Exhibit 1

The following summarizes certain information, including financial information, that we may disclose to prospective investors. The disclosures set forth below update the information contained in our annual report on Form 20-F for the year ended December 31, 2019 (the “2019 Annual Report”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2020 and any other documents that we have filed or furnished with the SEC and should be read in conjunction therewith. Except as the context otherwise may require, references in this report to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. See note 2 to our audited consolidated financial statements included in the 2019 Annual Report for a description of our significant accounting policies including our principles of consolidation. References in this report to “$” and “Dollars” are to United States Dollars, references to “€” are to Euros, references to “£,” “Pounds Sterling” and “Pounds” are to British Pounds, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos. References to “billion” mean one thousand million. References in this report to “CPOs” are to CEMEX, S.A.B. de C.V.’s Certificados de Participación Ordinarios and each CPO represents two Series A shares and one Series B share of CEMEX, S.A.B. de C.V. References in this report to “ADSs” are to American Depositary Shares of CEMEX, S.A.B. de C.V. and each ADS represents ten CPOs of CEMEX, S.A.B. de C.V.

We have approximated certain numbers in this report to their closest round numbers or a given number of decimal places. Due to rounding, figures shown as totals in tables may not be arithmetic aggregations of the figures preceding them.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to:

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the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 (“COVID-19”), which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services;

•	the cyclical activity of the construction sector;

•	our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector;

•	availability of raw materials and related fluctuating prices;

•	competition in the markets in which we offer our products and services;

•

general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations;

•	the regulatory environment, including environmental, tax, antitrust, and acquisition-related rules and regulations;

•	our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations;

•	the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles;

•	the impact of our below investment grade debt rating on our cost of capital;

•	loss of reputation of our brands;

•

our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our global pricing initiatives for our products and generally meet our “A Stronger CEMEX” plan’s initiatives;

•

the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks;

•	changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services;

•	weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods;

•	trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the USMCA;

•	terrorist and organized criminal activities as well as geopolitical events;

•	declarations of insolvency or bankruptcy, or becoming subject to similar proceedings;

•	natural disasters and other unforeseen events (including global health hazards such as COVID-19); and

•	the other risks and uncertainties described under “Item 3—Key Information—Risk Factors” of the 2019 Annual Report and under “Risk Factors” below.

Readers are urged to read this report and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the SEC.

Geographic Breakdown of Revenues by Reportable Segment for the Six-Month Period Ended June 30, 2020

The following chart indicates the geographic breakdown of our revenues by reportable segment, before eliminations from consolidation, for the six-month period ended June 30, 2020:

Breakdown of Revenues by Line of Business for the Six-Month Period Ended June 30, 2020

The following chart indicates the breakdown of our revenues by line of business, after eliminations resulting from consolidation, for the six-month period ended June 30, 2020:

RECENT DEVELOPMENTS

Recent Developments Relating to Our Indebtedness

Issuance of June 2027 Dollar Notes

On June 5, 2020, we issued $1.0 billion aggregate principal amount of 7.375% Senior Secured Notes due 2027 (the “June 2027 Dollar Notes”) in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, S.A. (“CEMEX España”), New Sunward Holding B.V. (“New Sunward”), CEMEX Asia B.V. (“CEMEX Asia”), CEMEX Concretos, S.A. de C.V. (“CEMEX Concretos”), CEMEX Corp., CEMEX Finance LLC (“CEMEX Finance”), Cemex Africa & Middle East Investments B.V. (“Cemex Africa & Middle East Investments”), CEMEX France Gestion (S.A.S.) (“CEMEX France”), CEMEX Research Group AG (“CEMEX Research Group”) and CEMEX UK have fully and unconditionally guaranteed the performance of all of our obligations under the June 2027 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over substantially all the shares of CEMEX Operaciones México, S.A. de C.V. (“CEMEX Operaciones México”), New Sunward, CEMEX Innovation Holding Ltd. and CEMEX España (together, the “Collateral”) and all proceeds of the Collateral. See “Recent Developments—Other Recent Developments—Merger of New Sunward with and into CEMEX España” for a description of the circumstances whereby (i) New Sunward is expected to cease to guarantee our indebtedness that it has guaranteed, and CEMEX España is expected to succeed to all of New Sunward’s rights and obligations including, without limitation (and to the extent CEMEX España is not already a guarantor) the obligation to guarantee our indebtedness to the extent New Sunward had guaranteed such indebtedness; and (ii) the shares of New Sunward that were pledged or transferred to trustees under security trusts to benefit certain of our debt secured by the Collateral would no longer be part of the Collateral as a result of such shares ceasing to exist.

Amendment to CHP’s Senior Unsecured Philippine Peso Term Loan Facility

On June 30, 2020, Cemex Holdings Philippines, Inc. (“CHP”) reached an agreement with BDO Unibank, Inc. to amend the senior unsecured Philippine Peso term loan facility entered into between CHP and BDO Unibank, Inc. on February 1, 2017 for a loan of up to the Philippine Peso equivalent of, as of June 30, 2020, $228 million (as amended or supplemented from time to time, the “CHP Facility Agreement”), so that CHP is required to comply with the following financial covenants commencing on June 30, 2021, each of which is tested twice annually: (i) a ratio of consolidated total debt (as defined in the CHP Facility Agreement) to consolidated EBITDA (as defined in the CHP Facility Agreement) not exceeding 4.00x; and (ii) a ratio of consolidated EBITDA (as defined in the CHP Facility Agreement) to consolidated interest expense (as defined in the CHP Facility Agreement) not less than 4.00x. No other modifications to the terms and conditions to the CHP Facility Agreement were made.

Amendments to the 2017 Facilities Agreement

In order to increase the margin for compliance under the financial ratios in the 2017 Facilities Agreement, on April 23, 2020, we formally requested our lenders’ consent for certain amendments under the 2017 Facilities Agreement, which were approved by all responding lenders, and as a result, on May 22, 2020, we signed an amendment agreement to the 2017 Facilities Agreement (the “2020 Facilities Agreement Amendments”).

In particular, we amended the consolidated leverage ratio and the consolidated coverage ratio limits, and adjusted the applicable margin over LIBOR, or EURIBOR, as applicable, to accommodate for the changes to the leverage limits covenant. Additionally, we agreed to (i) temporarily limit the amount of capital expenditures and acquisitions to $1.2 billion and $250 million, respectively, per year, and also included limitations on the reinvestment of certain proceeds, including those from asset sales and free cash flow; (ii) temporarily limit to $150 million the amount of loans allowed to be made to third parties and (iii) restrict share buybacks when the previously reported consolidated leverage ratio is above 4.50:1.

Furthermore, on September 8, 2020, we formally launched a Consent Request and an Exchange and Discharge Offer addressed to all lenders under the 2017 Facilities Agreement to further modify the 2017 Facilities Agreement (the “September 2020 Facilities Agreement Amendments”). The main amendments to the 2017 Facilities Agreement that we are seeking to implement as part of the September 2020 Facilities Agreement Amendments include the following proposals:

1.	Term Loans and Revolving Credit Facility Extensions (the “Extensions”);

a.	The exchange of term loan commitments into new term loan facilities with repayment installment dates on July 2021, July 2023, January 2024, January 2025 and July 2025; and
b.	The extension of commitments in the revolving credit facility by one year, from July 2022 to July 2023.

As part of the September 2020 Facilities Agreement Amendments, upon the implementation of the Extensions, we would prepay the repayment installment corresponding to the July 2021 amortization under the new term loan facilities.

2.	New Mexican Peso Facility;

a.

The creation of a Mexican Peso facility for an estimated aggregate amount equivalent to $300 million (the “Mex$ Facility”), for creditors willing to exchange existing Dollar term loan commitments into Mexican Peso commitments.

3.	Sustainability-Linked Loans and amendments to interest rate margin;

i.

The Extensions and Mex$ Facility would be implemented by putting in place new facilities intended to be structured as sustainability-linked loan facilities (such new facilities structured as sustainability-linked loan facilities, the “Sustainability-Linked Loans” and each a “Sustainability-Linked Loan”).

In respect of the Sustainability-Linked Loans, we are proposing to test the following five key performance indicators (“KPIs”) on an annual basis: (i) Reduction of net CO2 emissions per cementitious product vs 1990 (%); (ii) Power consumption from green energy in cement (%); (iii) Quarry rehabilitation plans, Biodiversity Action Plans (BAPs), and third-party certification (% from target quarries); (iv) Implementation of water management plans in sites located on water-scarce areas (%); and (v) Clinker Factor (average clinker content in cement produced) (%).

The level of performance in respect to each KPI will be reported on an annual basis in CEMEX’s Integrated Report and may result in an adjustment of the interest rate margin of the Sustainability-Linked Loans as follows:

a.

for each KPI in respect to which an agreed upon target (an “Annual KPI Target”) is achieved or surpassed on an annual basis, there will be a 0.01 percent reduction in the relevant interest rate margin;

b.

for each KPI in respect to which the Annual KPI Target is not achieved or surpassed, but an agreed upon penalty threshold in relation to that KPI (a “Penalty Threshold”) is not crossed, there will be no adjustment to the relevant interest rate margin; and

c.

for each KPI in respect to which the Annual KPI Target is not achieved or surpassed and the corresponding Penalty Threshold is crossed, there will be a 0.01 percent increase in the relevant interest rate margin.

While the new facilities created pursuant to the Extensions will have the same interest rate margin applied to them as the current facilities within the 2017 Facilities Agreement (apart from the potential adjustment in connection with the KPIs as described above), a revised interest rate margin grid is proposed to apply to the Mex$ Facility and will also depend on the consolidated leverage ratio.

4.	Amendments to the Consolidated Leverage Ratio; and

a.

The adjustment of the consolidated leverage ratio limit, so that for the quarters ending on September 30, 2020, December 31, 2020 and March 31, 2021 the consolidated leverage ratio limit is reduced from 7.00:1 to 6.25:1.

5.	Incorporation of Replacement Screen Rate Provisions and Mexican benchmark interbank rate provisions.

a.

Amendments to incorporate Loan Market Association replacement screen rate provisions in anticipation of the discontinuation of LIBOR and potentially EURIBOR, as well as Mexican benchmark interbank rate provisions to account for the creation of the Mex$ facility.

As of the date hereof, lenders under the 2017 Facilities Agreement have until October 9, 2020, unless extended to a further date, to consent to the September 2020 Facilities Agreement Amendments. Although we believe we have good relations with our lenders and have successfully completed amendments in the past, receiving the requisite consents to implement the September 2020 Facilities Agreement Amendments is not within our control, and we cannot provide any assurance on our ability to reach an agreement with the lenders under the 2017 Facilities Agreement to implement the proposed amendments or on the final terms of any such agreement. Furthermore, notwithstanding that sufficient consents from lenders to implement the September 2020 Facilities Agreement Amendments may be obtained, such amendments could be implemented only in part or not at all.

Partial Redemption of the June 2024 Euro Notes

On September 8, 2020, CEMEX Finance LLC issued a notice of partial redemption with respect to €215 million aggregate principal amount of the June 2024 Euro Notes. There was €400 million aggregate principal amount of the June 2024 Euro Notes outstanding as of the date of this report. The redemption date for the partial redemption of the June 2024 Euro Notes is expected to be October 9, 2020. After giving effect to this partial redemption, the aggregate principal amount of June 2024 Euro Notes remaining outstanding will be €185 million.

Full Redemption of the April 2024 Dollar Notes

Also, on September 8, 2020, CEMEX Finance LLC issued a notice of full redemption with respect to the April 2024 Dollar Notes. There was $640.075 million aggregate principal amount of the April 2024 Dollar Notes outstanding as of the date of this report. The April 2024 Dollar Notes are expected to be redeemed in full on October 9, 2020.

Other Developments Relating to Our Indebtedness

On September 10, 2020, we repaid $700 million of our $1,135 million committed revolving credit tranche under the 2017 Facilities Agreement.

Recent Developments Relating to Effects of COVID-19 on Our Business and Operations

The COVID-19 pandemic, coupled with the measures implemented by governmental authorities in an attempt to contain and mitigate the effects of COVID-19, including shutdowns of non-essential infrastructure businesses, stricter border controls, stringent quarantines and social distancing, have triggered the worst downturn since the Great Depression in the 1930s. The negative effects of the pandemic on, among other things, supply chains, global trade, mobility of persons, business continuity and demand for goods and services have been sizable. According to the latest World Economic Outlook report of the International Monetary Fund (the “IMF”), published in June 2020, as a result of the COVID-19 pandemic, the global economy is projected to contract sharply by 4.9% in 2020. Given that the pandemic is still developing across the globe and many countries have yet to bring it under control, the risk of a deep global recession in the remainder of 2020 that could last beyond 2020 is non-negligible.

Even though some governments and central banks have announced and implemented monetary and fiscal policies to reduce the impact of COVID-19 on economies and financial markets, these measures vary by country and may not be enough to deter material adverse economic and financial effects. Fears about the magnitude of the economic downturn have had and may continue to have an adverse effect on financial markets and emerging market currencies, which in turn have adversely affected and may continue to adversely affect our industry and our results of operations and financial condition. We expect that the construction activity across most of the markets in which we operate and in which we offer our products and services will be adversely affected for some time before returning to pre-pandemic levels. In addition, emerging market foreign exchange rates were adversely affected by the global market sell-off, mainly on the back of the COVID-19 pandemic, as well as because of other factors such as the perception of the Mexican government’s policies and lower oil prices. The Dollar’s surge given its perceived safe-haven status drove several emerging market currencies, such as the Mexican Peso, to record lows against the Dollar.

After the sharp reassessment of growth prospects and the deterioration of risk sentiment in February and March 2020, global financial markets have been recovering since April 2020 on the back of an unprecedented easing of global monetary policy and sizable fiscal support, as well as hopes for a strong economic recovery based on a quick reopening of economic activities. Foreign investors have gradually returned to emerging markets in search of yield, lifting equity prices and compressing long-term yields and corporate spreads. As sentiment improved, the Dollar has weakened, particularly against emerging markets currencies, though they have not returned to pre-COVID-19 levels.

The wide spread of COVID-19 has also adversely affected and may continue to adversely affect our business continuity in some of the markets in which we operate and in which we offer our products and services. Many of our operations have been and may continue to be adversely affected by (i) government decisions that seek to stop the spread of COVID-19, including social distancing guidelines and other health and safety measures, which at times suspend non-essential activities or have the effect of lowering activity at our operating facilities, leading to lower production; and (ii) depressed demand for our products and services. As of the date of this report:

•

In Mexico, we are operating in accordance with technical guidelines set by the Mexican government. We had initially announced that we would temporarily halt all production and certain related activities in Mexico until April 30, 2020 in accordance with a decree (the “Mexico COVID-19 Decree”) issued by the Health Ministry of Mexico in response to COVID-19. However, on April 7, 2020, relying on technical guidelines to the Mexico COVID-19 Decree issued by the Health Ministry of Mexico in the Official Mexican Gazette (Diario Oficial de la Federación), we announced that we would be permitted to resume production and related activities in Mexico to support the development of sectors designated as essential by the Mexican government during the COVID-19 pandemic. In addition, in accordance with publications issued on May 14, 2020 in the Official Mexican Gazette regarding the reopening of social, educational and economic activities, companies dedicated to construction and mining industry activities are able to resume operations as long they comply with the applicable health and safety protocols and guidelines established by the government, as these will be considered essential activities during the current COVID-19 health emergency in Mexico. As of the date of this report, no additional official decrees have been issued requiring the construction industry in Mexico to halt all or part of its operations; however, if any such decrees are issued, we will analyze the possible impact that this may represent to us, which could, subject to their scope and nature, adversely affect our financial condition, business, liquidity and results of operations. For the six-month period ended June 30, 2020, our operations in Mexico represented 20% of our revenues in Dollar terms before eliminations resulting from consolidation.

•

In most of our South America, Central America, the Caribbean (“SCA&C”) region, our operations have been temporarily affected. For instance, on March 28, 2020, the government of Trinidad and Tobago issued regulations addressing COVID-19 (the “Trinidad and Tobago COVID-19 Regulations”) pursuant to which certain of our operations in Trinidad and Tobago were required to temporarily cease operations on March 30, 2020. As a result of the Trinidad and Tobago COVID-19 Regulations, we temporarily halted substantially all of our operations in Trinidad and Tobago, except for certain activities related to the safe operation and preservation of the kiln and certain port operations. Also, pursuant to orders issued by the government of Barbados on March 28, 2020, we temporarily halted operations at our cement manufacturing facility located in Barbados. However, on May 14, 2020, our operations in Trinidad and Tobago and Barbados received the approval of the governments of Trinidad and Tobago, and Barbados, respectively, to resume all operations in those countries. Although beginning on August 17, 2020, the government of Trinidad and Tobago imposed new lockdown restrictions, at this time, the construction industry is not included in these recent restrictions. The government of Jamaica has also recently imposed a daily curfew from 7:00 pm to 5:00 am in the municipality of our cement operations. At this time, we expect this will only impact the commute of our employees to and from the cement plant. In addition, following measures implemented by the authorities in Panama, we temporarily halted production and related activities in Panama. However, in compliance with the dispositions issued on September 4, 2020 by the government of Panama (Executive Decree 1036), we expect to resume all our operations in Panama on September 14, 2020. Additionally, pursuant to a nationwide decree issued by the government of Colombia in response to COVID-19, we temporarily halted production and related activities in Colombia on March 25, 2020. However, pursuant to a subsequent nationwide decree issued by the government of Colombia on April 8, 2020, we partially resumed certain operations that were deemed essential to attend to the COVID-19 pandemic in Colombia from April 13 to April 27, 2020. After April 27, 2020, pursuant to Decree number 593, we resumed our operations in Colombia, having only some time restrictions to transit in several municipalities. We also adopted certain preventive measures with respect to our operations in Guatemala and the Dominican Republic, resulting in reduced activity and, in turn, production, in these countries. For the six-month period ended June 30, 2020, our operations in our SCA&C region represented 12% of our revenues in Dollar terms before eliminations resulting from consolidation.

•

In our Europe, Middle East, Africa and Asia (“EMEAA”) region, the main effects have been felt in Spain, the Philippines and the UAE, where our operations were running on a limited basis or were temporarily halted. However, as of the date of this report, our operations in EMEAA have resumed. Other countries experienced negative effects in the markets in which we offer our products and services, with drops in demand resulting in some temporary site closures. For instance, on March 19, 2020, we voluntarily initiated the steps to temporarily halt production at the Solid Cement Plant in the Philippines. This voluntary measure is consistent with the Philippine government’s implementation of the “Enhanced Community Quarantine” in Luzon, Philippines, which was declared by the president of the Philippines in an effort to institute more stringent measures to contain the spread of COVID-19. However, on May 20, 2020, in accordance with the Philippine government and resolutions by the Inter-Agency Task Force on Emerging Infectious Diseases, and after taking measures designed to fully comply with regulations set by the Department of Labor and Employment and the Department of Trade and Industry, we resumed our operations at our Solid Cement Plant located in Antipolo City. For the six-month period ended June 30, 2020, our operations in Spain and in the Philippines represented 2% and 3%, respectively, of our revenues in Dollar terms before eliminations resulting from consolidation. For the six-month period ended June 30, 2020, our operations in our Europe, Middle East, Africa and Asia region represented 30% of our revenues in Dollar terms before eliminations resulting from consolidation.

•

In the U.S., except for a few ready-mix concrete plants in the San Francisco area that were temporarily shut down, all sites that were operational before the COVID-19 pandemic are active. For the six-month period ended June 30, 2020, our operations in the U.S. represented 31% of our revenues in dollar terms before eliminations resulting from consolidation.

We also continue taking actions to protect our communities and the places where we operate. For example, at certain locations we continue to actively clean and sanitize public areas with soap and water, transported and released by our concrete ready-mix trucks into open areas such as hospital entrances, health-care facilities and urban places, among others. Furthermore, our admixtures plants continue to produce hand disinfectant according to World Health Organization specifications in quantities sufficient to cover the needs of all employees and neighboring local communities for the entire year.

We are monitoring the development of the COVID-19 pandemic and leveraging the information and recommendations from health organizations such as the World Health Organization, U.S. based Centers for Disease Control and Prevention (“CDC”), the European Centre for Disease Prevention and Control, and other organizations, as well as from the authorities of the countries in which we operate. We have set up local Rapid Response Teams (“RRTs”) that remain on alert throughout our global operations and we continue to implement preventive measures. Some of the measures we have taken so far include restrictions on all work-related travel, arrangements for certain employees to work remotely and optimization of the number of people working in our operating facilities and other locations at any given time. Among other initiatives, we have enhanced our internal information campaigns for recommended practices for health, hygiene, and social interaction, such as promoting physical distancing. For example, we have implemented our H&S Protocols across our operations, including, among others, our Personal Hygiene, Access Screening, Physical Distancing and Quarantine Protocols, which set forth certain practices that need to be performed by our employees, contractors, suppliers, customers and visitors. Under our Personal Hygiene Protocol, we continue to encourage our workers to wash their hands frequently or, when not close to a bathroom, to use antibacterial gel or alcohol-based hand rub, and, when sneezing and coughing, to cover nose and mouth with a disposable tissue or with flexed elbow or upper sleeve. Additionally, under our Physical Distancing Protocol, we continue to seek to (i) increase distance between closely-spaced facilities; (ii) ventilate the workplace; and (iii) clean workstations between shifts. We also continue to carry out our Screening at Workplace Protocol which (i) screens people at the reception areas and all entry points for pandemic-related disease symptoms; (ii) limits visitors to an essential minimum; and (iii) assesses the access to, and availability of, medical services for the employees. For example, to promote physical distancing, we have employed a strategy to support social physical distancing and as a result we experienced a 13% increase in number of visits to our CEMEX Go platform in comparison with pre-COVID-19 levels and during the second quarter of 2020, we saw an increase of 19% in our Construrama website for Mexican retail customers. Also, as part of our Workplace Cleaning Protocol, surfaces that are frequently touched are cleaned more often. Furthermore, as part of our Truck Drivers’ Protocol, we are (i) disinfecting the steering wheel, the levers, buttons and other high touch areas with the aim of keeping the truck cabin clean; and (ii) encouraging our drivers to use personal protective equipment (such as a face mask and gloves) at all times and to observe physical distancing inside and outside of the truck (i.e., no more than one person in the truck at any one time). In addition, we continue to implement our Commuting to and from Work Protocol, which aims to provide company transportation service when possible and to reduce the number of weekly commutes by adjusting work shifts. In addition, through our Quarantine Protocol, we continue our efforts to separate persons who (i) have a confirmed infectious illness; (ii) have disease-like symptoms; (iii) have been exposed to people with illness, but are not ill; and (iv) are returning from travel to medium- or high-risk locations. In general, we believe that we continue to apply strict hygiene guidelines in all of our operations, and we have modified our manufacturing, sales, and delivery processes to implement physical distancing intended to considerably reduce the spread of COVID-19. Lastly, our Taking Care of Family at Home Protocol aims to support safeguarding our employees and their families from community spread by (i) reinforcing physical distancing and hygiene measures; (ii) providing specific home cleaning recommendations; (iii) advising on staying and working from home; (iv) arriving home sanitization protocol; and (v) protecting the vulnerable and taking care of sick family members guidelines.

The main objective of our RRTs continues to be the development and execution of activities aimed at mitigating the impact from COVID-19. The focus of these activities is to monitor and protect our employees, clients, communities, suppliers, among others, to protect our business continuity and foster communication. In particular, our RRTs are (i) monitoring global health guidelines and peer response in relation to COVID-19; (ii) consolidating and updating COVID-19-related information; (iii) following up on any quarantine cases and providing support; (iv) assisting in protecting our employees by attempting to reduce the spread of COVID-19 with the implementation of various hygiene measures, guidelines and protocols; (v) enhancing the frequency and procedures related to cleaning at our various sites; (vi) implementing various remote working programs; (vii) implementing screening and quarantine enforcement measures; (viii) ensuring availability of medical support and hygiene travel kits; (ix) implementing restrictions on large gatherings; (x) creating and releasing guidelines for social distancing, travel, cleaning, personal hygiene, screening and quarantine; (xi) enhancing engagement with our communities, industry associations and local authorities; (xii) implementing actions to protect our business continuity by developing plans designed to strengthen our business and promote financial resiliency; and (xiii) communicating all of our COVID-19-related measures to internal and external audiences.

Additionally, to strengthen the implementation and supervision of these protocols and objectives we have defined a new function called “COVID Coordinator” in every location, facility, manufacturing plant, production facility and administrative offices where we have operations. Currently we have appointed around 1,400 of these COVID Coordinators worldwide and also established a best-practices sharing network to continuously improve our COVID-19 measures implementation.

We believe that we have developed plans to safely and responsibly deal with possible future halts to our operations while at the same time maintaining our property, plants and equipment in appropriate technical condition, as well as to resume our operations when needed. We are in continuous and close contact with our suppliers to facilitate addressing any critical sourcing needs and we have enhanced our customer-centric practices. We continue to cooperate with our clients and suppliers in order to implement measures that are designed to maintain business continuity and to mitigate any disruptions to our businesses caused by COVID-19.

Moreover, we believe that we were able to strengthen our liquidity position, primarily with drawdowns of $1,135 million under our committed revolving credit facility (our drawdowns of $1.0 billion and $135 million on March 20, 2020 and April 1, 2020, respectively, constituted the full amount available under the committed revolving credit facility), drawdowns under our other credit lines and loans and the issuance of $1.0 billion aggregate principal amount of the June 2027 Dollar Notes. The drawdowns had the effect of increasing our overall debt and cash levels in the short to medium term. Moreover, on September 10, 2020, we repaid $700 million of our $1,135 million committed revolving credit tranche under the 2017 Facilities Agreement. Also, as of June 30, 2020, we have drawn down $420 million in uncommitted short-term credit facilities. Furthermore, we received proceeds of $700 million from our asset sale in the U.S. related to the Kosmos cement plant in Louisville, Kentucky and the sale of certain assets in the United Kingdom to Breedon. See “Recent Developments— Recent Developments Relating to Our Asset Divestiture Plans” for a description of the closing of the Breedon transaction. As of the date of this report, our operations in certain countries where we operate have received tax deferrals, employee payroll and other relief benefits under, and as a result of, government support programs to mitigate the impact of COVID-19, for a total aggregate amount that is not material, and have also benefited from being able to defer certain interest payments in certain operations, also for amounts that are not material.

Additionally, among other things, we have suspended, reduced or delayed certain planned (i) capital expenditures; (ii) budgeted operating expenses in line with the evolution of demand per market in which we operate; (iii) production and, where required, inventory levels in all of our markets consistent with depressed demand; and (iv) corporate and global network activities that detract from our current business focus on managing the crisis and our operations. For example, during the six-month period ended June 30, 2020, we achieved $140 million in cost-saving initiatives when compared to the year ended 2019. However, we expect that $25 million in cost-saving initiatives from maintenance deferrals may be largely executed during the second half of the year. We also intend to continue to maintain a reasonable amount of inventory at our operating facilities and other locations, with the intention of continuing to serve our customers to the extent possible.

As a further measure to enhance our liquidity, we have suspended the CEMEX, S.A.B. de C.V. share repurchase program for the remainder of 2020 and, as previously announced, CEMEX, S.A.B. de C.V. will not be paying dividends during 2020.

Lastly, starting on May 1, 2020, for a 90-day period, subject to all applicable laws and regulations, CEMEX, S.A.B. de C.V.’s Chairman of the Board of Directors, Chief Executive Officer and the members of our Executive Committee forewent 25% of their salaries; the members of the Board of Directors of CEMEX, S.A.B. de C.V. forewent 25% of their remuneration (including with respect to the meetings held in April 2020); and certain senior executives voluntarily forewent 15% of their monthly salaries and certain employees voluntarily deferred 10% of their monthly salary, the deferred amount to be paid in full during December 2020. We also worked to mitigate the impact on jobs of our hourly employees affected by the COVID-19 pandemic.

There can be no assurance that the measures we have already taken or may take in the future will fully offset the adverse impact of COVID-19, but since some of these measures were adopted we believe that they have assisted to partially offset the adverse impact of COVID-19. The degree to which COVID-19 further affects our results and operations will depend on future developments which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the COVID-19 pandemic, its severity, the actions to contain COVID-19 or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

Given the uncertain outlook, we withdrew our prior 2020 guidance. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The recent COVID-19 outbreak could materially adversely affect our financial condition and results of operations” of the 2019 Annual Report.

Recent Developments Relating to Our Business Strategy

During 2020, under our medium-term strategy for the next three years which we refer to as “Operation Resilience,” we developed a decisive action plan designed to maximize shareholder value and reposition us for higher EBITDA growth on a risk-adjusted basis. Operation Resilience is not only about deleveraging, but also building a lower risk and faster growing business.

Operation Resilience is aimed at (i) growing the profitability of our business, targeting an EBITDA margin of at least 20% by 2023, considering our current portfolio, through cost reduction measures and other commercial and operational initiatives; (ii) optimizing our portfolio for EBITDA growth through the execution of strategic divestments and reinvestments, construction of portfolio more weighted towards the U.S. and Europe, after which we expect we will be a heavy building materials company where the U.S., Europe and Mexico will constitute a large part of our footprint, focusing on vertically integrated positions near growing metropolises and developing building solutions designed for sustainable urbanization, which we refer to as “Urbanization Solutions,” as our fourth core business; (iii) de-risking our capital structure, reducing our cost of funding and ultimately achieving investment grade capital structure by targeting approximately $3 billion of net debt paydown during the second half of 2020 and setting a new net leverage target of ≤3.0x by December 2023, among other initiatives, including extending our debt maturity profile, minimizing our cost of funding and raising funds in local currency to better align our EBITDA and debt; and (iv) leveraging sustainability and digital platforms as a competitive advantage by moving forward on achieving our 2030 target to reduce 35% our cement CO2 emissions and our ambition to deliver zero CO2 concrete by 2050.

As part of this strategy, we have identified $280 million of cost reductions for full year 2020, compared with our $230 million program previously announced in July 2020, which includes initiatives from our prior “A Stronger CEMEX” plan and COVID-19-related cost containment initiatives. During the six-month period ended June 30, 2020, we achieved $140 million in cost-saving initiatives when compared to the year ended 2019. However, we expect that $25 million in cost-saving initiatives from maintenance deferrals may be largely executed during the second half of the year. Furthermore, Operation Resilience includes the payment of $1.0 billion of the revolving credit facility, €215 million of the partial redemption of the June 2024 Euro Notes and $640 million of the full redemption of the April 2024 Dollar Notes. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Partial Redemption of the June 2024 Euro Notes” and “Recent Developments—Recent Developments Relating to Our Indebtedness—Full Redemption of the April 2024 Dollar Notes.”

Recent Developments Relating to Our Business and Operations

On August 31, 2020, we mothballed our South Ferriby cement plant located in the United Kingdom. This comes after an analysis of our European cement supply chain and as part of our ongoing business strategy to strengthen our portfolio. We expect this will allow us to optimize our available network across the region. In addition, we expect that our strategic growth in the United Kingdom will be focused on those markets that offer long-term profitability, such as the larger metropolitan markets where demand and profitability are expected to be strongest.

Recent Developments Relating to Our Asset Divestiture Plans

On August 3, 2020, we announced the successful closing of the previously announced sale of certain assets in the United Kingdom to Breedon Group (“Breedon”) for a total consideration of $230 million, which includes $30 million of debt. The assets generated $29 million of EBITDA in 2018.

Recent Developments Relating to Our Investments and Acquisitions

Increase of Our Interest in CEMEX Holding Philippines, Inc.

As of June 30, 2020, CEMEX Asian South East Corporation (“CASE”), an indirect subsidiary of CEMEX, S.A.B. de C.V., directly owned 75.93% of CHP’s outstanding common shares. During August 2020, CASE increased its interest in CHP from 75.93% to 77.19%.

Tender Offer for the Entirely of Subscribed, Paid and Outstanding Shares of CLH

On September 7, 2020, we announced that CEMEX España is seeking authorization from the Colombian Financial Superintendency (Superintendencia Financiera De Colombia) (“SFC”) with the intention to commence a tender offer (the “Offer”) for any and all outstanding ordinary shares of CEMEX Latam Holdings, S.A. (“CLH”) registered with the National Register of Securities and Issuers (Registro Nacional de Valores y Emisores) (“RNVE”) and the Colombian Securities Exchange (Bolsa de Valores de Colombia). If authorized by the SFC, it is anticipated that the Offer would be directed to all of CLH’s shareholders (except for shares either owned by CEMEX España or by CLH), regardless of residence or domicile, for an intended purchase price of 3,250COP$ per ordinary share of CLH, on the terms and subject to the conditions to be set forth in the Offer booklet and related notice (together, the “Offer Documents”), which CEMEX España intends to make available to all of CLH’s shareholders if and when the SFC authorizes the Offer. CEMEX España expects that the SFC’s review of the Offer may range between two and four weeks.

As of June 30, 2020, per public information available through the RNVE, shareholders holding 149,610,106 shares of CLH, equivalent to approximately 26,84% of all of CLH’s subscribed, paid and outstanding equity with voting rights, represented 100% of the subscribed, paid and outstanding shares of CLH (excluding shares either owned by CEMEX España or by CLH).

Recent Developments Relating to CEMEX, S.A.B. de C.V.’s Senior Management and Board of Directors

On August 20, 2020, we informed the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) (“MSE”) that Jaime Gerardo Elizondo Chapa, current CEMEX Executive Vice President of Global Supply Chain Development, decided to retire from CEMEX effective as of October 1, 2020. Juan Romero Torres, current CEMEX Executive Vice President of Sustainability, Commercial and Operations Development, will assume the Global Supply Chain Development functions at CEMEX effective as of October 1, 2020. As of December 31, 2019, our senior management was comprised of 15 members. However, as a result of several organizational changes during 2020, including the aforementioned retirement of Jaime Gerardo Elizondo Chapa, starting from October 1, 2020, we will have effectively reduced the number of senior management members from 15 to 12.

Recent Developments Relating to Our Regulatory Matters and Legal Proceedings

Tax Matters in Colombia

On June 2, 2020, in connection with the tax proceeding in Colombia related to the year 2012, CEMEX Colombia filed its response to the complementary administrative act “statement of objections” (pliego de cargos) issued by the Colombian Tax Authority (Dirección de Impuestos y Aduanas Nacionales) (“DIAN”), in which the authority claims the payment of the credit balance that was originated in the tax declaration of the aforementioned year and that was offset by the company with taxes from subsequent years. Notwithstanding this, as of the date of this report, CEMEX believes that an adverse resolution after conclusion of all available defense procedures is not probable. However, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding. If this proceeding is adversely resolved, we believe such adverse resolution could have a material adverse impact on our results of operations, liquidity and/or financial condition.

Additionally, on June 8, 2020, in connection with the tax proceeding in Colombia related to the year 2011, the DIAN issued a complementary administrative act “statement of objections” (pliego de cargos), in which the authority claims the payment of the credit balance that was originated in the tax declaration of the aforementioned year and that was offset by the company with taxes from subsequent years. As of the date of this report, at this stage of the proceeding and considering all possible defenses available, while we cannot assess with certainty the likelihood of an adverse result in this special proceeding, we believe a final adverse resolution to this special proceeding is not probable. However, if adversely resolved, we believe such adverse resolution could have a material adverse impact on our results of operations, liquidity and financial condition.

Polish Antitrust Investigation

On July 29, 2020, in connection with the antitrust proceeding initiated in 2007 against all cement producers in Poland, including CEMEX Polska Sp. Z.O.O. (“CEMEX Polska”), the Polish Supreme Court rendered a judgement cancelling the second instance court decision with respect to the cement cartel process as it applied to Cemex Polska and four other cement producers sharing selected arguments raised in cassation of the cement producers in particular on penalties calculation and the time the alleged agreement between cement producers actually ended. The proceeding will now be referred again to the second instance court. Furthermore, we believe that the fine paid by Cemex Polska equal to Polish Zloty 69.4 million ($17.45 million as of June 30, 2020 based on an exchange rate of Polish Zloty 3.9756 to $1.00) will be returned to CEMEX Polska. The second instance court proceeding is expected to last between two to three years. As of the date of this report, we do not expect that a final adverse resolution to this matter would have a material adverse impact on our results of operations, liquidity and financial condition.

Other Recent Developments

Merger of New Sunward with and into CEMEX España

On June 8, 2020, CEMEX España and New Sunward approved the terms pursuant to which CEMEX España would absorb, by merger, New Sunward, with Cemex España being the surviving company (the “European Merger”). As of the date of this report, the European Merger is expected to become effective on the date the corresponding merger deed is filed with the commercial register in Madrid, Spain. Such filing is currently expected to be made during the fourth quarter of 2020.

Provided the European Merger is effected, New Sunward would cease to guarantee our indebtedness to the extent it has provided guarantees, and the shares of New Sunward that were pledged or transferred to trustees under security trusts to benefit certain of our secured debt guaranteed by the Collateral would no longer be part of the Collateral as a result of such shares ceasing to exist. Also, CEMEX España would succeed to all of New Sunward’s rights and obligations by way of universal succession, including, without limitation, and to the extent CEMEX España is not already a guarantor, the obligation to guarantee our indebtedness, including our dual currency notes underlying the Perpetual Notes, to the extent New Sunward has provided guarantees. In addition, any shareholders of New Sunward that become shareholders of CEMEX España as a result of the European Merger would pledge their shares in CEMEX España as part of the Collateral.

Increases in Transmission Charges in Mexico

On May 28, 2020, during an extraordinary meeting, the Mexican Energy Regulatory Commission (Comisión Reguladora de Energía) (“CRE”) approved two resolutions which call for increases to the transmission charges payable to the National Electricity Commission (Comisión Federal de Electricidad) (“CFE”) by all electric power generators operating under grandfathered interconnection agreements (“Grandfathered Generators”) which are subject to the laws and regulations that were applicable before the Mexican energy reform of 2013-2014 (the “CRE Resolutions”). Under the CRE Resolutions, these new wheeling charges for the transmission service constitute an exponential and immediate increase for Grandfathered Generators, and were applied by CFE as of July 2020. While the entities legally obliged to pay for those transmission costs are Grandfathered Generators, depending on the structure agreed in the corresponding power supply agreements (which could consist on pass-through provisions for such transmission costs), end-users under the grandfathered self-supply (autoabastecimiento) scheme may run the risk of transmission costs and be obligated to pay the relevant grandfathered projects for said incremental costs. In the case of the three wind farms in Mexico with which CEMEX has entered into power supply agreements, the charges for transmission payable to CFE by the corresponding Grandfathered Generators associated with the wind farms increased by four to six times. Furthermore, we expect the transmission charges to increase by about 80% in the case of the grandfathered petcoke-fired self-supply thermal power plant in Tamuin, Mexico, with which CEMEX has a power supply agreement. As of August 30, 2020, we have been informed that the renewable Grandfathered Generators that supply electric energy to our operations in Mexico have all obtained injunctions against the applicable CRE Resolutions. We are closely monitoring the progress of such constitutional challenges as certain contractual clauses regarding wheeling charges pass-through, which are typical of these types of agreements, expose CEMEX to the increases called for by the CRE Resolutions. On August 28, 2020, we filed a constitutional challenge against the CRE resolution applicable to Grandfathered Generators operating conventional power plants. As of the date of this report, we cannot assess with certainty the outcome of the legal challenges presented against the CRE Resolutions, or the impact that an adverse resolution on those could have on our business, operations and contractual obligations in Mexico.

CO2 Emissions Allocation Allowance for the Period 2021-2030 in the EU

As a result of the COVID-19 pandemic, some of CEMEX’s plants in Europe have reduced operations or, in some cases, such as in Spain, temporary halted production following mandatory rules from governmental authorities. This is expected to impact our CO2 emissions allocation allowance for the period of 2021 through 2030, as production in 2020 and 2021 will condition allocations for the following years. Since we do not know (i) if the European Union (the “EU”) will apply any special regulation for those situations, and/or (ii) the market situation during 2020 and 2021, we are not able to assess the actual impact on our CO2 emissions allocation allowance for the period of 2021 through 2030.

Furthermore, to force importers in Europe to pay for the carbon content of products imported, some EU institutions are defending the development of carbon border measures. We cannot know for certain if these measures will be applied in the future; however, if developed, we expect it would be difficult to implement them before 2026.

RISK FACTORS

We are subject to various risks mainly resulting from changing economic, environmental, political, industry, business, regulatory, financial and climate conditions, as well as risks related to ongoing legal proceedings and investigations. The following risk factors, as well as the risk factors described under “Item 3—Key Information—Risk Factors” of the 2019 Annual Report, are not the only risks we face, and any of the risk factors described below and in the 2019 Annual Report could significantly and adversely affect our business, liquidity, results of operations or financial condition, as well as, in certain instances, our reputation.

Economic conditions in some of the countries where we operate and in other regions or countries may adversely affect our business, financial condition, liquidity and results of operations.

The economic conditions in some of the countries where we operate have had and may continue to have a material adverse effect on our business, financial condition, liquidity and results of operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries worldwide, including those in the U.S., Mexico, SCA&C and EMEAA.

For a geographic breakdown of our revenues for the six-month period ended June 30, 2020, see “Geographic Breakdown of Revenues by Reportable Segment for the Six-Month Period Ended June 30, 2020” included elsewhere in this report.

As of the date of this report, the main downside risk to the global economy relates to the COVID-19 pandemic. The COVID-19 pandemic, coupled with the measures implemented by governmental authorities in an attempt to contain and mitigate the effects of COVID-19, including shutdowns of non-essential infrastructure businesses, stricter border controls, stringent quarantines and social distancing, have triggered the worst downturn since the Great Depression in the 1930s. The negative effects of the pandemic on, among other things, supply chains, global trade, mobility of persons, business continuity and demand for goods and services have been sizable.

According to the latest World Economic Outlook of the IMF, published in June 2020, global growth is projected to contract in 2020. The IMF recognized that there is a higher than usual degree of uncertainty around this forecast, as the baseline projection rests on key assumptions about the fallout from the COVID-19 pandemic. The magnitude and persistence of the adverse economic shock depend on several uncertain factors, such as (i) the duration of the pandemic and required lockdowns; (ii) voluntary social distancing, which affects spending; (iii) displaced workers’ ability to secure employment in other sectors; (iv) the potential damage to supply due to firm closures and unemployed workers exiting the workforce; (v) the impact on business costs in connection with the required changes to strengthen workplace safety; (vi) the effects on productivity of global supply chain reconfigurations; (vii) the extent of cross-border spillovers from weaker external demand, and (viii) funding shortfalls and the resolution in connection with the current disconnection between asset valuations and prospects for economic activity.

Furthermore, downside risks as a result of the COVID-19 pandemic are significant. New waves of infections may trigger new generalized restrictions. A further decline in economic activity as a result of closures, company hesitation to hire jobseekers and unemployed workers leaving the labor force entirely could lead to further scarring of the economy. Financial conditions may tighten again, as in January to March 2020, and expose vulnerabilities among borrowers, which could tip some economies into debt crises and cause a further slowdown of economic activity. More generally, cross-border spillovers from weaker external demand and tighter financial conditions could magnify the impact of a country- or region-specific shock on global growth. Moreover, the sizable policy response following the initial sudden stop in economic activity may end up being prematurely withdrawn or improperly targeted due to design and implementation challenges, leading to misallocation and the dissolution of productive economic relationships.

Beyond the COVID-19 pandemic-related downside risks, escalating tensions between the United States and China on multiple fronts, frayed relationships among the Organization of the Petroleum Exporting Countries (“OPEC”) coalition of oil producers and widespread social unrest generate additional challenges for the global economy. Moreover, in a context of low inflation and high debt (particularly in advanced economies), protracted weakness of aggregate demand could lead to further disinflation and debt service difficulties that, in turn, weigh further on economic activity. Finally, uncertainty from the upcoming U.S. presidential elections could pose a risk for both the U.S. and the global economy.

Furthermore, and mainly as a result of the COVID-19 pandemic, U.S. GDP is expected to decline in 2020. It is likely that in the future more governmental support will be required; however this could be challenged by the upcoming U.S. election and the overall polarization of the political spectrum. Hence lack of fiscal agreement to support the U.S. economy is a risk to the outlook. A confidence shock upon the U.S. election could result in further economic dislocation which the Federal Reserve might not be able to prevent given that much of its policy powers have already been used. Furthermore, investors fleeing the Dollar could elevate inflation expectations and interest rates. Additionally, high unemployment could lead to mortgage and rental defaults adding losses to the commercial banking industry, resulting in higher loan-loss provision, tighter lending standards and lending curtailment. If the impacts of the COVID-19 pandemic are materially prolonged, it could result in a cascade of additional corporate filings for bankruptcies, further eroding market confidence and increasing unemployment rates. Finally, the political polarization in the U.S. could result in a delay in Congress passing the budget for 2021 and the postponement of a multi-year highway bill, both of which are critical for infrastructure investment. Together, these uncertainties and risks could have a material adverse impact not only on our financial condition, business and results of operations in the U.S., but also on our consolidated financial conditions, business and results of operations. See “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information regarding the impact of COVID-19 on our industry in the U.S.

After the sharp reassessment of growth prospects and the deterioration of risk sentiment in February and March 2020, global financial markets have been recovering since April 2020 on the back of an unprecedented easing of global monetary policy and sizable fiscal support, as well as hopes for a strong economic recovery based on a quick reopening of economic activities. Foreign investors have gradually returned to emerging markets in search of yield, lifting equity prices and compressing long-term yields and corporate spreads. As sentiment improved, the Dollar has weakened, particularly against emerging markets currencies; however they have not returned to pre-COVID-19 levels. However, the risk of new episodes of market volatility, increased risk aversion and capital outflows from emerging markets has not disappeared. Renewed capital outflows and currency depreciations in many of these countries risk undermining the stability of their domestic corporate and banking sectors. In the most vulnerable cases, putting stress also on sovereign borrowing could have an adverse effect on our business and on our financial condition, liquidity and results of operations.

As a result of a general election in Mexico in 2018, a new federal government and Mexican National Congress led by the new president’s political party have taken office. The Mexican economy slowed down in the fiscal year 2019, and this slowdown is expected to continue in 2020. As is the case with most changes in administration, there still is uncertainty regarding the long-term impact of this new government’s economic and public policies and the impact any policies could have on the economy of Mexico, including on interest rates and exchange rates, in attracting or maintaining foreign investment in Mexico and in the regulatory and institutional framework of the country, which could affect our financial condition, business, liquidity and results of operations, particularly in Mexico.

The Mexican economy entered into recession in 2019 and cyclical weakness continued during the first and second quarters of 2020. The economy was largely held back by falling private investment and very slow disbursement of the 2019 public budget. Thus, the Mexican economy has been severely hit by the COVID-19 pandemic. Beyond the aforementioned pandemic-related risks, the Mexican economy faces other risks in the short-term including, but not limited to: (i) further declines in oil production, which could affect the mining sector and tax revenues; (ii) the effects of the downgrade of Petróleos Mexicanos’ (“PEMEX”) debt rating or a requirement to restructure PEMEX, which could undermine fiscal stability and Mexico’s sovereign debt rating; (iii) failure to revive private investment due to uncertainty in government policies or controversial government decisions, as well as the lack of sufficient fiscal stimulus support; (iv) a further contraction of construction activity as a result of cuts in public investment or weak government spending and stagnation of private investment; and (v) aggressive tightening of monetary policy as a result of the renewal of inflationary pressures and/or high currency forex fluctuation. Together, these uncertainties and risks could have a material adverse impact on our financial condition, business and results of operations, particularly in Mexico. See “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information regarding the impact of COVID-19 on our industry in Mexico.

The laws and regulations in Mexico to which we are subject, and interpretations thereof, may change, sometimes substantially, as a result of a variety of factors beyond our control, including political, economic, regulatory or social events. As a result of amendments in May 2019 to the Mexican Federal Labor Law (Ley Federal del Trabajo) and other related regulations, among other things, new labor authorities and courts were created, new bargaining procedures were implemented and provisions related to employees’ freedom of association and organization, collective bargaining agreements, and rules against labor discrimination were issued or amended. We cannot assure you that these changes will not adversely affect our business, financial condition, results of operations and prospects, particularly in Mexico. Additionally, in August 2019, the new Mexican Law for the Termination of Ownership (Ley Nacional de Extinción de Dominio) was enacted. This new law grants the authority to the Mexican federal government to terminate the ownership of real estate property in Mexico if illicit activities are performed on such real estate properties. Therefore, if any illicit activities are performed on our real estate properties (even without our knowledge or control), we could be deprived of our ownership rights and would not be compensated for such loss, which could have a material adverse impact on our business, financial condition, results of operations and prospects, particularly in Mexico. See “Recent Developments—Other Recent Developments—Increases in Transmission Charges in Mexico” for more information on how changes to laws and regulations in Mexico could have a material adverse impact on our business, financial condition, results of operations and prospects in Mexico.

At the beginning of the COVID-19 pandemic, Colombia was in a strong position, both in terms of its institutional framework, as well as its macroeconomic performance. However, unemployment was high and the need for a tax reform is necessary to deal with the current COVID-19 crisis. Apart from the pandemic-related risks, some of the most prominent risks facing the Colombian economy include political uncertainty surrounding tax reform negotiations, as well as re-emerging social unrest. Moreover, Colombia remains vulnerable to large capital outflows given its large external financial needs (the current account deficit was above 4% of GDP in 2019) and to potential downward pressures on oil prices. If these risks materialize, they could have a material adverse effect on our business, financial condition, results of operations and prospects in Colombia. See “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information regarding the impact of COVID-19 on our operations in Colombia.

In Europe, most countries have been pushed into recession as a result of the COVID-19 pandemic, but the impact on output has been heterogeneous. Similarly, countries are likely to emerge from the COVID-19 crisis in an asymmetric way, reflecting the different timing at which containment and social distancing measures were implemented and lifted; the structure of the economy, particularly the importance of tourism and leisure activities; as well as the magnitude and effectiveness of the policy response. As in the rest of the world, the most important economic concern is the impact of the COVID-19 pandemic, which depends on its scale and duration, the reaction of consumers and corporates, as well as the ability of the policy response to prevent more permanent layoffs, corporate bankruptcies and a sharp reassessment of financial risks, further market volatility and negative feedback effects. In fact, the recovery in Europe could still suffer from insufficiently coordinated national policy responses and a lack of coordinated response from the EU. The absence of a deal regarding the relationship between the EU and the United Kingdom as of 2021 remains also an important risk. Together, these risks and uncertainties could have a material adverse impact on our financial condition, business and results of operations particularity in Europe. See “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information regarding the impact of COVID-19 on our industry in Europe

Additionally, Central European countries might experience a reduction in the proceeds they receive from the EU’s structural funds in the future, which could hinder infrastructure investment in such countries and adversely affect our financial condition, business, liquidity and results of operations, particularly with regard to our operations in Europe.

In the Philippines, weather-related supply disruptions, fluctuations in global oil price, natural disasters, business slowdowns due to government policy changes, domestic foreign policy shifts, a potential resurgence of security concerns in the southern region and increased domestic political and geopolitical tensions could adversely affect the Philippine economy. Fiscal constraints and lack of social safety nets could also delay the recovery from the effects of pandemic-driven economic disruptions and impact different sectors of the country. These risks could jeopardize the country’s infrastructure development plan, dampen investment and curb economic growth. If any of these risks materialize, they could adversely affect our financial condition, business, liquidity and results of operations in the Philippines. See “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information regarding the impact of COVID-19 on our operations in the Philippines.

In general, demand for our products and services is strongly related to construction levels and depends, in large part, on residential and commercial construction activity, as well as private and public infrastructure spending in almost all of the countries where we operate. Public and private infrastructure spending in countries dependent on revenue generated by the energy sector is exposed to decreases in energy prices. Therefore, decreases in energy prices could affect public and private infrastructure spending which, in turn, could affect the construction industry. This could ultimately affect our financial condition, business, liquidity and results of operations.

Declines in the construction industry are usually correlated with declines in general economic conditions. As a result, deterioration of economic conditions in the countries where we operate, in particular due to the COVID-19 pandemic, could have a material adverse effect on our business, financial condition, liquidity and results of operations. In addition, we cannot assure you that growth in the gross domestic product of the countries where we operate will translate into a correlated increase in demand for our products.

We are subject to the effects of general global economic and market conditions that are beyond our control. If these conditions remain challenging or deteriorate, our business, financial condition, liquidity and results of operations could be adversely affected. Possible consequences from macroeconomic global challenges could have an adverse impact on our business, financial condition, liquidity and results of operations.

The COVID-19 outbreak could materially adversely affect our financial condition and results of operations.

The impact of the novel strain of the coronavirus identified in China in late 2019 has grown throughout the world, including in Mexico, the United States and in other countries in Asia, the Middle East, South and Central America, the Caribbean and Europe, and governmental authorities around the world have implemented and may continue to implement numerous measures attempting to contain and mitigate the effects of the virus. These measures, and the effects of the COVID-19 pandemic, have generally resulted, or may continue to result, in: (i) temporary restrictions on, or suspended access to, or shutdown, or suspension or the halt of, our manufacturing facilities, including our cement plants and grinding mills; (ii) staffing shortages, production slowdowns or stoppages and disruptions in our delivery systems; (iii) disruptions or delays in our supply chains, including shortages of materials, products and services on which we and our businesses depend; (iv) reduced availability of land and sea transport, including labor shortages, logistics constraints and increased border controls or closures; (v) increased cost of materials, products and services on which we and our businesses depend; (vi) reduced investor confidence and consumer spending in the regions where we operate, as well as globally; (vii) a general slowdown in economic activity, including construction, and a decrease in demand for our products and services and industry demand generally; (viii) constraints on the availability of financing in the financial markets, if available at all, including on access to credit lines and working capital facilities from financial institutions; (ix) not being able to satisfy any liquidity needs if our operating cash flow and funds received under our receivables and inventory financing facilities decrease, respectively, or if we are not able to obtain borrowings under credit facilities, proceeds of debt and equity offerings and proceeds from asset sales; (x) our inability to, if required, refinance our existing indebtedness on desired terms, if at all; or (xi) our inability to comply with, or receive waivers with respect to, restrictions and covenants under the agreements governing our existing indebtedness, including maintenance covenants under our 2017 Facilities Agreement.

The consequences of the COVID-19 pandemic have considerably affected us in certain countries. We consider that, as the effects and duration of such pandemic may extend, there could be significant adverse effects in the future mainly in connection with: (i) impairment of long-lived assets including goodwill; (ii) foreign exchange losses related to our obligations denominated in foreign currency; (iii) increases in estimated credit losses on trade accounts receivable; and (iv) further disruption in supply chains. Considering the global negative economic effects of the COVID-19 pandemic, several regulators, including the SEC and the European Securities and Markets Authority, have issued guidelines reminding companies that any such negative effects may be considered impairment indicators which would trigger the need for interim impairment tests.

In this respect, as of June 30, 2020, in such an early stage of the pandemic, we concluded there were no impairment indicators. Nonetheless, during the third quarter of 2020, considering the deterioration of certain impairment indicators as well as a reduction of the expected medium and long term growth in certain markets, we initiated an impairment test of goodwill in the countries in which we operate that either hold significant balances or have been most affected by the COVID-19 pandemic using the best information available to us, including updated discount rates, long-term growth rates, and revised cash flow projections for those countries falling within the aforementioned criteria. In addition, we are performing a global analysis of our idle assets that the COVID-19 pandemic may have affected and delayed or canceled our startup plans for the foreseeable future and that may now require an impairment analysis.

In light of our analysis of goodwill and idle assets previously mentioned and considering the developments to date, our management considers that there is both a high risk and a possibility to have a significant combined impairment charge from idle assets and goodwill. We expect to conclude this analysis during October 2020, in time for any required adjustment to be reflected in our financial statements as of September 30, 2020, which will be published at the end of October 2020.

These measures have adversely affected and may continue to adversely affect our workforce and operations and the operations of our customers, distributors, suppliers and contractors, and may adversely affect our financial condition and results of operations. There is significant uncertainty regarding such measures and potential future measures. Restrictions on our access to our manufacturing facilities, operations or workforce, or similar limitations for our distributors and suppliers, could limit customer demand and/or our capacity to meet customer demand, any of which could have a material adverse effect on our financial condition and results of operations. The degree to which COVID-19 affects our results and operations will depend on the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume, among other things. See “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on how COVID-19 has impacted our financial performance and results of operations.

The 2017 Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions.

The 2017 Facilities Agreement requires us to comply with several financial ratios and tests, including (i) a minimum consolidated coverage ratio of Operating EBITDA to interest expense (including interest accrued on Perpetual Debentures) and (ii) a maximum consolidated leverage ratio of net debt (including Perpetual Debentures, guarantees and capitalized leases under IFRS 16, excluding convertible/exchangeable obligations, the principal amount of subordinated optional convertible securities and plus or minus the mark-to-market amount of derivative financial instruments, among other adjustments) to Operating EBITDA (in each case, as described in the 2017 Facilities Agreement). The calculation and formulation of Operating EBITDA, interest expense, net debt, the consolidated coverage ratio and the consolidated leverage ratio are set out in the 2017 Facilities Agreement and may differ from the calculation and/or formulation of analogous terms in this report and our 2019 Annual Report. Our ability to comply with these ratios may be affected by our results of operations, economic conditions and volatility in foreign exchange rates, by overall conditions in the financial and capital markets and the construction sector, and by any monetary penalties or fines we may have to pay as a result of any administrative or legal proceedings to which we may be exposed to. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings” included in the 2019 Annual Report for more information.

As a result of the 2020 Facilities Agreement Amendments, among other things, we negotiated (a) further modifications to the limits of the consolidated coverage ratio and the consolidated leverage ratio; (b) modifications to the applicable margin over LIBOR, or EURIBOR in relation to any Euro loan, depending on the consolidated leverage ratio, to accommodate for the increased leverage limits; and (c) certain temporary or circumstance-based limitations on our ability to execute certain capital expenditures, acquisitions, share buybacks and the granting of loans to third parties.

We cannot assure you that in the future we will be able to comply with the restrictive covenants and limitations contained in the 2017 Facilities Agreement or that we will be in compliance with other agreements which constitute financial indebtedness in excess of $50 million in which any noncompliance would trigger a cross-default. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business, financial condition, liquidity and results of operations. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement” for information on proposed amendments to the 2017 Facilities Agreement.

Changes to, or replacement of, the LIBOR Benchmark Interest Rate, could adversely affect our business, financial condition, liquidity and results of operations.

In July 2017, the United Kingdom’s Financial Conduct Authority (“FCA”), a regulator of financial services firms and financial markets in the United Kingdom, stated that they will plan for a phase out of regulatory oversight of the London InterBank Offered Rate (“LIBOR”) interest rate indices. The FCA has indicated that they will support the LIBOR indices through 2021 to allow for an orderly transition to an alternative reference rate. LIBOR indices, in particular the Dollar LIBOR, are commonly used as a benchmark for our financing agreements, financial obligations and derivatives, including our 2017 Facilities Agreement, which systematically catalogue relevant LIBOR provisions, including uniform trigger provisions intended to identify a test for when LIBOR no longer governs the agreement and/or uniform fallback provisions intended to identify an alternative reference rate, or there may be vast, or slight, differences in those provisions. It is uncertain at this time whether LIBOR will change or cease to exist or the extent to which those entering into financial agreements will transition to any other particular benchmark. Other benchmarks may perform differently than LIBOR or have other consequences that cannot currently be anticipated. As of June 30, 2020, 28.72% of our foreign currency-denominated non-current debt bears floating rates at a weighted average interest rate of LIBOR plus 263 basis points. Additionally, as of June 30, 2020, 20.56% of our foreign currency-denominated non-current debt with a maturity beyond December 31, 2021 is referenced to LIBOR. A transition away from and/or changes to the LIBOR benchmark interest rate could adversely affect our business, financial condition, liquidity and results of operations.

We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us implementing certain initiatives, which may include making asset sales, and there is no assurance that we will be able to implement any such initiatives or execute such sales, if needed, on terms favorable to us or at all.

As of June 30, 2020, our total debt plus other financial obligations was $13,665 million (principal amount $13,721 million), which does not include $443 million, which represents the nominal amount of our Perpetual Debentures. Of such total debt plus other financial obligations, $523 million (principal amount $522 million) matures during the second half of 2020; $1,473 million (principal amount $1,473 million) matures during 2021; $2,561 million (principal amount $2,566 million) matures during 2022; $809 million (principal amount $809 million) matures during 2023; and $8,299 million (principal amount $8,351 million) matures after 2023.

If we are unable to comply with our principal maturities under certain of our indebtedness, or refinance or extend maturities of certain of our indebtedness, substantially all of our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business, financial condition, liquidity and results of operations. As a result of the restrictions under the 2017 Facilities Agreement, the indentures that govern our outstanding Senior Secured Notes and other debt instruments, the current global economic environment and uncertain market conditions, we may not be able to, if we need to do so to repay our indebtedness, complete asset sales on terms that we find economically attractive or at all. Volatility in the credit and capital markets could significantly affect us due to its effect on the availability of funds to potential acquiring parties, including industry peers. In addition, high levels of consolidation in our industry in some jurisdictions may further limit potential asset sales to interested parties due to antitrust considerations. If we need to sell assets to repay our indebtedness but are unable to complete asset sales and our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with financial covenants and payment obligations under our indebtedness, which would have a material adverse effect on our business, financial condition, liquidity and results of operations.

In addition, our levels of debt, contractual restrictions and our need to deleverage may limit our planning flexibility and our ability to react to changes in our business and the industry and may place us at a competitive disadvantage compared to competitors who may have no need to deleverage or who may have lower leverage ratios and fewer contractual restrictions, or that have no restrictions at all. There can also be no assurance that, because of our leverage ratio and contractual restrictions, we will be able to improve or maintain our operating margins and deliver financial results comparable to the results obtained in the past under similar economic conditions, or that we will be able to execute the capital expenditures that are disclosed in this report. Also, there can be no assurance that we will be able to implement our business strategy and initiatives and improve our results and revenues, which could affect our ability to comply with our payment obligations under our debt agreements and instruments. See “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on the impact of COVID-19 on our debt and cash levels.

We have to service our debt and other financial obligations denominated in Dollars with revenues generated in Mexican Pesos or other currencies, as we do not generate sufficient revenue in Dollars from our operations to service all our debt and other financial obligations denominated in Dollars. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Mexican Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Dollar (our reporting currency) vis-à -vis the Mexican Peso and significant other currencies within our operations.

A substantial portion of our total debt plus other financial obligations is denominated in Dollars. As of June 30, 2020, our debt plus other financial obligations denominated in Dollars represented 71% of our total debt plus other financial obligations, which does not include $371 million of Dollar-denominated Perpetual Debentures. Our Dollar-denominated debt must be serviced with funds generated mostly by our and our direct and indirect subsidiaries’ operations outside the U.S. Although we have substantial operations in the U.S., we continue to strongly rely on our non-U.S. assets to generate revenues to service our Dollar-denominated debt. Consequently, we have to use revenues generated in Mexican Pesos, Euros or other currencies to service our Dollar-denominated obligations. A devaluation or depreciation in the value of the Mexican Peso, Euro, Pound Sterling, Colombian Peso, Philippine Peso or any of the other currencies of the countries in which we operate, compared to the Dollar, could adversely affect our ability to service our Dollar-denominated debt. During the six-month period ended June 30, 2020, our operations in Mexico, the United Kingdom, France, Germany, Spain, the Philippines, Israel, the Rest of EMEAA, Colombia, Panama, Caribbean TCL (as defined below), the Dominican Republic, and the Rest of the SCA&C, which are our main non-Dollar denominated operations, together generated 62% of our total revenues in Dollar terms (20%, 5%, 5%, 3%, 2%, 3%, 5%, 7%, 3%, 1%, 2%, 2%, and 4%, respectively) before eliminations resulting from consolidation. For the six-month period ended June 30, 2020, 31% of our revenues in Dollar terms were generated from our operations in the U.S. before eliminations resulting from consolidation.

During the six-month period ended June 30, 2020, the Mexican Peso depreciated 21.5% against the Dollar, the Euro appreciated 0.2% against the Dollar and the Pound Sterling depreciated 6.4% against the Dollar. Currency hedges that we may be a party to or may enter into in the future may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Dollar and other currencies, as those fluctuations influence the amount of our non-Dollar indebtedness when translated into Dollars and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts, including those entered into to hedge our exchange rate exposure. For a description of these impacts, see “ —Our use of derivative instruments has negatively affected, and any new derivative financial instruments could negatively affect, our operations, especially in volatile and uncertain markets.” See “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on the impact of COVID-19 on the Mexican Peso value against the Dollar.

In addition, as of June 30, 2020, our Euro-denominated total debt plus other financial obligations represented 20% of our total debt plus other financial obligations, which does not include €64 million aggregate principal amount of our Euro-denominated Perpetual Debentures.

Our use of derivative financial instruments has negatively affected, and any new derivative financial instruments could negatively affect, our operations, especially in volatile and uncertain markets.

We have used, and may continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce our financing costs, to access alternative sources of financing and to hedge our net assets in certain currency, as well as some of our financial and operating risks. However, we cannot assure you that our use of such instruments will allow us to achieve these objectives due to the inherent risks in any derivatives transaction or the risk that we will not continue to have access to such instruments at reasonable costs, or at all.

As of June 30, 2020, our derivative financial instruments consisted of foreign exchange forward contracts under a net investment hedge program, interest rate swap instruments related to bank loans, equity forwards on third-party shares, as well as fuel price hedging derivatives, which had an impact on our financial position. The fair value changes of our derivative financial instruments are reflected in our income statement, which could introduce volatility in our controlling interest net income and our related ratios. As of December 31, 2019 and June 30, 2020, the aggregate notional amount under our outstanding derivative financial instruments was $2,324 million ($1,154 million of net investment hedge, $1.0 billion of interest rate swaps, $74 million of forwards on third-party shares and $96 million of fuel price hedging) and $2,042 million ($614 million of net investment hedge, $1.0 billion of interest rate swaps, $72 million of forwards on third-party shares, $186 million of foreign exchange forward contracts and $170 million of fuel price hedging), respectively, with a mark-to-market valuation representing a net liability of $100 million as of December 31, 2019 and net assets of $16 million as of June 30, 2020. See note 15C to our unaudited condensed financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein for a detailed description of our derivative financial instruments. For the majority of the last eleven years, CEMEX has significantly decreased its use of both currency and interest rate derivatives related to debt, thereby reducing the risk of cash margin calls. However, with respect to our existing financial derivatives, we may incur net losses and be subject to margin calls that do not require a substantial amount of cash to cover such margin calls. If we enter into new derivative financial instruments, we may incur net losses and be subject to margin calls in which the cash required to cover margin calls may be substantial and may reduce the funds available to us for our operations or other capital needs. In addition, as with any derivative position, we assume the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us. In addition, entering into new derivative financial instruments incurs costs, and we cannot assure you that any new derivative financial instrument that we enter into will be done so at reasonable costs, or, if our credit risk worsens, will be available to us at all.

We pledged the capital stock of some of our subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the 2017 Facilities Agreement, the indentures governing our outstanding Senior Secured Notes and other financing arrangements.

In connection with the 2017 Facilities Agreement, we pledged or transferred to trustees under certain security trusts the Collateral and all proceeds of the Collateral to secure our obligations under the 2017 Facilities Agreement, our Senior Secured Notes and under a number of other financing arrangements for the benefit of the creditors and holders of debt and other obligations that benefit from provisions in their agreements or instruments requiring that their obligations be equally and ratably secured.

As of June 30, 2020, the Collateral and all proceeds of such Collateral secured (i) $11,036 million (principal amount $11,093 million) aggregate principal amount of debt under the 2017 Facilities Agreement, our Senior Secured Notes and other financing arrangements and (ii) $443 million aggregate principal amount of the dual-currency notes underlying our Perpetual Debentures. The subsidiaries whose shares are part of the Collateral collectively own, directly or indirectly, substantially all of our operations worldwide. Provided that no default has occurred which is continuing under the 2017 Facilities Agreement, the Collateral will be released automatically if we meet specified financial covenant targets in accordance with the terms of the Intercreditor Agreement. See “Recent Developments—Other Recent Developments—Merger of New Sunward with and into CEMEX España” for a description of the circumstances whereby the shares of New Sunward would no longer be part of the Collateral, as a result of such shares ceasing to exist.

Political, social and geopolitical events and possible changes in governmental policies in some of the countries where we operate could have a material adverse effect on our business, financial condition, liquidity and results of operations.

In recent years, some of the governments in the countries where we operate, such as the U.S. and Mexico, have implemented and may continue to implement significant changes in laws, public policy or regulations that could affect the political, economic and social conditions in the U.S. and Mexico, in the other countries where we operate, as well as in other countries. Any such changes may have a material adverse effect on our business, financial condition, liquidity and results of operations.

Further, presidential, legislative, state and local elections have taken place, or are scheduled to take place in 2020 in several of the countries where we operate, including Israel, the U.S., Poland, Croatia, Dominican Republic, Trinidad and Tobago, Jamaica, Puerto Rico, Guyana, and Egypt. A change in federal government and the political party in control of the legislature in any of these countries could result in sharp changes to the countries’ economic, political or social conditions, and in changes to laws, regulations and public policies, which may contribute to economic uncertainty and could also materially impact our business, financial condition, liquidity and results of operations. Similarly, if no political party wins a clear majority in the legislative bodies of these countries, legislative gridlock and political and economic uncertainty may result.

We cannot assure that political or social developments in the countries where we operate or elsewhere, such as the election of new administrations, changes in laws, public policy or regulations, political disagreements, civil disturbances and the rise in violence and perception of violence, are not expected to have a material adverse effect on global financial markets, or on our business, financial condition, liquidity and results of operations.

The United Kingdom’s withdrawal from the EU (“Brexit”) and the future of the relationship between the United Kingdom and the EU could still have a material adverse effect on our business, financial condition, liquidity and results of operations, particularly in the United Kingdom. The United Kingdom officially left the EU on January 31, 2020, after more than three years of controversial negotiations. Immediately after Brexit, the United Kingdom entered a transition period with the EU to define the terms of their future relationship, which is expected to extend until December 31, 2020. During this transition period, the United Kingdom continues fully abiding by EU rules and its trading relationship with the EU remains the same. However, the uncertainty surrounding the United Kingdom’s future relationship with the EU will continue impacting the United Kingdom’s economic activity and financial conditions, which may result in a decline in business investment, consumer confidence and economic growth, as well as in depreciation of the Pound Sterling. The decline in our sector could be even higher if the commercial sector is affected. We have taken measures to look to continue to serve the United Kingdom market with minimal disruption to our operations. These measures include, but are not limited to, maintaining adequate inventory levels of raw materials, products and critical spare parts; engaging with suppliers and contractors to seek continuity in the products and services we contract from them; and assessing potential exposure to new import duties. As of the date of this report, we believe we are well prepared to mitigate any potential operational disruption caused by Brexit, however, the uncertainty surrounding the future relationship between the United Kingdom and the EU could result in decreased demand for our products and has the potential to have a material adverse effect on our financial condition, business, liquidity and results of operations, particularly in the United Kingdom.

Further geopolitical challenges, such as U.S.-China conflict, have the potential to impact the global economy and the countries in which we operate. The confrontation between the U.S. and China began in 2018, after the U.S. imposed tariffs on Chinese goods, and China retaliated against U.S. imports. The tensions among the world’s two largest economies has continued to escalate and has now reached different sectors, including trade, defense, technology, media and diplomacy, among others. The uncertainty around the U.S.-China conflict could cause important disruptions in global economic, financial and trade dynamics which could impact the markets in which we operate and adversely affect our business, reputation, liquidity and results of operations.

We are increasingly dependent on information technology and our systems and infrastructure, as well as those provided by third-party service providers, face certain risks, including cyber-security risks.

We increasingly rely on a variety of information technology and cloud services, on a fully digital customer integration platform, such as CEMEX Go, and on automated operating systems to manage and support our operations, as well as to offer our products to our customers. The proper functioning of this technology and these systems is critical to the efficient operation and management of our business, as well as for the sales generated by our business. Our systems and technologies may require modifications or upgrades as a result of technological changes, growth in our business and to enhance our business security. These changes may be costly and disruptive to our operations, and could impose substantial demands on our systems and increase system outage time. Our systems and technology, as well as those provided by our third-party service providers, such as International Business Machines Corporation (“IBM”) and Microsoft, two of our main information technology and service providers, may be vulnerable to damage, disruption or intrusion caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, security breaches, computer viruses and cyber-attacks, including malicious codes, worms, ransomware, phishing, denial of service attacks and unauthorized access. For example, our digital solutions to improve sales, customer experience, enhance our operations and increase our business efficiencies could be impeded by such damages, disruptions or intrusions. To try to minimize such risks, we safeguard our systems and electronic information through a set of cyber-security controls, processes and a proactive monitoring service to attend to potential breaches. In addition, we also have disaster recovery plans in case of incidents that could cause major disruptions to our business. However, these measures may not be sufficient, and our systems have in the past been subject to certain minor intrusions. Although we are certified under and compliant with International Organization for Standardization (“ISO”) 27001:2013 standards for information security management systems to preserve the confidentiality, integrity and availability of data and also are certified on the Payment Card Industry security standard which provides a trustful e-commerce mechanism for customers, we cannot assure that we will always be able to retain or renew this certification or that our systems will not be subject to certain intrusions.

During 2020, there has been a global trend of an increase on security threats related to COVID-19, including, but not limited to, phishing and malware/ransomware campaigns, exploitation of video collaboration vulnerabilities, among other things. Furthermore, the increase in employees working from home in response to the COVID-19 pandemic increased cyber risk due to inadequate security configurations of domestic (home) networks and use of non-corporate devices. As of the date of this report, we have implemented additional cybersecurity controls designed to reduce such risks and mitigate the impact of such risks.

In relation to our overall operations, particularly due to our digital transformation initiatives and the implementation of CEMEX Go, our audit committee is informed of the cyber-security threats we face and is involved in approving general steps to try to mitigate any such cyber-security threats. As of June 30, 2020, CEMEX Go has more than 39,300 users across the countries in which we do business, and through CEMEX Go we receive approximately 58% of our main product orders. As of June 30, 2020, we have not detected, and our third-party service providers have not informed us of, any relevant event that has materially damaged, disrupted or resulted in an intrusion of our systems. Any significant information leakages or theft of information, or any unlawful processing of personal data, could affect our compliance with data privacy laws and make us subject to regulatory action, including substantial fines and private litigation with potentially large costs, and could damage our relationship with our employees, customers and suppliers, which could have a material adverse impact on our business, financial condition, liquidity, results of operations and prospects.

Furthermore, on June 25, 2020, our insurance program was renewed for 12 additional months. This program includes insurance coverage that, subject to its terms and conditions, is intended to address certain costs associated with cyber incidents, network failures and data privacy-related concerns. Nevertheless, this insurance coverage may not, depending on the specific facts and circumstances surrounding an incident, cover all losses or types of claims that may arise from an incident or the damage to our reputation or brands that may result from an incident. However, any significant disruption to our systems could have a material adverse effect on our business, financial condition, liquidity and results of operations, and could also harm our reputation.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The financial data set forth below as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2019 and 2020 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements as of June 30, 2020 and for the six-month periods ended June 30, 2019 and 2020 and the notes thereto included herein. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring items) that are necessary to properly present, in all material respects, the results for the interim periods. The interim results of operations for the six-month period ended June 30, 2020 are not indicative of operating results to be expected for the entire year.

Our audited consolidated financial statements included in the 2019 Annual Report have been prepared in accordance with IFRS, which differ in significant respects from U.S. GAAP. The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the International Accounting Standards Board) to reconcile such financial statements to U.S. GAAP. Accordingly, since our adoption of IFRS, we no longer reconcile our financial information to U.S. GAAP.

Our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2019 and 2020 included herein are prepared on a basis consistent with the accounting policies used in the preparation and presentation of our audited consolidated financial statements included in the 2019 Annual Report.

Acquisitions

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed control. As a result, the financial data for the six-month periods ended June 30, 2019 and June 30, 2020 may not be comparable to that of prior periods.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Selected Consolidated Financial Information

	For the Six-Month Period Ended June 30,
	2019	2020
	(In millions of Dollars, except ratios and share and per share amount
	(unaudited)
Income Statement Information:
Revenues	$6,495	$5,997
Cost of sales(1)	(4,382)	(4,099)
Gross profit	2,113	1,898
Operating expenses	(1,456)	(1,359)
Operating earnings before other expenses, net(2)	657	539
Other expenses, net	(87)	(112)
Operating earnings	570	427
Financial items(3)	(385)	(320)
Share of profit of equity accounted investees	11	14
Earnings before income tax	196	121
Discontinued operations(4)	137	(25)
Non-controlling interest net income	25	8
Controlling interest net income (loss)	193	(2)
Basic earnings per share(5)(6)(7)	0.0042	—
Diluted earnings per share(5)(6)(7)	0.0042	—
Basic earnings per share from continuing operations(5)(6)(7)	0.0012	0.0005
Diluted earnings per share from continuing operations(5)(6)(7)	0.0012	0.0005
Number of shares outstanding(5)(8)	47,436	45,065

	As of
	December 31, 2019	June 30, 2020
Statement of Financial Position Information:
Cash and cash equivalents	788	2,832
Assets held for sale(9)	839	356
Property, machinery and equipment, net and assets for the right-of-use, net	11,850	11,106
Total assets	29,363	29,960
Current debt	62	457
Non-current debt	9,303	11,413
Total debt plus other financial obligations	11,790	13,665
Liabilities directly related to assets held for sale	37	20
Non-controlling interest and Perpetual Debentures(10)(12)	1,503	1,425
Total controlling interest	9,321	8,792

	For the Six-Month Period Ended June 30,
	2019	2020
Other Financial Information:
Book value per share(5)(8)(11)	0.1965	0.1951
Operating margin before other expenses, net(2)	10.1%	9.0%
Operating EBITDA(12)	1,170	1,088
Capital expenditures	348	332
Depreciation and amortization of assets	513	549
Net cash flow provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes	596	550
Basic earnings per CPO from continuing operations(5)(6)(7)	0.0036	0.0015
Basic earnings per CPO(5)(6)(7)	0.0126	—

(1)

Cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants, freight expenses of raw materials in plants and delivery expenses of our ready-mix concrete business. Our cost of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which are all included as part of the line item titled “Operating expenses.”

(2)

In the income statements, we include the line item titled “Operating earnings before other expenses, net” considering that is a relevant measure for our management as explained in note 2.1 to the audited consolidated financial statements included in the 2019 Annual Report. Under IFRS, while there are line items that are customarily included in the income statements, such as revenues, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of such income statements varies significantly by industry and company according to specific needs.

(3)

Financial items include our financial expense and our financial income and other items, net, which includes our financial income, results from financial instruments, net (derivatives, fixed-income investments and other securities), foreign exchange results and effects of amortized cost on assets and liabilities and others, net. See notes 7A and 7B to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein.

(4)

Considering the disposal of entire reportable operating segments as well as the sale of significant businesses, CEMEX’s income statements present in the single line item of “Discontinued operations” the results of: a) the United Kingdom for the six-month periods ended June 30, 2020 and 2019; b) the United States related to Kosmos for the period from January 1 to March 6, 2020 and the six-month period ended June 30, 2019; c) France for the period from January 1 to June 28, 2019; d) Germany for the period from January 1 to May 31, 2019; e) the Baltics and Nordics for the period from January 1 to March 29, 2019; and f) Spain for the six-month periods ended June 30, 2020 and 2019. See note 4A to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein.

(5)

CEMEX, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each CPO represents two Series A shares and one Series B share. As of June 30, 2020, 99.88% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs. Each ADS represents ten CPOs.

(6)

Earnings per share is calculated based upon the weighted-average number of shares outstanding during the last twelve months. Basic earnings per CPO is determined by multiplying the basic earnings per share for each period by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS. For the six-month period ended June 30, 2019, “Basic earnings per share” and “Diluted earnings per share” each include earnings of $0.0012 from “Continuing operations.” For the six-month period ended June 30, 2020, “Basic earnings per share” and “Diluted earnings per share” include earnings of $0.0005, from “Continuing operations.” In addition, for the six-month period ended June 30, 2019, “Basic earnings per share” and “Diluted earnings per share” each include earnings of $0.0030 from “Discontinued operations.” For the six-month period ended June 30, 2020, “Basic earnings per share” and “Diluted earnings per share” include loss of $0.0005, respectively, from “Discontinued operations.”

(7)

For fiscal year 2018, CEMEX, S.A.B. de C.V. declared a cash dividend in the amount of $150 million, payable in Mexican Pesos in two equal installments, in June 2019 and December 2019. CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal year 2019.

(8)	Represents the weighted average number of shares diluted in millions.

(9)

For the year ended December 31, 2019, includes assets held for sale in the United Kingdom, Kosmos’ assets in the United States and the white cement assets in Spain, and for the six-month period ended June 30, 2020, includes assets held for sale in the United Kingdom and the white cement assets in Spain, as described in note 4A to our unaudited condensed consolidated financial statements as of June 30, 2020 and for the six-month periods ended June 30, 2019 and 2020 included herein.

(10)

As of December 31, 2019 and June 30, 2020, non-controlling interest included $443 million in each period, that represents the nominal amount of Perpetual Debentures, denominated in Dollars and Euros, issued by consolidated entities. In accordance with IFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons.

(11)	Book value per share is calculated by dividing the total controlling interest by the number of shares outstanding described in footnote 8.

(12)

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and amortization expenses. Operating EBITDA is calculated and presented because we believe that it is widely accepted as a financial indicator of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA is a non-IFRS measure and should not be considered an indicator of our financial performance as an alternative to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Under IFRS, while there are line items that are customarily included in income statements prepared pursuant to IFRS, such as revenues, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals, such as operating earnings before other expenses, net, and the display of such income statement varies significantly by industry and company according to specific needs. Our Operating EBITDA may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the income statements, and to net cash flows provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes, as reported in the statement of cash flows. Financial expense under IFRS does not include coupon payments of the Perpetual Debentures issued by consolidated entities of $15 million and $13 million for the six-month period ended June 30, 2019 and for the six-month period ended June 30, 2020, respectively, as described in note 18B to our unaudited condensed consolidated financial statements as of June 30, 2020 and for the six-month periods ended June 30, 2019 and 2020 included herein.

	For the Six-Month Period Ended June 30,
	2019	2020
	(In millions of Dollars, except ratios and share and per share amount
	(unaudited)
Reconciliation of Net cash flows provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes to Operating EBITDA
Net cash flows provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes	$596	$550
Plus/minus:
Changes in working capital excluding income taxes	476	427
Depreciation and amortization of assets	(513)	(549)
Other items, net	98	111

Operating earnings before other expenses, net	657	539
Plus:
Depreciation and amortization of assets	513	549

Operating EBITDA	$1,170	$1,088

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements as of June 30, 2020 and for the six-month periods ended June 30, 2019 and 2020 included herein. Our significant accounting policies are described in note 2 to our audited consolidated financial statements included in the 2019 Annual Report.

On July 27, 2020, we announced our results for the six-month period ended June 30, 2020. The interim results of operations for the six-month period ended June 30, 2020 are not indicative of operating results to be expected for the entire year or any subsequent interim period. The following is a discussion of our results for the six-month period ended June 30, 2020 as compared to the same period in the prior year.

Our unaudited condensed consolidated financial statements included herein include those subsidiaries in which we hold a controlling interest or which we otherwise control. Control exists when we have the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity to obtain benefits from its activities.

Investments in associates are accounted for by the equity method, when we have significant influence, which is generally presumed with a minimum equity interest of 20% unless it is proven that we have significant influence with a lower percentage. Under the equity method, after acquisition, the investment’s original cost is adjusted for the proportional interest of the holding company in the associate’s equity and earnings.

All balances and transactions between the group subsidiaries have been eliminated in consolidation.

Discontinued Operations

Considering the disposal of entire reportable operating segments as well as the sale of significant businesses, our income statements present in the single line item of Discontinued operations the results of (a) the assets held for sale in the United Kingdom for the six-month periods ended June 30, 2019 and 2020; (b) the assets sold in the U.S. related to the Kosmos cement plant in Louisville, Kentucky, and related assets for the six-month period ended June 30, 2019 and from January 1, 2020 to March 6, 2020; (c) the white cement business held for sale in Spain for the six-month periods ended June 30, 2019 and June 30, 2020; (d) the French assets sold for the period from January 1, 2019 to June 28, 2019; (e) the German assets sold for the period from January 1, 2019 to May 31, 2019; and (f) the Baltics and Nordics businesses sold for the period from January 1 to March 29, 2019. Discontinued operations are presented net of income tax. See note 4A to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein.

Significant Transactions

For the six-month periods ended June 30, 2019 and 2020, our consolidated results reflect the following transactions, which had an impact on the comparability of our results in such periods:

•

On January 8, 2020, we reached an agreement for the sale of certain assets in the United Kingdom to Breedon for an amount of £178 million, including £23 million of debt. The assets held for sale mainly consist of 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of our paving solutions business in the United Kingdom. After completion of the divestiture, we have retained significant operations in the United Kingdom related with the production and sale of cement, ready-mix, aggregates, asphalt and paving solutions. As of December 31, 2019 and June 30, 2020, the assets and liabilities associated with this segment in the United Kingdom are presented in the statement of financial position within the line items of assets held for sale and liabilities directly related to assets held for sale, in the financial statements as of June 30, 2020 included herein, including a proportional allocation of goodwill of $47 million. Moreover, for purposes of the income statements for the six-month periods ended June 30, 2019 and 2020, the operations related to this segment are presented net of tax in the single line item Discontinued operations in the financial statements for the six-month periods ended June 30, 2020 and June 30, 2019 included herein. We closed this divestment in August 2020. See notes 4A and 20 to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2019 and 2020 included herein and see “Recent Developments—Recent Developments Relating to Our Asset Divestiture Plans” for a description of the closing of the transaction.

•

On March 6, 2020, we concluded the sale of our U.S. affiliate Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which we held a 75% interest, to Eagle Materials Inc. for $665 million. The share of proceeds to us from this transaction was $499 million before transactional and other costs and expenses. The assets divested consist of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. Our income statements for the six-month periods ended June 30, 2019 and 2020 present the operations related to this segment for the six-month period ended June 30, 2019 and from January 1 to March 6, 2020, respectively, net of income tax in the single line item “Discontinued operations” in the financial statements for the six-month periods ended June 30, 2019 and June 30, 2020 included herein.

•

On June 28, 2019, after obtaining customary authorizations, we closed with several counterparties the sale of our ready-mix and aggregates business in the central region of France for an aggregate price of €31.8 million ($36 million). Our operations of these disposed assets in France for the period from January 1 to June 28, 2019 are reported in the Income Statement, net of income tax, in the single line item “Discontinued operations” in the financial statement for the six-month period ended June 30, 2019 included herein.

•

On May 31, 2019, we concluded the sale of our aggregates and ready-mix assets in the North and North-West regions of Germany to GP Günter Papenburg AG for €87 million ($97 million). The assets divested in Germany consisted of four aggregates quarries and four ready-mix facilities in North Germany, and nine aggregates quarries and 14 ready-mix facilities in North-West Germany. Our operations of these disposed assets for the period from January 1, 2019 to May 31, 2019 are reported in the Income Statement, net of income tax, in the single line item “Discontinued operations” in the financial statement for the six-month period ended June 30, 2019 included herein.

•

On March 29, 2019, we closed the sale of our assets in the Baltics and Nordics to the German building materials group Schwenk Zement KG, for a price in Euro equivalent of $387 million. The Baltic assets divested consisted of one cement production plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The assets divested also included our 37.8% interest in Akmene Cementas AB, owner of a cement production plant in Akmene in Lithuania with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic assets divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. Our operations of these disposed businesses for the period from January 1 to March 29, 2019 are reported in the Income Statement, net of income tax, in the single line item “Discontinued operations” in the financial statement for the six-month period ended June 30, 2019 included herein.

•

On March 29, 2019, we signed a binding agreement with Cimsa Cimento Sanayi Ve Ticaret A.S. to divest our white cement business outside of Mexico and the U.S., for a price of $180 million, including our Buñol cement plant in Spain and our white cement customers list. The transaction is pending for approval from regulators. As of the date of this report, we expect this divestment should close upon the satisfaction of closing conditions that are standard for these types of transactions, including receiving the corresponding approval from regulators. We do not control when all closing conditions would be satisfied, but we currently estimate that it could be prior to year-end 2020. Also, we are not able to assess if COVID-19 will further delay the closing of this divestment or prevent us from closing the transaction. As of June 30, 2020, the assets and liabilities associated with the white cement business were presented in the statement of financial position within the line items of “assets and liabilities directly related to assets held for sale” in the financial statements as of June 30, 2020 included herein. Moreover, our operations of these assets in Spain for the six-month periods ended June 30, 2019 and 2020 are reported in the income statements, net of income tax, in the single line item “Discontinued operations” in the financial statements for the six-month periods ended June 30, 2019 and June 30, 2020 included herein.

Selected Consolidated Income Statement Data

The following table sets forth our selected consolidated income statement data for each of the six-month periods ended June 30, 2019 and 2020 expressed as a percentage of revenues.

	For the Six-Month Period Ended June 30,
	2019	2020
Revenues	100%	100%

Cost of sales	(67.5)	(68.3)

Gross profit	32.5	31.7

Operating expenses	(22.4)	(22.7)

Operating earnings before other expenses, net	10.1	9.0

Other expenses, net	(1.3)	(1.9)

Operating earnings	8.8	7.1

Financial expense	(5.5)	(5.8)

Financial income and other items, net	(0.4)	0.5

Share of profit on equity accounted investees	0.2	0.2

Earnings before income tax	3.1	2.0

Income tax	(1.8)	(1.5)

Net income from continuing operations	1.3	0.5

Discontinued operations	2.1	(0.4)

Consolidated net income	3.4	0.1

Non-controlling interest net income	0.4	0.1

Controlling interest net income	3.0	—

Six-Month Period Ended June 30, 2019 Compared to Six-Month Period Ended June 30, 2020

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the six-month period ended June 30, 2019 compared to the six-month period ended June 30, 2020 in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average sales prices for each of our reportable segments.

The table below and the other volume data presented by reportable segment in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section are presented before eliminations resulting from consolidation (including those shown in note 4B to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Sales Prices in Local Currency(1)
Reportable Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete

Mexico	-3%	-23%	+44%	Flat	+1%

United States	+8%	+2%	—	+1%	+3%

Europe, Middle East, Africa and Asia

United Kingdom	-25%	-18%	—	+4%	-1%

France	—	-26%	—	—	+2%

Germany	+18%	+7%	+4%	+2%	+4%

Spain	-10%	-17%	+7%	+2%	+5%

Philippines	-17%	—	+19%	-6%	—

Israel	—	+10%	—	—	Flat

Rest of EMEAA(2)	+5%	-9%	+62%	+3%	Flat

South, Central America and the Caribbean

Colombia	-27%	-40%	—	+9%	+3%

Panama	-59%	-68%	—	-6%	-6%

Caribbean TCL(3)	-8%	-44%	-13%	+2%	-6%

Dominican Republic	-19%	-35%	-24%	+12%	+5%

Rest of South, Central America and the Caribbean(4)	-8%	-29%	-25%	Flat	-5%

“—” = Not Applicable

(1)

Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a reportable segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of EMEAA, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of EMEAA, in which they represent the weighted average change of prices in Euros) based on total sales volumes in the region.

(2)	Rest of EMEAA refers mainly to CEMEX’s operations and activities in Poland, the Czech Republic, Croatia, Egypt and the United Arab Emirates.

(3)	Caribbean TCL refers to Trinidad Cement Limited (“TCL”) operations mainly in Trinidad and Tobago, Jamaica, Barbados and Guyana.

(4)	Rest of SCA&C refers mainly to CEMEX’s operations and activities in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador, excluding the acquired operations of TCL.

On a consolidated basis, our cement sales volumes decreased 5% from 30.7 million tons in the six-month period ended June 30, 2019 to 29.2 million tons in the comparable period in 2020, and our ready-mix concrete sales volumes decreased 10%, from 24.6 million cubic meters for the six-month period ended June 30, 2019 to 22.2 million cubic meters in the comparable period in 2020. Our revenues decreased 8% from $6,495 million for the six-month period ended June 30, 2019 to $5,997 million for the same period in 2020, and our operating earnings before other expenses, net decreased 18%, from $657 million for the six-month period ended June 30, 2019 to $539 million for the same period in 2020. See the table below for a breakdown according to reportable segment.

The following tables present selected financial information for revenues and operating earnings before other expenses, net for each of our reportable segments for the six-month periods ended June 30, 2019 and 2020. The revenues information in the table below are presented before eliminations resulting from consolidation shown in note 4B to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein. Variations in revenues determined on the basis of Dollars include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Dollar; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Revenues for the Six-Month Period Ended June 30,
Reportable Segment				2019	2020
	(in millions of Dollars)
Mexico	-3%	-11%	-14%	$1,459	$1,253
United States	+7%	—	+7%	1,848	1,971
EMEAA
United Kingdom	-14%	-3%	-17%	384	320
France	-22%	-1%	-23%	451	346
Germany	+18%	-2%	+16%	188	219
Spain	-11%	-2%	-13%	168	146
Philippines	-22%	+2%	-20%	238	190
Israel	+10%	+4%	+14%	303	345
Rest of EMEAA(2)	-2%	-2%	-4%	456	439
SCA&C
Colombia	-22%	-10%	-32%	250	169
Panama	-58%	—	-58%	98	41
Caribbean TCL(3)	-11%	+1%	-10%	128	115
Dominican Republic	-12%	-8%	-20%	122	98
Rest of SCA&C(4)	-10%	—	-10%	266	239
Others(5)	-23%	—	-23%	556	429
Revenues from continuing operations before eliminations resulting from consolidation			-9%	$6,915	$6,320

Eliminations resulting from consolidation				(420)	(323)
Revenues from continuing operations			-8%	$6,495	$5,997

Reportable Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Operating Earnings Before Other Expenses, Net for the Six-Month Period Ended June 30,
				2019	2020
	(in millions of Dollars)
Mexico	-8%	-10%	-18%	$423	$345
United States	+46%	—	+46%	97	142
EMEAA
United Kingdom	-130%	-1%	-131%	29	(9)
France	-86%	-1%	-87%	23	3
Germany	+183%	-33%	+150%	4	10
Spain	-40%	+15%	-25%	(8)	(10)
Philippines	-33%	+3%	-30%	44	31
Israel	+26%	+5%	+31%	29	38
Rest of EMEAA(2)	+105%	-5%	+100%	15	30

	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Operating Earnings Before Other Expenses, Net for the Six-Month Period Ended June 30,
Reportable Segment				2019	2020
	(in millions of Dollars)
SCA&C
Colombia	-29%	-7%	-36%	25	16
Panama	-106%	—	-106%	16	(1)
Caribbean TCL(3)	-18%	—	-18%	22	18
Dominican Republic	-14%	-5%	-19%	37	30
Rest of SCA&C(4)	+4%	—	+4%	48	50
Others(5)	-5%	—	-5%	(147)	(154)
Operating earnings before other expenses, net from continuing operations			-18%	$657	$539

(1)

Represents the variation in local currency terms. For purposes of a reportable segment consisting of a region, the variation in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of EMEAA, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the change in Dollar terms (except for the Rest of EMEAA region, in which they represent the change in Euros), net, in the region.

(2)	Rest of EMEAA refers mainly to CEMEX’s operations and activities in Poland, the Czech Republic, Croatia, Egypt and the United Arab Emirates.

(3)	Caribbean TCL refers to TCL operations mainly in Trinidad and Tobago, Jamaica, Barbados and Guyana.

(4)	Rest of SCA&C refers mainly to CEMEX’s operations and activities in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador, excluding the acquired operations of TCL.

(5)

Others refers to: 1) cement trade maritime operations, 2) Neoris N.V., CEMEX’s subsidiary involved in the business of information technology solutions, 3) CEMEX, S.A.B. de C.V, other corporate entities and finance subsidiaries, and 4) other minor subsidiaries with different lines of business.

Revenues. Our consolidated revenues decreased 8%, from $6,495 million for the six-month period ended June 30, 2019 to $5,997 million compared to the same period in 2020. The decrease in our revenues, which was mainly attributable to lower volumes in all our regions except in the United States, was partially offset by higher prices of our products in local-currency terms in most of our regions. Set forth below is a quantitative and qualitative analysis of the various factors affecting our revenues on a reportable segment basis. The discussion of volume data and revenues information below is presented before eliminations resulting from consolidation as described in note 4B to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein.

Mexico

As of June 30, 2020, our domestic cement sales volumes from our operations in Mexico decreased 3% for the six-month period ended June 30, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes decreased 23% over the same period. Our revenues from our operations in Mexico represented 20% of our total revenues for the six-month period ended June 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Private sector construction was the most impacted by COVID-19 lockdown measures. Formal construction activity should gradually improve, albeit at a slow pace, as the economy reopens. Sequential prices were stable in our products, despite declining volumes. Our cement export volumes from our operations in Mexico, which represented 12% of our Mexican cement sales volumes for the six-month period ended June 30, 2020, increased 44% for the six-month period ended June 30, 2020 compared to the same period in 2019. Of our total cement export volumes from our operations in Mexico during the six-month period ended June 30, 2020, 74% was shipped to the U.S. and 26% to our Rest of South, Central America and the Caribbean region. Our average sales price of domestic cement from our operations in Mexico remained flat, in Mexican Peso terms, for the six-month period ended June 30, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete increased 1%, in Mexican Peso terms, over the same period. For the six-month period ended June 30, 2020, cement represented 60%, ready-mix concrete 19% and our aggregates and other businesses 21% of our revenues in Dollar terms from our operations in Mexico before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in ready-mix concrete sales prices, our net sales in Mexico in Mexican Peso terms decreased 3% for the six-month period ended June 30, 2020 compared to the same period in 2019.

United States

As of June 30, 2020, our domestic cement sales volumes from our operations in the U.S. increased 8% for the six-month period ended June 30, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes increased 2% over the same period. The increase in domestic cement and ready-mix concrete sales volumes reflect the strong demand momentum driven by the infrastructure and residential sectors. The drivers of demand in the quarter were residential and infrastructure activity. Our operations in the U.S. represented 31% of our total revenues for the six-month period ended June 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average domestic cement sales prices of our operations in the U.S. increased 1% in Dollar terms, for the six-month period ended June 30, 2020 compared to the same period in 2019, and our average ready-mix concrete sales price increased 3%, in Dollar terms, over the same period. For the six-month period ended June 30, 2020, cement represented 30%, ready-mix concrete 43% and our aggregates and other businesses 27% of revenues in Dollar terms from our operations in the U.S. before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement and ready-mix concrete sales volumes and sales prices, revenues from our operations in the U.S., in Dollar terms, increased 7% for the six-month period ended June 30, 2020 compared to the comparable period in 2019.

Europe, Middle East, Africa and Asia

For the six-month period ended June 30, 2020, our operations in the Europe, Middle East, Africa and Asia region consisted of our operations in the United Kingdom, France, Germany, Spain, Philippines and Israel, which represent the most significant operations in this region, in addition to the Rest of Europe, Middle East, Africa and Asia. Our revenues from our operations in the Europe, Middle East, Africa and Asia region represented 30% of our total revenues for the six-month period ended June 30, 2020, in Dollar terms, before eliminations resulting from consolidation. As of June 30, 2020, our operations in the Europe, Middle East, Africa and Asia region represented 22% of our total assets. During the six-month period ended June 30, 2020, our domestic cement presents solid growth in our Central European markets, driven primarily by continued work in the infrastructure sector, partially offset by declines in the UK and Spain due to COVID-19 measures during March 2020. During the quarter, we implemented successful price increases in the United Kingdom and Spain. In France, Spain and the United Kingdom, we observed a significant deceleration in construction activity as a result of the implementation of stringent COVID-19 measures during March 2020. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the Europe region.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom decreased 25% for the six-month period ended June 30, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes decreased 18% over the same period. The decreases in domestic cement and ready-mix concrete volumes reflected a deceleration in construction activity as a result of the implementation of stringent COVID-19 measures during March 2020. Our operations in the United Kingdom represented 5% of our total revenues for the six-month period ended June 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom increased 4%, in Pound terms, in the six-month period ended June 30, 2020 compared to the same period in 2019, and our average sales price of ready-mix decreased 1%, in Pound terms, over the same period. For the six-month period ended June 30, 2020, cement represented 20%, ready-mix concrete 27% and our aggregates and other businesses 53% of revenues in Dollar terms from our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes and ready-mix sales prices, partially offset by increases in domestic cement sales prices, revenues from our operations in the United Kingdom, in Pound terms, decreased 14% for the six-month period ended June 30, 2020 compared to the same period in 2019.

France

Our ready-mix concrete sales volumes from our operations in France decreased 26% in the six-month period ended June 30, 2020 compared to the same period in 2019. The decreases in volumes reflected a deceleration in construction activity as a result of the implementation of stringent COVID-19 measures during March 2020. Our operations in France represented 5% of our total revenues for the six-month period ended June 30, 2020 in Dollar terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France increased 2%, in Euro terms, in the six-month period ended June 30, 2020 compared to the same period in 2019. For the six-month period ended June 30, 2020, ready-mix concrete represented 65% and our aggregates and other businesses 35% of revenues in Dollar terms from our operations in France before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in our ready-mix concrete sales volumes, partially offset by increases in ready-mix concrete sales prices, revenues from our operations in France, in Euro terms, decreased 22% for the six-month period ended June 30, 2020 compared to the same period in 2019.

Germany

Our domestic cement sales volumes from our operations in Germany increased 18% in the six-month period ended June 30, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes increased 7% over the same period. The increase in domestic cement and ready-mix concrete sales volumes were mainly by continued work in the infrastructure sector. Our operations in Germany represented 3% of our total revenues for the six-month period ended June 30, 2020 in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Germany, which represented 25% of our Germany cement sales volumes for the six-month period ended June 30, 2020 increased 4% in the six-month period ended June 30, 2020 compared to the same period in 2019. All our total cement export volumes from our operations in Germany during the six-month period ended June 30, 2020 were to our Rest of Europe, Middle East, Africa and Asia region. Our average sales price of domestic cement from our operations in Germany increased 2%, in Euro terms, in the six-month period ended June 30, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete increased 4%, in Euro terms, over the same period. For the six-month period ended June 30, 2020, cement represented 36%, ready-mix concrete 34% and our aggregates and other businesses 30% of revenues in Dollar terms from our operations in Germany before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increased in our domestic cement and ready-mix concrete sales volumes and sales prices, revenues from our operations in Germany, in Euro terms, increased 18% in 2020 compared to 2019.

Spain

Our domestic cement sales volumes from our operations in Spain decreased 10% in the six-month period ended June 30, 2020 compared to the same period in 2019, while ready-mix concrete sales volumes decreased 17% over the same period. The decreases in domestic cement and ready-mix concrete volumes reflected a deceleration in construction activity as a result of the implementation of stringent COVID-19 measures during March 2020. Our operations in Spain represented 2% of our total revenues for the six-month period ended June 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Spain, which represented 20% of our Spain cement sales volumes for the six-month period ended June 30, 2020, increased 7% in the six-month period ended June 30, 2020 compared to the same period in 2019. Of our total cement export volumes from our operations in Spain during six-month period ended June 30, 2020, 70% were to the United Kingdom and 30% to our Rest of Europe, Middle East, Africa and Asia region. Our average sales price of domestic cement of our operations in Spain increased 2%, in Euro terms, in the six-month period ended June 30, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete increased 5%, in Euro terms, over the same period. For the six-month period ended June 30, 2020, cement represented 64%, ready-mix concrete 23% and our aggregates and other businesses 13% of revenues in Dollar terms from our operations in Spain before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in domestic cement and ready-mix concrete sales prices, revenues from our operations in Spain, in Euro terms, decreased 11% in the six-month period ended June 30, 2020 compared to the same period in 2019.

The Philippines

Our domestic cement sales volumes from our operations in the Philippines decreased 17% in the six-month period ended June 30, 2020 compared to the same period in 2019. The decrease in domestic cement volumes was mainly due to implementation of stringent COVID-19 lockdown measures imposed by the government and by the closure of our Solid Cement Plant in Luzon for two months, partially mitigated by the subsequent reopening of our Solid Cement Plant. Our cement export volumes from our operations in the Philippines, which represented less than 1% of our Philippines cement sales volumes for the six-month period ended June 30, 2020, increased 19% in the six-month period ended June 30, 2020 compared to the same period in 2019. All our total cement exports from our operations in Philippines during the six-month period ended June 30, 2020 were to the Rest of Europe, Middle East, Africa and Asia region. Our revenues from our operations in the Philippines represented 3% of our total revenues for the six-month period ended June 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Philippines decreased 6%, in Philippine Peso terms, in the six-month period ended June 30, 2020 compared to the same period in 2019. For the six-month period ended June 30, 2020, cement represented 99% and our aggregate and other businesses 1% of our revenues in Dollar terms from our operations in the Philippines before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreased in our domestic cement sales volumes and sales prices, revenues of our operations in the Philippines, in Philippine Peso terms, decreased 22% in the six-month period ended June 30, 2020 compared to the same period in 2019.

Israel

Our ready-mix concrete sales volumes from our operations in Israel increased 10% in the six-month period ended June 30, 2020 compared to the same period in 2019. The increase in the ready-mix concrete sales volumes was mainly driven by the continued construction activity in all sectors. Our operations in Israel represented 5% of our total revenues for the six-month period ended June 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in Israel remained flat, in Israeli New Shekel terms, in the six-month period ended June 30, 2020 compared to the same period in 2019. For the six-month period ended June 30, 2020, ready-mix concrete represented 66% and our aggregates and other businesses 34% of revenues in Dollar terms from our operations in Israel before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of our increased in ready-mix concrete sales volumes, revenues from our operations in Israel, in Israeli New Shekel terms, increased 10% in the six-month period ended June 30, 2020 compared to the same period in 2019.

Rest of Europe, Middle East, Africa and Asia

Rest of Europe, Middle East, Africa and Asia refers mainly to CEMEX’s operations and activities in Poland, the Czech Republic, Croatia, Egypt and the United Arab Emirates. Our domestic cement sales volumes from our operations in the Rest of Europe, Middle East, Africa and Asia increased 5% in the six-month period ended June 30, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes decreased 9% over the same period. Our cement export volumes from our operations in the Rest of Europe, Middle East, Africa and Asia segment, which represented 6% of our Rest of Europe, Middle East, Africa and Asia cement sales volumes for the six-month period ended June 30, 2020, increased 62% in the six-month period ended June 30, 2020 compared to the same period in 2019. Of our total cement export volumes from our operations in Rest of Europe, Middle East, Africa and Asia during the six-month period ended June 30, 2020, 8% were to Germany and 92% were within the region. Our revenues from our operations in the Rest of Europe, Middle East, Africa and Asia represented 7% of our total revenues for the six-month period ended June 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Rest of Europe, Middle East, Africa and Asia increased 3%, in Euro terms, in the six-month period ended June 30, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete remained flat, in Euro terms, over the same period. For the six-month period ended June 30, 2020, cement represented 58%, ready-mix concrete 32% and our aggregates and other businesses 10% of revenues in Dollar terms from our operations in the Rest of Europe, Middle East, Africa and Asia before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in our ready-mix concrete sales volumes, partially offset by increases in domestic cement sales volumes and sales prices, revenues in the Rest of Europe, Middle East, Africa and Asia, in Euro terms, decreased 2% in the six-month period ended June 30, 2020 compared to the same period in 2019.

South, Central America and the Caribbean

For the six-month period ended June 30, 2020, our operations in the SCA&C region consisted of our operations in Colombia, Panama, the Dominican Republic, our Caribbean TCL operations, which represent our most significant operations in this region, and the Rest of SCA&C, which refers mainly to our operations and activities in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador, excluding the acquired operations of TCL. Our revenues from our operations in the SCA&C region represented 12% of our total revenues in Dollar terms for the six-month period ended June 30, 2020, before eliminations resulting from consolidation. In the South, Central America and the Caribbean region, we continued to experience favorable pricing dynamics despite a significant decline in demand, due in part to governments measures to contain the spread of COVID-19, including industry shutdowns in Colombia, Panama and Trinidad and Tobago. As of June 30, 2020, our operations in the SCA&C region represented 9% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the SCA&C region.

Colombia

Our domestic cement sales volumes from our operations in Colombia decreased 27% in the six-month period ended June 30, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes decreased 40% over the same period. Activity in Colombia was strong before the implementation of the government’s COVID-19 restrictions. Upon reopening of the industry, our volumes recovered significantly during June 2020. Our revenues from our operations in Colombia represented 3% of our total revenues for the six-month period ended June 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Colombia increased 9%, in Colombian Peso terms, in the six-month period ended June 30, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete increased 3%, in Colombian Peso terms, over the same period. For the six-month period ended June 30, 2020, cement represented 57%, ready-mix concrete 23% and our aggregates and other businesses 20% of our revenues in Dollar terms from our operations in Colombia before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in domestic cement and ready-mix concrete sales prices, revenues of our operations in Colombia, in Colombian Peso terms, decreased 22% in the six-month period ended June 30, 2020 compared to the same period in 2019.

Panama

Our domestic cement sales volumes from our operations in Panama decreased 59% in the six-month period ended June 30, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes decreased 68% over the same period. Our operations in Panama continue to suffer from delays in infrastructure projects, high inventories in apartments and offices, as well as by the deceleration of the economy. The COVID-19 crisis intensified an already weakened demand environment. Our revenues from our operations in Panama represented 1% of our total revenues for the six-month period ended June 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Panama decreased 6% in Dollar terms, in the six-month period ended June 30, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete decreased 6%, in Dollar terms, over the same period. For the six-month period ended June 30, 2020, cement represented 70%, ready-mix concrete 17% and our aggregates and other businesses 13% of our revenues in Dollar terms from our operations in Panama before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes and sales prices, revenues of our operations in Panama, in Dollar terms, decreased 58% in the six-month period ended June 30, 2020 compared to same period in 2019.

Caribbean TCL

Our domestic cement sales volumes from our operations in Caribbean TCL decreased 8% in the six-month period ended June 30, 2020 compared to the same period in 2019, while ready-mix concrete sales volumes decreased 44% over the same period. The decreases in domestic cement and ready-mix concrete volumes reflected a deceleration in construction activity as a result of the implementation of stringent COVID-19 measures. Our revenues from our operations in Caribbean TCL represented 2% of our total revenues for the six-month period ended June 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Caribbean TCL segment represented 20% of our Caribbean TCL cement sales volumes for the six-month period ended June 30, 2020, decreased 13% in the six-month period ended June 30, 2020 compared to the same period in 2019. All our total cement exports from our operations in Caribbean TCL during the six-month period ended June 30, 2020 were to the Rest of South, Central America and the Caribbean region. Our average sales price of domestic cement of our operations in Caribbean TCL increased 2%, in Trinidad and Tobago Dollar terms, in the six-month period ended June 30, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete decreased 6%, in Trinidad and Tobago Dollar terms, over the same period. For the six-month period ended June 30, 2020, cement represented 91%, ready-mix concrete 2% and our aggregates and other businesses 7% of revenues in Dollar terms from our operations in Caribbean TCL before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes and ready-mix concrete sales prices, partially offset by increases in domestic cement, revenues of our operations in Caribbean TCL, in Trinidad and Tobago Dollar terms, decreased 11% in the six-month period ended June 30, 2020 compared to the same period in 2019.

Dominican Republic

Our domestic cement sales volumes from our operations in the Dominican Republic decreased 19% in the six-month period ended June 30, 2020 compared to the same period in 2019, while ready-mix concrete sales volumes decreased 35% over the same period. The decreases in our domestic cement sales volumes in our Dominican Republic region were mainly driven by government restrictions implemented since mid-March 2020 slowed down the demand for our products. Domestic cement and ready-mix prices continued their positive trend. Our operations in the Dominican Republic represented 2% of our total revenues for the six-month period ended June 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in the Dominican Republic, which represented 13% of our Dominican Republic cement sales volumes for the six-month period ended June 30, 2020, decreased 24% in the six-month period ended June 30, 2020 compared to the same period in 2019. Of our total cement export volumes from our operations in the Dominican Republic during the six-month period ended June 30, 2020, 99% were to our Rest of South, Central America and the Caribbean region and 1% to our Rest of Europe, Middle East, Africa and Asia region. Our average sales price of domestic cement of our operations in the Dominican Republic increased 12%, in Dominican Peso terms, in the six-month period ended June 30, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete increased 5%, in Dominican Peso terms, over the same period. For the six-month period ended June 30, 2020, cement represented 76%, ready-mix concrete 8% and our aggregates and other businesses 16% of revenues in Dollar terms from our operations in the Dominican Republic before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in domestic cement and ready-mix concrete sales prices, revenues from our operations in the Dominican Republic, in Dominican Peso terms, decreased 12% in the six-month period ended June 30, 2020 compared to the same period in 2019.

Rest of South, Central America and the Caribbean

Our domestic cement volumes from our operations in the Rest of South, Central America and the Caribbean decreased 8% in the six-month period ended June 30, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes decreased 29% over the same period. Our cement export volumes from our operations in the Rest of South, Central America and the Caribbean segment, which represented 6% of our Rest of South, Central America and the Caribbean cement sales volumes for the six-month period ended June 30, 2020, decreased 25% in the six-month period ended June 30, 2020 compared to the same period in 2019. All our total cement export volumes from our operations in Rest of South, Central America and the Caribbean during the six-month period ended June 30, 2020 were within the same region. Our revenues from our operations in the Rest of South, Central America and the Caribbean represented 4% of our total revenues for the six-month period ended June 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Rest of South, Central America and the Caribbean remained flat in Dollar terms, in the six-month period ended June 30, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete decreased 5%, in Dollar terms, over the same period. For the six-month period ended June 30, 2020, cement represented 86%, ready-mix concrete 7% and our aggregates and other businesses 7% of revenues in Dollar terms from our operations in the Rest of South, Central America and the Caribbean before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement sales volumes and ready-mix concrete sales volumes and ready-mix concrete sales prices, revenues of our operations in the Rest of South, Central America and the Caribbean, in Dollar terms, decreased 10% in the six-month period ended June 30, 2020 compared to the same period in 2019.

Others

Revenues from our Others segment decreased 23% before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable, in the six-month period ended June 30, 2020 compared to the same period in 2019, in Dollar terms. The decrease resulted primarily from a lower revenue of 17% in our information technology solutions company. For the six-month period ended June 30, 2020, our information technology solutions company represented 29% and our trading operations also represented 29% of our revenues in our Others segment, in Dollar terms.

Cost of Sales

Our cost of sales, including depreciation, decreased 6% from $4,382 million in the six-month period ended June 30, 2019 to $4,099 million in the same period in 2020. As a percentage of revenues, cost of sales increased from 67.5% in the six-month period ended June 30, 2019 to 68.3% in the same period in 2020. The increase in cost of sales as a percentage of revenues was mainly driven by higher cost of purchased cement as well as higher transportation costs in ready-mix concrete, partially offset by lower fuel costs. Our cost of sales includes freight expenses of raw materials used in our producing plants.

Gross Profit

For the reasons described above, our gross profit decreased by 10% from $2,113 million in the six-month period ended June 30, 2019 to $1,898 million in the same period in 2020. As a percentage of revenues, gross profit decreased from 32.5% in the six-month period ended June 30, 2019 to 31.7% in the same period in 2020. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described below, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers locations within operating expenses as part of distribution and logistics expenses. See note 5 to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein.

Operating expenses

Our operating expenses, which are represented by administrative, selling and distribution and logistics expenses, decreased 7%, from $1,456 million in the six-month period ended June 30, 2019 to $1,359 million in the same period in 2020. As a percentage of revenues, operating expenses increased from 22.4% in the six-month period ended June 30, 2019 to 22.7% in the same period in 2020. Our operating expenses include expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sale, which are included as part of the operating expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sale and the customers facilities, which are included as part of the line item Distribution and logistics expenses. For the six-month periods ended June 30, 2019 and 2020, selling expenses included as part of the line item Operating expenses amounted to $174 million and $168 million, respectively. As discussed above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers locations within distribution and logistics expenses, which in the aggregate represented costs of $729 million in the six-month period ended June 30, 2019 and $677 million in the same period in 2020. As a percentage of revenues, distribution and logistics expenses, almost remained flat, increasing from 11.2% in the six-month period ended June 30, 2019 to 11.3% in the same period in 2020.

Operating Earnings Before Other Expenses, Net

For the reasons described above, our operating earnings before other expenses, net decreased 18% from $657 million in the six-month period ended June 30, 2019 to $539 million in the same period in 2020. As a percentage of revenues, operating earnings before other expenses, net decreased from 10.1% in the six-month period ended June 30, 2019 to 9.0% in the same period in 2020. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a reportable segment basis.

(a)    Mexico

Our operating earnings before other expenses, net, from our operations in Mexico decreased 8% in the six-month period ended June 30, 2019 compared to the same period in 2020, in Mexican Peso terms. Our operating earnings before other expenses, net from our operations in Mexico represented 64% of our total operating earnings before other expenses, net for the six-month period ended June 30, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues.

(b)    United States

Our operating earnings before other expenses, net, from our operations in the U.S. increased 46% in the six-month period ended June 30, 2020 compared to the same period in 2019, in Dollar terms. Our operating earnings before other expenses, net from our operations in the U.S. represented 26% of our total operating earnings before other expenses, net for the six-month period ended June 30, 2020, in Dollar terms. The increase resulted primarily from the increase in our revenues in the United States.

(c)    Europe, Middle East, Africa and Asia

United Kingdom. Our operating earnings before other expenses, net, from our operations in the United Kingdom decreased significantly by 130% in Pound terms, in the six-month period ended June 30, 2020 compared to the same period in 2019. Our operating loss before other expenses, net from our operations in the United Kingdom represented an operating loss before other expenses of $9 million, which represents a negative impact of 2% of our total operating earnings before other expenses, net for the six-month period ended June 30, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues.

France. Our operating earnings before other expenses, net, from our operations in France decreased 86%, in Euro terms, in the six-month period ended June 30, 2020 compared to the same period in 2019. Our operating earnings before other expenses, net from our operations in France represented 1% of our total operating earnings before other expenses, net for the six-month period ended June 30, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues.

Germany. Our operating earnings before other expenses, net, from our operations in Germany increased 183%, in Euro terms, in the six-month period ended June 30, 2020 compared to the same period in 2019. Our operating earnings before other expenses, net from our operations in Germany represented 2% of our total operating earnings before other expenses, net for the six-month period ended June 30, 2020, in Dollar terms. The increase resulted primarily from the increase in our revenues and by our cost reduction efforts.

Spain. Our operating loss before other expenses, net, from our operations in Spain increased 40% in the six-month period ended June 30, 2020 compared to the same period in 2019, in Euro terms. Our operating loss before other expenses, net from our operations in Spain represented a loss of $10 million, which was a negative impact of 2% of our total operating earnings before other expenses, net for the six-month period ended June 30, 2020, in Dollar terms. The increase in our operating loss before other expenses, net, from our operations in Spain resulted primarily from the decrease in our revenues.

The Philippines. Our operating earnings before other expenses, net, from our operations in the Philippines decreased 33% in the six-month period ended June 30, 2020 compared to the same period in 2019, in Philippine Peso terms. Our operating earnings before other expenses, net from our operations in the Philippines represented 6% of our total operating earnings before other expenses, net for the six-month period ended June 30, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues.

Israel. Our operating earnings before other expenses, net, from our operations in Israel increased 26% in the six-month period ended June 30, 2020 compared to the same period in 2019, in Israeli New Shekel terms. Our operating earnings before other expenses, net from our operations in Israel represented 7% of our total operating earnings before other expenses, net for the six-month period ended June 30, 2020, in Dollar terms. The increase in Israel operating earnings resulted primarily from the increase in our revenues.

Rest of Europe, Middle East, Africa and Asia. Our operating earnings before other expenses, net, from our operations in the Rest of Europe, Middle East, Africa and Asia increased significantly 105% in the six-month period ended June 30, 2020 compared to the same period in 2019, in Euro terms. Our operating earnings before other expenses, net from our operations in the Rest of Europe, Middle East, Africa and Asia region represented 6% of our total operating earnings before other expenses, net for the six-month period ended June 30, 2020, in Dollar terms. The increase resulted primarily from the increase in revenues in Poland, Czech Republic and Croatia, partially offset by a decrease in our revenues in other countries within the region.

(d)    South, Central America and the Caribbean

Colombia. Our operating earnings before other expenses, net, from our operations in Colombia decreased 29% in the six-month period ended June 30, 2020 compared to the same period in 2019, in Colombian Peso terms. Our operating earnings before other expenses, net from our operations in Colombia represented 3% of our total operating earnings before other expenses, net for the six-month period ended June 30, 2020, in Dollar terms. The decrease resulted primarily from the decrease in revenues from our Colombian operations.

Panama. Our operating earnings before other expenses, net, from our operations in Panama decreased significantly by 106% in the six-month period ended June 30, 2020 compared to the same period in 2019, in Dollar terms. Our operating loss before other expenses, net from our operations in Panama represented a loss of $1 million, which was a negative impact of less than 1% of our total operating earnings before other expenses, net for the six-month period ended June 30, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues.

Caribbean TCL. Our operating earnings before other expenses, net, from our operations in Caribbean TCL decreased 18% in the six-month period ended June 30, 2020 compared to the same period in 2019, in Trinidad and Tobago Dollar terms. Our operating earnings before other expenses, net from our Caribbean TCL operations represented 3% of our total operating earnings before other expenses, net for the six-month period ended June 30, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues.

Dominican Republic. Our operating earnings before other expenses, net, from our operations in the Dominican Republic decreased 14% in the six-month period ended June 30, 2020 compared to the same period in 2019, in Dominican Peso terms. Our operating earnings before other expenses, net from our operations in the Dominican Republic represented 6% of our total operating earnings before other expenses, net for the six-month period ended June 30, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues.

Rest of South, Central America and the Caribbean. Our operating earnings before other expenses, net, from our operations in the Rest of South, Central America and the Caribbean increased 4% in the six-month period ended June 30, 2020 compared to the same period in 2019, in Dollar terms. Our operating earnings before other expenses, net from our operations in the Rest of South, Central America and the Caribbean region represented 9% of our total operating earnings before other expenses, net for the six-month period ended June 30, 2020, in Dollar terms. The increase resulted primarily from better performance mainly in Guatemala and Nicaragua, partially offset by a decrease in our revenues in our operations in the Rest of South, Central America and the Caribbean region.

Others. Our operating loss before other expenses, net, from our operations in our Others segment increased 5% in the six-month period ended June 30, 2020 compared to the same period in 2019, in Dollar terms. The increase in operating loss before other expenses, net, resulted primarily from the decrease in our revenues, mainly in our information technology solutions.

Other Expenses, Net. Our other expenses, net, increased 29%, in Dollar terms, from an expense of $87 million in the six-month period ended June 30, 2019 to an expense of $112 million in the same period in 2020. Other expenses, net, which includes restructuring cost, contingency expenses that were COVID-19 related, results from the sale of assets and others and impairment losses. The increase in our Other Expense, net, in 2020 resulted primarily from an increase in results from the sale of assets and others, net from an expense of $53 million in the six-month period ended June 30, 2019 to an expense of $70 million in the same period in 2020, as well as COVID-19 related expenses, partially offset by a decrease in our restructuring cost in the six-month period ended June 30, 2019 compared to the six-month period ended June 30, 2020. See note 6 to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein.

The most significant items included under this caption for the six-month periods ended June 30, 2019 and 2020, are as follows:

	For the Six-Month Period Ended June 30,
	2019	2020
	(in millions of Dollars)
Results from the sale of assets and others, net	$53	$70
Incremental costs and expenses associated with the COVID-19 pandemic	—	17
Restructuring costs	27	16
Impairment losses	7	9

	$87	$112

Financial Expense. Our financial expense decreased 2%, from $359 million in the six-month period ended June 30, 2019 to $351 million in the same period in 2020, primarily attributable to lower interest rates on our financial debt, partially offset by an increase in our financial debt during the six-month period ended June 30, 2019 compared to the same period in 2020. See notes 7A and 15A to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein.

Financial Income and Other Items Net. Our financial income and other items, net, in Dollar terms, increased significantly from a loss of $26 million in the six-month period ended June 30, 2019 to an income of $31 million in the same period in 2020, mainly as a result of a gain in foreign exchange results during the six-month period ended June 30, 2020, reflects a gain of $57 million in such period mainly due to the fluctuation of the Mexican peso versus the Dollar, partially offset by our results from financial instruments, net, which changed from a gain of $5 million in the six-month period ended June 30, 2019 to a loss of $7 million in the same period in 2020 as a result of losses in our equity forwards on third-party shares. See notes 7B and 15C to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein.

The most significant items included under this caption for the six-month periods ended June 30, 2019 and 2020 are as follows:

	For the Six-Month Period Ended June 30,
	2019	2020
	(in millions of Dollars)
Financial income	$10	$9
Effects of amortized cost on assets and liabilities and others, net	(30)	(28)
Foreign exchange results	(11)	57
Results from financial instruments, net	5	(7)

	$(26)	$31

Income Taxes. Our income tax effect in the income statements, which is comprised of current income taxes plus deferred income taxes, decreased 22% from an expense of $115 million in the six-month period ended June 30, 2019 to $90 million in the same period in 2020. The decrease was primarily attributable to a decrease in our deferred income tax expense. Our deferred income tax expense decreased from an expense of $50 million in the six-month period ended June 30, 2019 to an expense of $24 million in the same period in 2020.

Net Income from Continuing Operations. For the reasons described above, our net income from continuing operations for the six-month period ended June 30, 2020 decreased 62%, from a net income from continuing operations of $81 million in six-month period ended June 30, 2019 to a net income from continuing operations of $31 million in the same period in 2020. As a percentage of revenues, net income from continuing operations represented 1.3% for the six-month period ended June 30, 2019 and 0.5% for the same period in 2020. See note 4A to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein.

Discontinued Operations, Net of Tax. For the six-month periods ended June 30, 2019 and 2020, our discontinued operations included in our consolidated income statements amounted to a net income from discontinued operations of $137 million and a net loss from discontinued operations of $25 million, respectively. As a percentage of revenues, discontinued operations, net of tax, represented 2.1% for the six-month period ended June 30, 2019, and a negative impact of 0.4% for the same period in 2020. See note 4A to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein.

Consolidated Net Income. For the reasons described above, which mainly reflect lower revenues and a negative variation in discontinued operations, our consolidated net income (before deducting the portion allocable to non-controlling interest) for 2020 decreased significantly by 97%, from a consolidated net income of $218 million in the six-month period ended June 30, 2019 to a consolidated net income of $6 million in the same period in 2020. As a percentage of revenues, consolidated net income represented 3.4% for the six-month period ended June 30, 2019, and 0.1% for the same period in 2020.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries. Non-controlling interest net income decreased 68%, from an income of $25 million in the six-month period ended June 30, 2019 to an income of $8 million in the same period in 2020, primarily attributable to a decrease in the net income of the consolidated entities in which others have a non-controlling interest. As a percentage of revenues, non-controlling interest net income represented 0.4% and 0.1% for the six-month periods ended June 30, 2019 and 2020, respectively. See note 18B to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein.

Controlling Interest Net Income. Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-associated third parties hold interests. For the reasons described above, our controlling interest net income decreased significantly, from a controlling interest net income of $193 million in the six-month period ended June 30, 2019 to a loss of $2 million in the same period in 2020. As a percentage of revenues, controlling interest net income represented 3% for the six-month period ended June 30, 2019, and a negative impact of less than 1% for the same period in 2020.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through the operations of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, among other risks, any one of which may materially decrease our net income and cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, loans, proceeds of debt and equity offerings and proceeds from asset sales, including our account receivables securitizations. Our consolidated net cash flows provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes paid in cash (as defined in the 2019 Annual Report) decreased by 8% from $596 million for the six-month period ended June 30, 2019 to $550 million in the same period in 2020. See our financial statements of cash flows for the six-month periods ended June 30, 2019 and June 30, 2020 included herein. CEMEX management is of the opinion that working capital is sufficient for our current requirements.

Sources and Uses of Cash

Our review of sources and uses of cash below refers to nominal amounts included in our consolidated statements of cash flows for the six-month periods ended June 30, 2019 and 2020.

Our primary sources and uses of cash during the six-month periods ended June 30, 2019 and 2020 were as follows:

	For the Six-Month Period Ended June 30,
	2019	2020
	(in millions of Dollars)
Operating Activities
Consolidated net income	218	6

Discontinued operations	(137)	25

Net income from continuing operations	81	31

Non-cash items	991	946

Changes in working capital, excluding income taxes	(476)	(427)

Net cash flows provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes	596	550

Financial expense and coupons on Perpetual Debentures and income taxes paid	(428)	(399)

Net cash flows provided by operating activities from continuing operations	168	151

Net cash flows provided by operating activities from discontinued operations	26	13

Net cash flows provided by operating activities	194	164

Investing Activities

Property, machinery and equipment, net	(175)	(210)

Disposal and acquisition of subsidiaries and other disposal groups, net	489	433

Intangible assets	(63)	(27)

Non-current assets and others, net	(5)	43

Net cash flows provided by investing activities from continuing operations	246	239

Financing Activities

Derivative financial instruments	(34)	(13)

Proceeds from debt, net	(82)	2,508

Other financial obligations, net	(117)	(606)

Share repurchase program	—	(83)

Securitization of trade receivables	23	(97)

Dividends paid	(75)	—

Non-current liabilities, net	(67)	(72)

Net cash flows (used in) provided by financing activities from continuing operations	(352)	1,637

Increase in cash and cash equivalents of continuing operations	62	2,027

Increase in cash and cash equivalents of discontinued operations	26	13

Cash conversion effect, net	(93)	4

Cash and cash equivalents at beginning of period	309	788

Cash and cash equivalents at end of period	304	2,832

June 30, 2020. During the six-month period ended June 30, 2020, excluding the positive foreign currency effect of our initial balances of cash and cash equivalents generated during the period of $4 million, there was an increase in cash and cash equivalents from continuing operations of $2,027 million. This increase was the result of (i) our net cash flows provided by operating activities from continuing operations, which, after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of $399 million, amounted to $151 million, (ii) our net cash flows provided by investing activities from continuing operations, which amounted to $239 million and (iii) our net cash flows cash flows provided by financing activities from continuing operations, which amounted to $1,637 million.

For the six-month period ended June 30, 2020, our net cash flows provided by operating activities included cash flows invested in changes in working capital, excluding income taxes, of $427 million, which was primarily comprised of trade receivables, trade payables and other accounts payable and accrued expenses for an aggregate amount of $456 million, partially offset by other accounts receivable and other assets and inventories for an aggregate amount of $29 million.

During the six-month period ended June 30, 2020, our cash and cash equivalents increased mainly in connection with (i) our net cash flows used in operating activities from continuing operations after interest and coupons on Perpetual Debentures and income taxes paid in cash of $399 million, which amounted to $151 million; (ii) our net cash flows provided by investing activities from continuing operations of $239 million, which was primarily comprised of disposal and acquisition of subsidiaries and other disposal groups, net and non-current assets and others, net for an aggregate amount of $476 million, partially offset by investment in property, machinery and equipment and intangible assets, net for an aggregate amount of $237 million; and (iii) our net cash flows provided by our financing activities of $1,637 million, which include proceeds from debt, net of $2,508 million, partially offset by resources used in derivative financial instruments, other financial obligations, net, share repurchase program, securitization of trade receivables and non-current liabilities, net, for an aggregate amount of $871 million.

June 30, 2019. During the six-month period ended June 30, 2019, excluding the negative foreign currency effect of our initial balances of cash and cash equivalents generated during the period of $93 million, there was an increase in cash and cash equivalents from continuing operations of $62 million. This increase was the result of our net cash flows provided by operating activities from continuing operations, which, after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of $428 million, amounted to $168 million, our net cash flows provided by investing activities from continuing operations of $246 million, partially offset by our net cash flows used in financing activities from continuing operations of $352 million.

For the six-month period ended June 30, 2019, our net cash flows provided by operating activities included cash flows used in working capital of $476 million, which was primarily comprised of trade receivables, inventories, trade payables and other accounts payable and accrued expenses, for an aggregate amount of $491 million, partially offset by other accounts receivable and other assets of $15 million.

During the six-month period ended June 30, 2019, our cash and cash equivalents increased mainly due to our net cash flows provided by operating activities from continuing operations after interest and coupons on Perpetual Debentures and income taxes paid in cash of $428 million, which amounted to $168 million and our net cash flows provided by investing activities from continuing operations of $246 million, which include disposal and acquisition of subsidiaries and other disposal groups, net, in the amount of $489 million, partially offset by investment in property, machinery and equipment, net, intangible assets and non-current assets and others, net, for an aggregate amount of $243 million, and were partially disbursed in connection with our net cash flows used in financing activities from continuing operations of $352 million, which include derivative financial instruments, proceeds from debt, net, other financial obligations, net, dividends paid and non-current liabilities for an aggregate amount of $375 million, partially offset by securitization of trade receivables of $23 million.

As of June 30, 2020, we had the following lines of credit, of which the only committed portion refers to the revolving credit facility under the 2017 Facilities Agreement, at annual interest rates ranging between 1.65% and 3.94%, depending on the negotiated currency:

	Lines of Credit	Available

	(in millions of Dollars)
Other lines of credit in foreign subsidiaries	251	96
Other lines of credit from banks	636	371
Revolving credit facility under the 2017 Facilities Agreement	1,135	—

	2,022	467

As of June 30, 2020, CEMEX had drawn down the full amount available under the committed revolving credit tranche under the 2017 Facilities Agreement, and had $467 million available in other non-committed lines of credit. We expect that this, in addition to our $2,832 million in cash balance, as of June 30, 2020, and our proven capacity to continually refinance and replace current obligations, will enable us to meet any liquidity risk in the short term. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” included in the 2019 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on the impact of COVID-19 on our debt and cash levels. See also “Recent Developments—Recent Developments Relating to Our Indebtedness—Other Developments Relating to Our Indebtedness.”

Capital Expenditures

Our capital expenditures incurred for the six-month periods ended June 30, 2019 and 2020, and our expected capital expenditures for the remaining nine-month period ended December 31, 2020, which include an allocation to 2020 of a portion of our total future committed amount, are as follows:

	Actual For the Six-Month Period Ended June 30,		Estimated For the Remaining Six-Month Period Ended December 31, 2020
	2019	2020
	(in millions of Dollars)
Mexico	100	56	71
United States	138	132	169
EMEAA
United Kingdom	11	23	44
France	12	11	37
Germany	4	10	18
Spain	7	8	8
Philippines	14	50	30
Israel	5	7	15
Rest of EMEAA	27	22	40
SCA&C
Colombia	9	4	11
Panama	3	—	1
Caribbean TCL	6	4	12
Dominican Republic	4	—	2
Rest of SCA&C	4	2	10
Others	4	3	7

Total consolidated	348	332	475

Of which:
Expansion capital expenditures	84	115	142
Base capital expenditures	264	217	333

(1)

See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” included in the 2019 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on the impact of COVID-19-related measures on our estimated capital expenditures for 2020.

For the six-month periods ended June 30, 2019 and 2020, we recognized $348 million and $332 million in capital expenditures from our continuing operations, respectively. As of June 30, 2020, in connection with our significant projects, we had capital expenditure commitments of $13 million, including our capital expenditures estimated to be incurred in the nine-month period ending December 31, 2020. This amount is expected to be incurred during 2020, based on the evolution of the related projects. Pursuant to the 2017 Facilities Agreement, as of June 30, 2020, we were prohibited from making aggregate annual capital expenditures in excess of $1.5 billion (which are currently limited and shall remain limited to $1.2 billion pursuant to the 2020 Facilities Agreement Amendments for as long as we fail to report two consecutive quarters with a consolidated leverage ratio of 5.25:1 or below) in any financial year (excluding certain capital expenditures, joint venture investments and acquisitions by each of CLH and CHP and their respective subsidiaries and those funded by Relevant Proceeds (as defined in the 2017 Facilities Agreement) (provided that, pursuant to the 2020 Facilities Agreement Amendments, those funded from Relevant Proceeds are currently not excluded and shall continue to not to be excluded for as long as we fail to report two consecutive quarters with a consolidated leverage ratio of 5.25:1 or below)), which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of (i) $500 million (or its equivalent) for CLH and its subsidiaries and (ii) $500 million (or its equivalent) for CHP and its subsidiaries. In addition, the amounts of which we and our subsidiaries are allowed for permitted acquisitions and investments in joint ventures cannot exceed certain thresholds as set out in the 2017 Facilities Agreement. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” included in the 2019 Annual Report, “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” and “Recent Developments—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement” for more information on the impact of COVID-19-related measures on our estimated capital expenditures for 2020 and amendments to our 2017 Facilities Agreement, which further restrict our overall capital expenditures under certain conditions.

Our Indebtedness

As of June 30, 2020, we had $13,665 million (principal amount $13,721 million, excluding deferred issuance costs) of total debt plus other financial obligations in our statement of financial position, which does not include $443 million of Perpetual Debentures. Of our total debt plus other financial obligations, 9% were current (including current maturities of non-current debt) and 91% were non-current. As of June 30, 2020, 71% of our total debt plus other financial obligations was Dollar-denominated, 20% was Euro-denominated, 4% was Pound Sterling-denominated, 2% was Philippine Peso-denominated and immaterial amounts were denominated in other currencies. See note 15A to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein.

As of June 30, 2020, we reported an aggregate amount of outstanding debt of $3,984 million under the 2017 Facilities Agreement. As of June 30, 2020, we had drawn down the full amount available under the committed revolving credit tranche under the 2017 Facilities Agreement. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” included in the 2019 Annual Report for more information on the impact of COVID-19 on our debt and cash levels. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our financial condition. See “Item 3—Key Information—Risk Factors.” On September 10, 2020, we repaid $700 million of our $1,135 million committed revolving credit tranche under the 2017 Facilities Agreement. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Other Developments Relating to Our Indebtedness.” We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us implementing certain initiatives, which may include making asset sales, and there is no assurance that we will be able to implement any such initiatives or execute such sales, if needed, on terms favorable to us or at all included in the 2019 Annual Report.

See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The 2017 Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions and Operations” included in the 2019 Annual Report and “Recent Developments—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement” for a discussion of restrictions and covenants under the 2017 Facilities Agreement.

For a description of the Senior Secured Notes, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes” included in the 2019 Annual Report and “Recent Developments—Recent Developments Relating to Our Indebtedness—Issuance of June 2027 Dollar Notes.” See “Recent Developments—Other Recent Developments—Merger of New Sunward with and into CEMEX España” for a description of the circumstances whereby (i) New Sunward is expected to cease to guarantee our indebtedness that it has guaranteed and CEMEX España is expected to succeed to all of New Sunward’s rights and obligations, including, without limitation (and to the extent CEMEX España is not already a guarantor) the obligation to guarantee our indebtedness to the extent New Sunward has guaranteed such indebtedness; and (ii) the shares of New Sunward that were pledged or transferred to trustees under security trusts to benefit certain of our debt secured by the Collateral would no longer be part of the Collateral as a result of such shares ceasing to exist.

Some of our subsidiaries and special purpose vehicles (“SPVs”) have issued or provided guarantees of certain of our indebtedness, as indicated in the table below.

	The Notes	Senior Secured Notes	2017 Facilities Agreement	Perpetual Debentures
		$7,052 million (principal amount $7,089 million)	$3,984 million (principal amount $4,004 million)	$443 million
Amount Outstanding as of June 30, 2020 (1) (2)
CEMEX Finance LLC	✓	✓	✓
CEMEX, S.A.B. de C.V.	✓	✓	✓	✓
CEMEX Concretos, S.A. de C.V.	✓	✓	✓
New Sunward Holding B.V.	✓	✓	✓	✓
CEMEX España, S.A.	✓	✓	✓
Cemex Asia B.V.	✓	✓	✓
CEMEX Corp.	✓	✓	✓
Cemex Africa & Middle East Investments B.V.	✓	✓	✓
CEMEX France Gestion (S.A.S.)	✓	✓	✓
Cemex Research Group AG	✓	✓	✓
CEMEX UK	✓	✓	✓

(1)	Includes Senior Secured Notes and Perpetual Debentures held by CEMEX, as applicable.

(2)

See “Recent Developments—Other Recent Developments—Merger of New Sunward with and into CEMEX España” for a description of the circumstances whereby New Sunward is expected to cease to guarantee our indebtedness that it has guaranteed and CEMEX España is expected to succeed to all of New Sunward’s rights and obligations, including, without limitation (and to the extent CEMEX España is not already a guarantor) the obligation to guarantee our indebtedness, including our dual-currency notes underlying the Perpetual Debentures, to the extent New Sunward had guaranteed such indebtedness.

In addition, as of June 30, 2020, (i) CEMEX Materials LLC was a borrower of $154 million (principal amount $150 million) under an indenture which is guaranteed by CEMEX Corp. and (ii) several of our other operating subsidiaries were borrowers under debt facilities or debt arrangements aggregating $417 million.

Most of our current outstanding indebtedness was incurred to finance our acquisitions and to finance our capital expenditure programs. Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, securitizations, borrowings under credit facilities, proceeds of debt and equity offerings and proceeds from asset sales.

If the global economic environment deteriorates, or if because of the effects of COVID-19 on financial institutions extending maturities to companies that have our credit rating or that are highly leveraged like us becomes more restrictive and our operating results worsen significantly, if we were unable to complete debt or equity offerings, or if we are unable to consummate asset sales or if the proceeds of any divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payments under our indebtedness or refinance our indebtedness. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business and financial condition.

Historically, we and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios. Our ability to comply with these ratios may be affected by current global economic conditions, including the effects of COVID-19 in the financial sector and the ability of our lenders to grant waivers or amendments to companies that have our credit rating or that are highly leveraged like us, and volatility in foreign exchange rates and the financial and capital markets. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers or amendments, if requested, will be obtained. If we or our subsidiaries are unable to comply with the provisions of our debt instruments and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition.

Relevant Transactions Related to Our Indebtedness During the Six-Month Period Ended June 30, 2020

The following is a description of our most important transactions related to our indebtedness during the six-month period ended June 30, 2020:

On June 5, 2020, we issued $1.0 billion aggregate principal amount of our June 2027 Dollar Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all of our obligations under the June 2027 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Issuance of June 2027 Dollar Notes.” See “Recent Developments—Other Recent Developments—Merger of New Sunward with and into CEMEX España” for a description of the circumstances whereby (i) New Sunward is expected to cease to guarantee our indebtedness that it has guaranteed and CEMEX España is expected to succeed to all of New Sunward’s rights and obligations, including, without limitation (and to the extent CEMEX España is not already a guarantor) the obligation to guarantee our indebtedness to the extent New Sunward had guaranteed such indebtedness; and (ii) the shares of New Sunward that were pledged or transferred to trustees under security trusts to benefit certain of our debt secured by the Collateral would no longer be part of the Collateral as a result of such shares ceasing to exist.

On June 30, 2020, CHP reached an agreement with BDO Unibank, Inc. to amend the CHP Facility Agreement so that CHP is required to comply with the following financial covenants commencing on June 30, 2021, each of which is tested twice annually: (i) a ratio of consolidated total debt (as defined in the CHP Facility Agreement) to consolidated EBITDA (as defined in the CHP Facility Agreement) not exceeding 4.00x; and (ii) a ratio of consolidated EBITDA (as defined in the CHP Facility Agreement) to consolidated interest expense (as defined in the CHP Facility Agreement) not less than 4.00x. No other modifications to the terms and conditions to the CHP Facility Agreement were made. See “Recent Developments—Recent Developments Relating to Our Indebtedness— Amendment to CHP’s Senior Unsecured Philippine Peso Term Loan Facility.”

Effective May 22, 2020, we negotiated, among other amendments, (a) modifications to the limits of the consolidated coverage ratio and the consolidated leverage ratio; (b) modifications to the applicable margin over LIBOR, or EURIBOR in relation to any Euro loan, depending on the consolidated leverage ratio, to accommodate for the increased leverage limits; and (c) certain temporary or circumstance-based limitations on our ability to execute certain capital expenditures, acquisitions, share buybacks and the granting of loans to third parties. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement.” See also “Recent Developments—Other Recent Developments—Merger of New Sunward with and into CEMEX España” for a description of the circumstances whereby (i) New Sunward is expected to cease to guarantee our indebtedness that it had guaranteed and CEMEX España is expected to succeed to all of New Sunward’s rights and obligations, including, without limitation (and to the extent CEMEX España is not already a guarantor) the obligation to guarantee our indebtedness to the extent New Sunward had guaranteed such indebtedness; and (ii) the shares of New Sunward that were pledged or transferred to trustees under security trusts to benefit certain of our debt secured by the Collateral would no longer be part of the Collateral as a result of such shares ceasing to exist.

In order to strengthen our liquidity position, on March 20, 2020, we made a drawdown of $1.0 billion under our committed revolving credit facility under the 2017 Facilities Agreement. After the drawdown, we had $135 million available under such committed revolving credit facility. On April 1, 2020, we made an additional drawdown of the remaining amount under the committed revolving facility, resulting in such committed revolving facility being fully drawn. We also made drawdowns under our other credit lines and loans. The drawdowns had the effect of increasing our overall debt and cash levels in the short to medium term. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” included in the 2019 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations.”

On March 15, 2020, we informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) (“MSE”) that our 3.720% Subordinated Optional Convertible Notes issued on (i) March 13, 2015 (the “March 2015 Convertible Notes”) and (ii) May 28, 2015 (the “May 2015 Convertible Notes,” and collectively with the March 2015 Convertible Notes, the “March 2020 Optional Convertible Subordinated Dollar Notes”) matured, without conversion, in accordance with the indenture governing such notes, except for $2,000 aggregate principal amount of our May 2015 Convertible Notes which, as of March 15, 2020, were converted into 185 ADSs. As a result, on March 13, 2020, CEMEX paid the trustee in relation to the March 2020 Optional Convertible Subordinated Dollar Notes an amount equal to $521 million as full settlement for such notes.

Our Other Financial Obligations

Other financial obligations in the consolidated statement of financial position as of December 31, 2019 and June 30, 2020 are detailed as follows:

	June 30, 2020			December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
	(in millions of Dollars)
Leases liabilities	281	975	1,256	262	1,044	1,306
Liabilities secured with accounts receivable and others	539	—	539	599	—	599
Convertible subordinated notes due 2020	—	—	—	520	—	520

	820	975	1,795	1,381	1,044	2,425

As mentioned in note 2.6 to our audited consolidated financial statements included in the 2019 Annual Report, financial instruments convertible into CPOs and/or ADSs (each as defined in the 2019 Annual Report) contain components of both liability and equity, which are recognized differently depending on whether the instrument is mandatorily convertible or is optionally convertible by election of the note holders, as well as the currency in which the instrument is denominated and the functional currency of the issuer.

Leases

We have several operating and administrative assets under lease contracts. As previously described, beginning January 1, 2019, we applied IFRS 16 using the full retrospective approach and re-presented the amounts in prior periods. We apply the recognition exemption for short-term leases and leases of low-value assets. See notes 13B and 15B to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein.

Our Receivables Financing Arrangements and others

Our subsidiaries in Mexico, the U.S., France and the United Kingdom are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2019 and June 30, 2020, trade accounts receivable included receivables of $682 million and $667 million, respectively. Under these programs, our subsidiaries effectively surrender control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. Nonetheless, in such programs, our subsidiaries retain certain residual interest in the programs and/or maintain continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position, and the funded amounts were recognized within the line item Other financial obligations and the difference in each year against the trade receivables sold was maintained as reserves. Trade accounts receivable qualifying for sale exclude amounts over a certain number of days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to $83 million and $178 million as of December 31, 2019 and June 30, 2020, respectively. Therefore, the funded amount to us was $599 million as of December 31, 2019 and $489 million as of June 30, 2020. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $12 million and $8 million in as of June 30, 2019 and 2020, respectively. Our securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity. As of June 30, 2020, our liabilities secured with accounts receivable and other caption included $50 million in financing from supplier factoring facility. See notes 9 and 15B to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein.

March 2020 Optional Convertible Subordinated Dollar Notes

During 2015, we issued, in March 2015 and May 2015, respectively, a total of $521 million aggregate principal amount of our March 2020 Optional Convertible Subordinated Dollar Notes as a result of exchanges or settlements of other convertible notes. On March 13, 2020, CEMEX paid to the trustee of the March 2020 Optional Convertible Subordinated Dollar Notes the amount of $521 million as full settlement. As a result, on March 15, 2020, we informed the MSE that the March 2020 Optional Convertible Subordinated Dollar Notes matured, without conversion, in accordance with the indenture governing such notes, except for $2,000 aggregate principal amount of our May 2015 Convertible Notes which, as of March 15, 2020, was converted into 185 ADSs. See note 16.2 to our audited consolidated financial statements, note 15B to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to our Indebtedness—Maturity of our March 2020 Optional Convertible Subordinated Dollar Notes” included in the 2019 Annual Report.

Perpetual Debentures

We define the Perpetual Debentures, collectively, as the (i) Dollar-denominated 6.222% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C5 Capital (SPV) Limited, (ii) Dollar-denominated 6.345% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C8 Capital (SPV) Limited, (iii) Dollar-denominated 6.655% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10 Capital (SPV) Limited and (iv) Euro-denominated 4.400% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10-EUR Capital (SPV) Limited. Unless the context otherwise requires, when we refer to the Perpetual Debentures (as defined above), we also include our dual-currency notes that underlie the Perpetual Debentures. See “Recent Developments—Other Recent Developments—Merger of New Sunward with and into CEMEX España” for a description of the circumstances whereby (i) New Sunward is expected to cease to guarantee our indebtedness that it has guaranteed and CEMEX España is expected to succeed to all of New Sunward’s rights and obligations, including, without limitation (and to the extent CEMEX España is not already a guarantor) the obligation to guarantee our indebtedness, including our dual-currency notes underlying the Perpetual Debentures, to the extent New Sunward had guaranteed such indebtedness; and (ii) the shares of New Sunward that were pledged or transferred to trustees under security trusts to benefit certain of our debt secured by the Collateral would no longer be part of the Collateral as a result of such shares ceasing to exist.

As of December 31, 2019 and June 30, 2020, non-controlling interest stockholders equity included $443 million for each period, representing the notional amount of Perpetual Debentures, which exclude any Perpetual Debentures held by subsidiaries. The Perpetual Debentures have no fixed maturity date and do not represent contractual obligations to exchange any series of its outstanding Perpetual Debentures for financial assets or financial liabilities. Based on their characteristics, the Perpetual Debentures, issued through SPVs, qualify as equity instruments and are classified within non-controlling interest as they were issued by consolidated entities, and, if the conditions to interest deferred are satisfied, we have the unilateral right to defer indefinitely the payment of interest due on the Perpetual Debentures. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the Perpetual Debentures, are included within Other equity reserves and represented expenses of $15 million and $13 million for the six-month periods ended June 30, 2019 and 2020, respectively. See note 18B to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein. The different SPVs were established solely for purposes of issuing the Perpetual Debentures and are included in our audited consolidated financial statements included in the 2019 Annual Report. As of June 30, 2020, the Perpetual Debentures were as follows:

Issuer	Issuance Date	Nominal Amount at Issuance Date (in millions)	Nominal Amount Outstanding as of June 30, 2020 (in millions)	Repurchase Option	Interest Rate
C10-EUR Capital (SPV) Ltd.(3)	May 2007	€730	€64	Tenth anniversary	EURIBOR + 4.79%
C8 Capital (SPV) Ltd.(2)	February 2007	$750	$135	Eighth anniversary	LIBOR + 4.40%
C5 Capital (SPV) Ltd.(1)(2)	December 2006	$350	$61	Fifth anniversary	LIBOR + 4.277%
C10 Capital (SPV) Ltd.(2)	December 2006	$900	$175	Tenth anniversary	LIBOR + 4.71%

(1)	Under the 2017 Facilities Agreement, we are restricted from calling the Perpetual Debentures.

(2)	As of June 30, 2019 and 2020, 3-month LIBOR was 2.320% and 0.302%, respectively.

(3)	EURIBOR above refers to the Euro Interbank Offered Rate. As of June 30, 2019 and 2020, 3-month EURIBOR was -0.345% and -0.422%, respectively.

Stock Repurchase Program

Under Mexican law, CEMEX, S.A.B. de C.V.’s shareholders are the only ones authorized to approve the maximum amount of resources that can be allocated to the stock repurchase program at any annual general ordinary shareholders meeting. Unless otherwise instructed by CEMEX, S.A.B. de C.V.’s shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with CEMEX, S.A.B. de C.V.’s 2019 and 2020 annual general ordinary shareholders meetings held on March 28, 2019 and March 26, 2020, respectively, proposals were approved to set the amount of $500 million or its equivalent in Mexican Pesos, each year and until the next ordinary shareholders meeting, as the maximum amount of resources that CEMEX, S.A.B. de C.V. can use to repurchase its own shares or securities that represent such shares. The board of directors of CEMEX, S.A.B. de C.V. approved the policy and procedures for the operation of the stock repurchase program, and is authorized to determine the basis on which the repurchase and placement of such shares is made, appoint the persons who will be authorized to make the decision of repurchasing or replacing such shares and appoint the persons responsible to make the transaction and furnish the corresponding notices to authorities. The board of directors of CEMEX, S.A.B. de C.V. and/or attorneys-in-fact or delegates designated in turn, or the persons responsible for such transactions, will determine, in each case, if the repurchase is made with a charge to stockholders equity as long as the shares belong to CEMEX, S.A.B. de C.V. or with a charge to share capital if it is resolved to convert the shares into non-subscribed shares to be held in treasury. See “Item 5—Operating and Financial Review and Prospects—Recent Developments Recent Developments Relating to Our Shareholders Meeting” included in the 2019 Annual Report. We remain subject to certain restrictions regarding the repurchase of shares of our capital stock under the 2017 Facilities Agreement and the indentures governing the outstanding Senior Secured Notes. See “Recent Developments—Recent Developments Relating to Our Shareholders Meeting” included in the 2019 Annual Report and “Recent Developments—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement” for more information regarding our restrictions regarding repurchase of shares.

As of December 31, 2018, under the 2018 repurchase program, CEMEX, S.A.B. de C.V. repurchased 153.6 million CPOs at a weighted-average price in Mexican Pesos equivalent to $0.4883 per CPO. The total amount of these CPO repurchases, excluding fees and value-added tax, was $75 million. All the shares repurchased under the 2018 repurchase program were cancelled in 2019 by resolution of the CEMEX, S.A.B. de C.V. annual general ordinary shareholders meeting passed on March 28, 2019.

As of December 31, 2019, under the 2019 repurchase program, CEMEX, S.A.B. de C.V. repurchased 157.7 million CPOs, at a weighted-average price in Mexican Pesos equivalent to $0.3164 per CPO. The total amount of these CPO repurchases, excluding fees and value-added tax, was $50 million. On March 26, 2020, CEMEX, S.A.B. de C.V. held its ordinary general shareholders meeting at which the shareholders of CEMEX, S.A.B. de C.V. approved, among other things the cancellation of shares of CEMEX, S.A.B. de C.V. that were repurchased under the 2019 repurchase program.

From March 10, 2020 to March 24, 2020, under the 2019 repurchase program authorized at CEMEX, S.A.B. de C.V.’s ordinary general shareholders meeting held on March 28, 2019, CEMEX, S.A.B. de C.V. repurchased 378.2 million CPOs, which represented 2.5% of CEMEX, S.A.B. de C.V.’s outstanding share capital as of December 31, 2019, at a weighted-average price of 5.01 Pesos per CPO, which was equivalent to an amount $83.2 million, excluding value-added tax. CEMEX, S.A.B. de C.V. did not repurchase any other CPOs between January 1, 2020 and March 10, 2020 and has not repurchased any additional CPOs since March 24, 2020. On April 8, 2020, we announced that, to enhance our liquidity, we suspended the CEMEX, S.A.B. de C.V. share repurchase program for the remainder of 2020.

The 2017 Facilities Agreement

On July 19, 2017, we and certain of our subsidiaries entered into the facilities agreement, dated as of July 19, 2017, as amended and/or restated from time to time, including as amended on April 2, 2019, November 4, 2019 and May 22, 2020 (the “2017 Facilities Agreement”) for an amount in different currencies equivalent to $4.1 billion (in aggregate), the proceeds of which were used to refinance indebtedness incurred under a then-existing credit agreement and other debt repayment obligations. In March 2019 and October 2019, we obtained the requisite consents from lenders under the 2017 Facilities Agreement to make certain amendments to the 2017 Facilities Agreement and entered into an amendment and restatement agreement to the 2017 Facilities Agreement, on April 2, 2019 and November 4, 2019, respectively. See “—Liquidity and Capital Resources—Our Indebtedness” and “—Liquidity and Capital Resources—Relevant Transactions Related to Our Indebtedness in 2019” included in the 2019 Annual Report for a discussion of such amendments. Effective May 22, 2020, we negotiated, among other amendments, (a) modifications to the limits of the consolidated coverage ratio and the consolidated leverage ratio; (b) modifications to the applicable margin over LIBOR, or EURIBOR in relation to any Euro loan, depending on the consolidated leverage ratio, to accommodate for the increased leverage limits; and (c) certain temporary or circumstance-based limitations on our ability to execute certain capital expenditures, acquisitions, share buybacks and the granting of loans to third parties. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement.”

As of June 30, 2020, we reported an aggregate principal amount of outstanding debt of $4,004 million under the 2017 Facilities Agreement. The 2017 Facilities Agreement is secured by a first-priority security interest in the Collateral and all proceeds of such Collateral. As of July 19, 2017, commitments initially available under the 2017 Facilities Agreement included (i) €741 million, (ii) £344 million and (iii) $2,746 million, out of which $1,135 million were in the revolving credit facility tranche of the 2017 Facilities Agreement. As of June 30, 2020, the 2017 Facilities Agreement had an amortization profile, considering all commitments of $47 million in 2020, $621 million in 2021, $2,283 million in 2022, and $527 million in 2023 and 2024, respectively. See “Recent Developments—Other Recent Developments—Merger of New Sunward with and into CEMEX España” for a description of the circumstances whereby (i) New Sunward is expected to cease to guarantee our indebtedness that it has guaranteed and CEMEX España is expected to succeed to all of New Sunward’s rights and obligations, including, without limitation (and to the extent CEMEX España is not already a guarantor) the obligation to guarantee our indebtedness to the extent New Sunward had guarantees such indebtedness; and (ii) the shares of New Sunward that were pledged or transferred to trustees under security trusts to benefit certain of our debt secured by the Collateral would no longer be part of the Collateral as a result of such shares ceasing to exist. See also “Recent Developments—Recent Developments Relating to Our Indebtedness—Other Developments Relating to Our Indebtedness.”

Our failure to comply with restrictions and covenants under the 2017 Facilities Agreement, as amended, could have a material adverse effect on our business and financial conditions.

For a discussion of restrictions and covenants under the 2017 Facilities Agreement, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The 2017 Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions” included in the 2019 Annual Report and “Recent Developments—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement.”

Senior Secured Notes

We refer to the April 2024 Dollar Notes, June 2024 Euro Notes, January 2025 Dollar Notes, May 2025 Dollar Notes, December 2024 Euro Notes, March 2026 Euro Notes, April 2026 Dollar Notes, November 2029 Dollar Notes and June 2027 Dollar Notes collectively as the Senior Secured Notes. See “Recent Developments—Other Recent Developments—Merger of New Sunward with and into CEMEX España” for a description of the circumstances whereby (i) New Sunward is expected to cease to guarantee our indebtedness that it has guaranteed and CEMEX España is expected to succeed to all of New Sunward’s rights and obligations, including, without limitation (and to the extent CEMEX España is not already a guarantor) the obligation to guarantee our indebtedness, to the extent New Sunward had guaranteed such indebtedness; and (ii) the shares of New Sunward that were pledged or transferred to trustees under security trusts to benefit certain of our debt secured by the Collateral would no longer be part of the Collateral as a result of such shares ceasing to exist.

The indentures governing our outstanding Senior Secured Notes impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) create liens; (ii) incur additional debt; (iii) change CEMEX’s business or the business of any obligor or material subsidiary (in each case, as defined in the 2017 Facilities Agreement); (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) enter into certain derivatives transactions; and (xii) exercise any call option in relation to any perpetual bonds issues unless the exercise of the call options does not have a materially negative impact on our cash flow.

April 2024 Dollar Notes. On April 1, 2014, CEMEX Finance issued $1.0 billion aggregate principal amount of its 6.000% Dollar-denominated Senior Secured Notes due 2024 (the “April 2024 Dollar Notes”), in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance under the April 2024 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral. On December 19, 2019, CEMEX, S.A.B. de C.V. redeemed $360 million of the April 2024 Dollar Notes using mainly the proceeds from the issuance of the November 2029 Dollar Notes. On September 8, 2020, CEMEX Finance LLC issued a notice of full redemption with respect to the April 2024 Dollar Notes. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Full Redemption of the April 2024 Dollar Notes” for more information.

January 2025 Dollar Notes. On September 11, 2014, CEMEX, S.A.B. de C.V. issued $1.1 billion aggregate principal amount of its 5.700% Senior Secured Notes due 2025 (the “January 2025 Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX Concretos, New Sunward, CEMEX España, CEMEX Asia, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2025 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

May 2025 Dollar Notes. In March 2015, CEMEX, S.A.B. de C.V. issued $750 million aggregate principal amount of its 6.125% Senior Secured Notes due 2025 (the “May 2025 Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX Concretos, New Sunward, CEMEX España, CEMEX Asia, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the May 2025 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

April 2026 Dollar Notes. On March 16, 2016, CEMEX, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of its 7.75% Senior Secured Notes due 2026 (the “April 2026 Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the April 2026 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

June 2024 Euro Notes. On June 14, 2016, CEMEX Finance issued €400 million aggregate principal amount of its 4.625% Senior Secured Notes due 2024 denominated in Euros (the “June 2024 Euro Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX Concretos, New Sunward, CEMEX España, CEMEX Asia, CEMEX Corp., Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance under the June 2024 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral. On September 8, 2020, CEMEX Finance LLC issued a notice of partial redemption with respect to €215 million aggregate principal amount of the June 2024 Euro Notes. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Partial Redemption of the June 2024 Euro Notes” for more information.

December 2024 Euro Notes. On December 5, 2017, CEMEX, S.A.B. de C.V. issued €650 million aggregate principal amount of its 2.750% Euro-denominated Senior Secured Notes due 2024 (the “December 2024 Euro Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the December 2024 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

March 2026 Euro Notes. On March 19, 2019, CEMEX, S.A.B. de C.V. issued €400 million aggregate principal amount of its 3.125% Euro-denominated Senior Secured Notes due 2026 (the “March 2026 Euro Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the March 2026 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

November 2029 Dollar Notes. On November 19, 2019, CEMEX, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of its 5.450% Senior Secured Notes due 2029 (the “November 2029 Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the November 2029 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

June 2027 Dollar Notes. On June 5, 2020, CEMEX, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of our June 2027 Dollar Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all of our obligations under the June 2027 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Issuance of June 2027 Dollar Notes.”

Convertible Notes

March 2020 Optional Convertible Subordinated Dollar Notes. During 2015, CEMEX, S.A.B. de C.V. issued in March 2015 and May 2015, respectively, a total of $521 million aggregate principal amount of its March 2020 Optional Convertible Subordinated Dollar Notes.

On March 13, 2020, CEMEX paid to the trustee of the March 2020 Optional Convertible Subordinated Dollar Notes the amount of $521 million as full settlement. As a result, on March 15, 2020, we informed the MSE that the March 2020 Optional Convertible Subordinated Dollar Notes matured, without conversion, in accordance with the indenture governing such notes, except for $2,000 aggregate principal amount of our May 2015 Convertible Notes which, as of March 15, 2020, was converted into 185 ADSs. See note 16.2 to our audited consolidated financial statements and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to our Indebtedness—Maturity of our March 2020 Optional Convertible Subordinated Dollar Notes” included in the 2019 Annual Report and note 15B to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein.

Commercial Commitments

On July 27, 2012, we entered into a Master Professional Services Agreement with IBM. This agreement provides the framework for the ordinary course of business-related services IBM provides to us on a global scale, including: information technology, application development and maintenance, finance and accounting outsourcing, human resources administration and contact-center services. The term of the agreement began on July 27, 2012 and will end on August 31, 2022, unless terminated earlier. Our minimum required payments to IBM under the agreement is $50 million per year. We have the right to negotiate a reduction of service fees every two years if, as a result of a third party’s benchmarking assessment, it is determined that IBM’s fees are greater than those charged by other providers for services of similar nature. We may terminate the agreement (or a portion of it) at our discretion and without cause at any time by providing at least six-months’ notice to IBM and paying termination charges consisting of IBM’s unrecovered investment and breakage and wind-down costs. In addition, we may terminate the agreement (or a portion of it) for cause without paying termination charges. Other termination rights may be available to us for a termination charge that varies depending on the reason for termination. IBM may terminate the agreement if we (i) fail to make payments when due or (ii) become bankrupt and do not pay in advance for the services.

On April 28, 2017, we completed the sale of the assets and activities related to the ready-mix concrete pumping business in Mexico to Cementos Españoles de Bombeo, S. de R.L., a Mexican subsidiary of Pumping Team S.L.L. (“Pumping Team”) specializing in the supply of ready-mix concrete pumping services, for an aggregate price of $88 million, which included the sale of fixed assets for $16 million, plus administrative and client and market development services, as well as the lease of facilities in Mexico that we will supply to Pumping Team over a period of ten years with the possibility to extend such term for three additional years, for an aggregate initial amount of $71 million, which are recognized each period as services are rendered. The agreement includes the possibility of a contingent revenue subject to results, productivity and term extension fees for up to $30 million, linked to annual metrics within the first five years of the agreement. In the three years of operation under the agreements from May 2017 to April 2020, we have paid an aggregate amount of Ps$91.7 million ($4.4 million, based on an exchange rate of Ps20.6149 to $1.00) related to this contingent revenue.

As of June 30, 2020, we did not depend on any single one of our suppliers of goods or services to conduct our business.

Contractual Obligations

As of December 31, 2019 and June 30, 2020, we had material contractual obligations as set forth in the table below.

	As of December 31, 2019	As of June 30, 2020
Obligations	Total	Less Than 1 year	1-3 Years	3-5 Years	More Than 5 Years	Total
	(in millions of Dollars)
Non-current debt	9,431	101	3,039	4,800	3,631	11,571
Leases(1)	1,726	256	391	205	324	1,176
Convertible notes(2)	520	—	—	—	—	—

Total debt and other financial obligations(3)	11,677	357	3,430	5,005	3,955	12,747
Interest payments on debt(4)	2,530	595	970	764	542	2,871
Pension plans and other benefits(5)	1,434	148	284	285	717	1,434
Acquisition of property, plant and equipment(6)	189	85	47	—	—	132
Purchases of raw material, fuel and energy(7)	2,824	438	579	520	1,002	2,539

Total contractual obligations	18,654	1,623	5,310	6,574	6,216	19,723

(1)

Represent nominal cash flows. As of June 30, 2020, the net present value of future payments under such leases was $917 million, of which, $407 million refers to payments from one to three years and $196 million refer to payments from three to five years.

(2)

As of December 31, 2019, refers to the liability components of the convertible notes described in note 16.2 to our audited consolidated financial statements in the 2019 Annual Report and assumes repayment at maturity and no conversion of such convertible notes.

(3)

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, we have replaced our non-current obligations for others of a similar nature.

(4)	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2019 and June 30, 2020.

(5)

Represents estimated annual payments under these benefits for the next 10 years (see note 18 to our audited consolidated financial statements in the 2019 Annual Report), including the estimate of new retirees during such future years.

(6)	Refers mainly to the expansion of a cement-production line in the Philippines.

(7)

Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments on the basis of an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include CEMEX’s commitments for the purchase of fuel.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results, and liquidity or capital resources.

Quantitative and Qualitative Market Disclosure

Our Derivative Financial Instruments

In the ordinary course of business, we are exposed to credit risk, interest rate risk, foreign exchange risk, equity risk, commodities risk and liquidity risk, considering the guidelines set forth by CEMEX, S.A.B. de C.V.’s board of directors, which represent our risk management framework and are supervised by several of our committees. Our management establishes specific policies that determine strategies focused on obtaining natural hedges or risk diversification to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which we incur our debt with those in which we generate our cash flows. As of December 31, 2018 and 2019, these strategies were sometimes complemented by the use of derivative financial instruments. See notes 16.4 and 16.5 to our audited consolidated financial statements included in the 2019 Annual Report.

During the reported periods, in compliance with the guidelines established by our Risk Management Committee, the restrictions set forth by our debt agreements and our hedging strategy, we held derivative instruments, with the objectives of, as the case may be: (a) changing the risk profile or fixing the price of fuels and electric energy; (b) foreign exchange hedging; (c) hedge of forecasted transactions; and (d) other corporate purposes. See note 16.4 to our audited consolidated financial statements included in the 2019 Annual Report and note 15C to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein.

As of December 31, 2019 and June 30, 2020, the notional amounts and fair values of our derivative instruments were as follows:

	At December 31, 2019		At June 30, 2020
(in millions of Dollars)	Notional Amount	Estimated Fair value	Notional Amount	Estimated Fair value	Maturity Date
Net investment hedge	1,154	(67)	614	76	August 2021
Interest Rate Swaps	1,000	(35)	1,000	(59)	June 2023
Equity forwards on third-party shares	74	1	72	5	March 2021
Foreign Exchange Forwards Contracts	—	—	186	8	April 2020
Fuel price hedging	96	1	170	(14)	December 2023

	2,324	(100)	2,042	16

Our Net Investment Hedge. As of December 31, 2019 and June 30, 2020, we held Dollar/Mexican Peso foreign exchange forward contracts under a program that started in February 2017 for up to $1,250 million, where Mexican Pesos are sold and bought forward Dollars with tenors of up to 24 months. During the first quarter of 2020 and as a result of the scheduled maturity of transactions, as well as the adjustments made, the notional and the tenor of the program have decreased. For accounting purposes under IFRS, we have designated this program as a hedge of our net investment in Mexican Pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the six-month periods ended June 30, 2019 and 2020, these contracts generated losses of $66 million and gains of $159 million, respectively, which partially offset currency translation results in each year recognized in equity generated from our net assets denominated in Mexican Pesos due to appreciation and the depreciation of the Mexican Peso in 2019 and 2020, respectively.

Foreign Exchange Forward Contracts. As of June 30, 2020, we held British Pound/Euro foreign exchange forward contracts maturing in July 30, 2020, in which British Pounds are sold and Euros are bought, negotiated as a result of the sale of certain assets in the United Kingdom while we intend to use these proceeds in Euros, for a notional amount of $186 million. For the six-month period ended June 30, 2020, the aggregate results of these instruments, including the effects resulting from positions entered and settled, generated gains of $10 million, recognized within Financial income and other items, net in the income statement. We settled such derivatives on August 5, 2020, and paid £150 million for an exchange of €165 million. See note 20 to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein.

Our Equity Forward Contracts on Third-Party Shares. As of December 31, 2019 and June 30, 2020, we maintained equity forward contracts with cash settlement in March 2021, respectively, over the price of 19.4 million shares of Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”) in 2019, and 13.6 million shares of GCC in June 2020, in connection with our sale of GCC shares in September 2017. During the year ended December 31, 2019 and the six-month period ended June 30, 2020, we early settled a portion of these contracts for 6.9 million shares and 0.3 million shares, respectively. Changes in the fair value of these instruments and early settlement effects generated gains of $6 million in the six-month period ended June 30, 2019, and losses of $17 million in the six-month period ended June 30, 2020 recognized within Financial income and other items, net in the income statement.

Our Interest Rate Swaps. As of December 31, 2019 and June 30, 2020, CEMEX held interest rate swaps for a notional amount of $1.0 billion, the fair value of which represented a liability of $35 million and $59 million, respectively, negotiated in June 2018 to fix interest payments of existing bank loans bearing floating rates. The contracts mature in June 2023. For accounting purposes under IFRS, we designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as the interest expense of the related bank loans is accrued. For the six-month periods ended in 2019 and 2020, changes in fair value of these contracts generated losses of $29 million and losses of $34 million, respectively, recognized in other comprehensive income.

As of June 30, 2019, we had an interest rate swap associated with an agreement entered into by us for the acquisition of electric energy in Mexico, the fair value of which represented an asset of $12 million. Changes in the fair value of this interest rate swap generated, for the six-month period ended June 30, 2019, gains of $2 million recognized within “Financial income and other items, net” in the income statement. During November 2019, we unwound and settled this interest rate swap.

Our Fuel Price Hedging Derivatives. As of December 31, 2019 and June 30, 2020, we maintained forward and option contracts negotiated to hedge the price of certain fuels, including diesel, and gas, as solid fuel, in several operations for aggregate notional amounts of $96 million and $170 million, respectively, with an estimated aggregate fair value representing assets of $1 million in 2019 and liabilities of $14 million in 2020. By means of these contracts, for our own consumption only, we fixed the price of these fuels over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel and gas consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the six-month periods ended June 30, 2019 and 2020, changes in fair value of these contracts recognized in other comprehensive income represented gains of $13 million and losses of $14 million, respectively.

With respect to our existing financial derivatives, we may incur net losses and be subject to margin calls that will require cash. Likewise, if we enter into new derivative financial instruments, we may incur net losses and be subject to margin calls. The cash required to cover the margin calls may be substantial and may reduce the funds available to us for our operations or other capital needs.

As with any derivative financial instrument, we assume the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us. Before entering into any derivative financial instrument, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we cannot assure that risk of non-compliance with the obligations agreed to with such counterparties is minimal. See notes 16.4 and 16.5 to our audited consolidated financial statements included in the 2019 Annual Report.

The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate non-current foreign currency-denominated debt as of June 30, 2020. Average floating interest rates are calculated based on forward rates in the yield curve as of June 30, 2020. Future cash flows represent contractual principal payments. The fair value of our floating rate non-current debt is determined by discounting future cash flows using borrowing rates available to us as of June 30, 2020 and is summarized as follows:

	Expected Maturity Dates as of June 30, 2020
Non-Current Debt(1)	2020	2021	2022	2023	After 2024	Total	Fair Value
	(In millions of Dollars, except percentages)
Variable rate	$49	$665	$2,322	$607	$526	$4,169	$4,131
Average interest rate	3.23%	3.89%	3.53%	4.01%	3.93%
Fixed rate	$1	$1	$40	$54	$7,249	$7,345	$7,206
Average interest rate	6.86%	5.62%	5.62%	5.62%	5.76%

(1)

The information above includes the current maturities of the non-current debt. Total non-current debt as of June 30, 2020 does not include our other financial obligations and the Perpetual Debentures for an aggregate amount of $443 million issued by consolidated entities. See note 18B to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein.

As of June 30, 2020, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of June 30, 2019, 34.82% of our foreign currency-denominated non-current debt bore floating rates at a weighted average interest rate of LIBOR plus 238 basis points. As of June 30, 2020, 28.72% of our foreign currency-denominated non-current debt bore floating rates at a weighted average interest rate of LIBOR plus 263 basis points. As of June 30, 2019 and 2020, if interest rates at that date had been 0.5% higher, with all other variables held constant, our net income for the six-month periods ended June 30, 2019 and 2020 would have been reduced by $9 million and $10 million, respectively, as a result of higher interest expense on variable-rate debt. However, this analysis does not include the interest rate swaps held by us during the six-month periods ended June 30, 2019 and 2020. See notes 15A and 15C to our unaudited condensed consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six-month periods ended June 30, 2020 and 2019 included herein.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations between the Dollar and the other currencies in which we operate. For the six-month period ended June 30, 2020, 20% of our revenues, before eliminations resulting from consolidation, were generated in Mexico, 31% in the U.S., 5% in the United Kingdom, 5% in France, 3% in Germany, 2% in Spain, 3% in Philippines, 5% in Israel, 7% in the Rest of Europe, Middle East, Africa and Asia, 3% in Colombia, 1% in Panama, 2% in Caribbean TCL, 2% in the Dominican Republic, 4% in the Rest of the SCA&C region and 7% from our Other operations.

As of June 30, 2020, 71% of our total debt plus other financial obligations was Dollar-denominated, 20% was Euro-denominated, 4% was Pound Sterling-denominated, 2% was Philippine Peso-denominated and immaterial amounts were denominated in other currencies, which does not include $443 million of Perpetual Debentures. Therefore, we had a foreign currency exposure arising from the debt plus other financial obligations denominated in Dollars and the debt and other financial obligations denominated in Euros versus the currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in Dollars and Euros from our operations to service these obligations. As of June 30, 2019, and 2020, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk.

Equity Risk. Equity risk represents the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX, S.A.B. de C.V.’s and/or a third party’s shares. As described above, we have entered into equity forward contracts on GCC shares. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in price of the underlying share.

As of June 30, 2019 and 2020, the potential change in the fair value of our forward contracts in GCC shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of GCC shares in Dollars, with all other variables held constant, our net income for the six-month period ended 2020 and 2019 would have been reduced by $5.7 million and $10.7 million, respectively, as a result of additional negative changes in fair value associated with these forward contracts. A 10% hypothetical increase in the price of GCC shares during such period would have generated approximately the opposite effect.

Liquidity Risk. Liquidity risk represents the risk that we will not have sufficient funds available to meet our obligations. In addition to cash flows provided by our operating activities, in order to meet our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, we rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. We are exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, any one of which may materially affect our results and reduce cash from operations. As of June 30, 2020, we had fully drawn our revolving credit facility tranche under the 2017 Credit Agreement. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” included in the 2019 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on the impact of COVID-19 on our debt and cash levels.

As of June 30, 2020, current assets exceeded current liabilities, which included $1,277 million of current maturities of debt and other financial obligations, by $1,462 million. For the six-month period ended June 30, 2020, we generated net cash flows provided by operating activities from continuing operations of $151 million, after payments of interest and income taxes. Our management believes that we will generate sufficient cash flows from operations in the following twelve months to meet our needs of cash. In addition, as of June 30, 2020, CEMEX had drawn down the full amount available under the committed revolving credit tranche under the 2017 Facilities Agreement and had $463 million available under other uncommitted lines of credit. We expect that this, in addition to our proven capacity to continually refinance and replace current obligations, will enable us to meet any liquidity risk in the short term.

See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The recent COVID-19 outbreak could materially adversely affect our financial condition and results of operations” and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” in the 2019 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on our liquidity position and on risks to our business mainly caused by the COVID-19 pandemic.

Investments and Acquisitions

The transactions described below represent our principal investments, acquisitions and divestitures completed during the six-month period ended June 30, 2020.

•

On January 29, 2020, CHP, the holding company of our main operations in the Philippines, announced the results of its stock rights offering (“SRO”) pursuant to which 8,293,831,169 common shares of CHP were issued and listed on the Philippine Stock Exchange on March 4, 2020. As of December 31, 2019, CEMEX España indirectly held 66.78% of CHP’s common shares. After giving effect to the SRO, CEMEX España’s indirect ownership of CHP’s common shares increased to 75.66%.

•

From March 10, 2020 to March 24, 2020, under the 2019 repurchase program authorized at CEMEX, S.A.B. de C.V.’s ordinary general shareholders meeting held on March 28, 2019, CEMEX, S.A.B. de C.V. repurchased 378.2 million CPOs, which represented 2.5% of CEMEX, S.A.B. de C.V.’s outstanding share capital as of December 31, 2019, at a weighted-average price of 5.01 Pesos per CPO, which was equivalent to an amount $83.2 million, excluding value-added tax. CEMEX, S.A.B. de C.V. did not repurchase any other CPOs between January 1, 2020 and March 10, 2020 and has not repurchased any additional CPOs since March 24, 2020. See “Recent Developments—Recent Developments Relating to Our Shareholders’ Meeting” included in the 2019 Annual Report and “Recent Developments—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement” for more information regarding our restrictions regarding the repurchase of shares.

Divestitures

•

On January 8, 2020, we reached an agreement for the sale of certain assets in the United Kingdom to Breedon for an amount of £178 million, including £23 million of debt. The assets held for sale as of December 31, 2019 consist of 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of our paving solutions business in the United Kingdom and certain other inactive sites of ours in the United Kingdom. If the divestiture is completed, we will retain significant operations in the United Kingdom related to, among other things, the production and sale of cement, ready-mix concrete, aggregates, asphalt and paving solutions. As of December 31, 2019 and June 30, 2020, the assets and liabilities associated with this transaction in the United Kingdom are presented in the statement of financial position within the line items of “assets held for sale and liabilities directly related to assets held for sale,” including a proportional allocation of goodwill of $47 million, and “Liabilities directly related to assets held for sale,” respectively. For purposes of the income statements for the years ended December 31, 2017, 2018 and 2019, the operations related to this divestiture are presented net of tax in the single line item “Discontinued operations.” On January 20, 2020, the United Kingdom Competition and Markets Authority (the “CMA”) imposed an initial enforcement order on Breedon, Southern Limited and Cemex Investments Limited in relation to this proposed acquisition by Breedon. The initial enforcement order requires both companies to operate separately while the CMA reviews the transaction. See “Recent Developments— Recent Developments Relating to Our Asset Divestiture Plans” for a description of the closing of this transaction.

•

On March 6, 2020, we successfully closed our divestiture in the U.S. announced on November 26, 2019, pursuant to which our U.S. affiliate Kosmos, a partnership with a subsidiary of BUZZI Unicem S.p.A. in which CEMEX held a 75% interest, entered into a binding agreement for the sale of certain assets to Eagle Materials for $665 million. The share of proceeds to us from this transaction was $499 million, minus transaction costs. The assets that were divested consisted of the Kosmos cement plant in Louisville, Kentucky, USA, as well as related assets which included seven distribution terminals and raw material reserves.

OUR CORPORATE STRUCTURE AS OF JUNE 30, 2020

CEMEX, S.A.B. de C.V. is an operating and a holding company that, in general, operates its business through subsidiaries which, in turn, hold interests in CEMEX’s cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes CEMEX’s corporate structure as of June 30, 2020, as well as certain developments after June 30, 2020. The chart also shows for each company, unless otherwise indicated, CEMEX’s approximate direct or indirect, or consolidated, percentage equity ownership or economic interest, or percentage of shares in certain subsidiaries that are part of the Collateral. The chart has been simplified to show only some of CEMEX’s major holding companies and/or operating companies in most of the main countries in which CEMEX operates, and/or relevant companies in which CEMEX holds a significant direct or indirect interest, and does not include all of CEMEX’s operating subsidiaries and its intermediate holding companies.

CEMEX'S Corporate Structure

as of June 30, 2020

CEMEX, S.A.B. DE C.V. (Mexico)
CEMEX Innovation Holding Ltd. (Switzerland) 100% (1)(4)
CEMEX Operaciones México, S.A. de C.V. (Mexico) 100% (1)(2)
CxNetworks N.V. (Netherlands) 100% (3)
New Sunward Holding Financial Ventures B.V. (Netherlands) 100%
CEMEX Ventures B.V. (Netherlands) 100%
New Sunward Holding B.V. (Netherlands) 100% (4)(5)(20)
CEMEX España, S.A. (Spain) 99.9% (6) (7)
CEMEX France Gestion (S.A.S.) (France) 100% (8)
CEMEX UK (United Kingdom) 100% (8)
Assiut Cement Company (Egypt) 95.8% (8)
RMC Holdings B.V. (Netherlands) 100% (8) (9)
CEMEX Corp. (United States) 100%
CEMEX de Puerto Rico, Inc. (Puerto Rico) 100% (8)
CEMEX Jamaica Limited (Jamaica) 100% (8)
CEMEX Deutschland AG (Germany) 100%
CEMEX, Inc. (United States) 100%
CEMEX Dominicana, S.A. (Dominican Republic) 100% (8)
CEMEX Latam Holdings, S.A. (Spain) 73.16% (8) (12)
CEMEX España Operaciones, S.L.U. (Spain) 100% (8)
CEMEX Holdings (Israel) Limited (Israel) 100%
CEMEX Materials, LLC. (United States) 100%
Cemento Bayano, S.A. (Panama) 99.5% (14)
CEMEX Haití (Haiti) 90% (8)
GUATEMALA (Guatemala) 100% (15)
UAE (United Arab Emirates) 49% (10)
CEMEX Investments Limited (United Kingdom) 100%
CEMEX Polska sp. Z.o.o (Poland) 100% (8)
CEMEX El Salvador, S.A. (El Salvador) 100% (13)
CEMEX UK Operations Limited (United Kingdom) 100%
CEMEX Czech Republic, s.r.o. (Czech Rep.) 100% (8)
CEMEX Colombia S.A. (Colombia) 97.7% (16)
CEMEX Hrvatska d.d. (Croatia) 100%
CEMEX (Costa Rica), S.A. (Costa Rica) 99.2% (17)
Solid Cement Corporation (Philippines) 100% (11)
CEMEX Holdings Philippines, Inc. (Philippines) 75.93% (8)
CEMEX Nicaragua, S.A. (Nicaragua) 100% (18)
APO Cement Corporation (Philippines) 100% (11)
Trinidad Cement Limited (Trinidad and Tobago) 69.83% (8)
Caribbean Cement Company Limited (Jamaica) 79.04% (19)
Arawak Cement Company Limited (Barbados) 100%

(1)	Includes CEMEX’s direct or indirect, or consolidated, interest.

(2)	Includes a 99.99% interest pledged or transferred to a security trust as part of the Collateral.

(3)	CxNetworks N.V. is the holding company of the global business and IT consulting entities, including Neoris N.V.

(4)	Includes a 100% interest pledged or transferred to a security trust as part of the Collateral.

(5)	Includes Cemex Operaciones México’s 54.54% interest and Cemex Innovation Holding Ltd.’s (“CIH”) 45.46% interest. CEMEX, S.A.B. de C.V. indirectly holds 100% of Cemex Operaciones México and CIH.

(6)	Includes New Sunward and CEMEX, S.A.B. de C.V.’s interest, and shares held in CEMEX España’s treasury.

(7)	Includes a 99.63% interest pledged or transferred to a security trust as part of the Collateral.

(8)	Includes CEMEX España’s direct or indirect, or consolidated, interest.

(9)	Includes CEMEX France’s 94.75% interest and CEMEX UK Operations Ltd.’s 5.25% interest.

(10)

Represents CEMEX España’s indirect economic interest in three companies incorporated in the UAE, CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC. CEMEX España indirectly owns a 49% equity interest in each of these companies, and CEMEX España indirectly holds the remaining 51% of the economic benefits through agreements with other shareholders.

(11)	Represents CHP’s direct and indirect equity interest.

(12)	Represents outstanding shares of CLH capital stock and excludes treasury stock.

(13)	Represents CLH’s indirect interest.

(14)	Represents CLH’s 99.483% indirect interest in ordinary shares, and excludes: (i) a 0.516% interest held in Cemento Bayano, S.A.’s treasury and (ii) a 0.001% interest held by third parties.

(15)

Represents CLH’s direct and indirect interest in four companies incorporated in Guatemala, CEMEX Guatemala, S.A., Global Concrete, S.A., Gestión Integral de Proyectos, S.A. and Cementos de Centroamérica, S.A.

(16)	Represents CLH’s 97.70% consolidated (direct and indirect) interest in ordinary shares and 98.94% direct interest in preferred shares.

(17)	Represents CEMEX Colombia S.A.’s (CEMEX Colombia) indirect interest.

(18)	Includes CEMEX (Costa Rica), S.A.’s 98% interest and CEMEX Colombia’s 2% indirect interest.

(19)	Includes Trinidad Cement Limited’s direct and indirect 74.08% interest and CEMEX, S.A.B. de C.V.’s indirect 4.96% interest.

(20)

New Sunward Holding B.V. is expected to be merged into CEMEX España, with CEMEX España being the surviving company, before December 31, 2020. See “Recent Developments—Other Recent Developments—Merger of New Sunward with and into CEMEX España.”

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Income Statements

(Millions of U.S. Dollars, except for earnings per share)

	(Unaudited) For the six-month periods ended June 30,
	Note	2020	2019
Revenues		$5,997	6,495
Cost of sales		(4,099)	(4,382)

Gross profit		1,898	2,113
Operating expenses	5	(1,359)	(1,456)

Operating earnings before other expenses, net		539	657
Other expenses, net	6	(112)	(87)

Operating earnings		427	570
Financial expense	7A	(351)	(359)
Financial income and other items, net	7B	31	(26)
Share of profit of equity accounted investees		14	11

Earnings before income tax		121	196
Income tax	17A	(90)	(115)

Net income from continuing operations		31	81
Discontinued operations	4A	(25)	137

CONSOLIDATED NET INCOME		6	218
Non-controlling interest net income	18B	8	25

CONTROLLING INTEREST NET INCOME (LOSS)		$(2)	193

Basic earnings per share		$—	0.0042
Basic earnings per share from continuing operations		$0.0005	0.0012
Diluted earnings per share		$—	0.0042
Diluted earnings per share from continuing operations		$0.0005	0.0012

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Millions of U.S. Dollars)

		(Unaudited) For the six-month periods ended June 30,
	Note	2020	2019
CONSOLIDATED NET INCOME		$6	218
Items that will not be reclassified subsequently to the income statement
Effects from strategic equity investments		—	(2)

Total items that will not be reclassified subsequently to the income statement		—	(2)
Items that are or may be reclassified subsequently to the income statement
Effects from derivative financial instruments designated as cash flow hedges, net	15C	111	(83)
Currency translation results of foreign subsidiaries, net		(608)	(12)
Income tax recognized directly in other comprehensive income (loss)		(36)	27

Total items that are or may be reclassified subsequently to the income statement		(533)	(68)

Total items of other comprehensive loss, net		(533)	(70)

TOTAL COMPREHENSIVE INCOME (LOSS)		(527)	148
Non-controlling interest comprehensive loss		(78)	(29)

CONTROLLING INTEREST COMPREHENSIVE INCOME (LOSS)		$(449)	177

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

(Millions of U.S. Dollars)

	(Unaudited)
		As of
	Note	June 30, 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	$2,832	788
Trade accounts receivable	9	1,551	1,521
Other accounts receivable		314	325
Inventories	10	929	989
Assets held for sale	4A	356	839
Other current assets	11	143	117

Total current assets		6,125	4,579

NON-CURRENT ASSETS
Equity accounted investees	12	469	481
Other investments and non-current accounts receivable		222	236
Property, machinery and equipment, net and assets for the right-of-use, net	13	11,106	11,850
Goodwill and intangible assets, net	14	11,435	11,590
Deferred income taxes		603	627

Total non-current assets		23,835	24,784

TOTAL ASSETS		$29,960	29,363

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current debt	15A	$457	62
Other current financial obligations	15B	820	1,381
Trade accounts payable		2,072	2,526
Income tax payable		215	219
Other current liabilities	16	1,079	1,184
Liabilities directly related to assets held for sale	4A	20	37

Total current liabilities		4,663	5,409

NON-CURRENT LIABILITIES
Non-current debt	15A	11,413	9,303
Other non-current financial obligations	15B	975	1,044
Employee benefits		1,032	1,138
Deferred income taxes		755	720
Other non-current liabilities		905	925

Total non-current liabilities		15,080	13,130

TOTAL LIABILITIES		19,743	18,539

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	18A	10,383	10,424
Other equity reserves		(3,210)	(2,724)
Retained earnings		1,619	1,621

Total controlling interest		8,792	9,321
Non-controlling interest and perpetual debentures	18B	1,425	1,503

TOTAL STOCKHOLDERS’ EQUITY		10,217	10,824

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$29,960	29,363

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Millions of U.S. Dollars)

		(Unaudited) For the six-month periods ended June 30,
	Note	2020	2019
OPERATING ACTIVITIES
Consolidated net income		$6	218
Discontinued operations		25	(137)

Net income from continuing operations		$31	81
Non-cash items:
Depreciation and amortization of assets		549	513
Impairment losses		9	7
Share of profit of equity accounted investees		(14)	(11)
Results on sale of subsidiaries, other disposal groups and others		(8)	(18)
Financial income and other items, net		320	385
Income taxes	17	90	115
Changes in working capital, excluding income taxes		(427)	(476)

Net cash flow provided by operating activities from continuing operations before financial expense, coupons on perpetual debentures and income tax		550	596

Financial expense and coupons on perpetual debentures paid	18B	(336)	(320)
Income taxes paid		(63)	(108)

Net cash flow provided by operating activities from continuing operations		151	168
Net cash flow provided by operating activities from discontinued operations		13	26

Net cash flows provided by operating activities		164	194

INVESTING ACTIVITIES
Property, machinery and equipment, net	13	(210)	(175)
Disposal and acquisition of subsidiaries and other disposal groups, net		433	489
Intangible assets		(27)	(63)
Non-current assets and others, net		43	(5)

Net cash flows provided by investing activities from continuing operations		239	246

FINANCING ACTIVITIES
Derivative financial instruments	15C	(13)	(34)
Proceeds from (repayments of) debt, net	15A	2,508	(82)
Other financial obligations, net	15B	(606)	(117)
Share repurchase program		(83)	–
Securitization of trade receivables	9	(97)	23
Dividends paid	18A	–	(75)
Non-current liabilities, net		(72)	(67)

Net cash flows provided by (used in) financing activities from continuing operations		1,637	(352)

Increase in cash and cash equivalents of continuing operations		2,027	62
Increase in cash and cash equivalents of discontinued operations		13	26
Cash conversion effect, net		4	(93)
Cash and cash equivalents at beginning of period		788	309
CASH AND CASH EQUIVALENTS AT END OF PERIOD	8	$2,832	304

Changes in working capital, excluding income taxes:
Trade receivables		$(92)	(217)
Other accounts receivable and other assets		16	15
Inventories		13	(4)
Trade payables		(329)	(198)
Other accounts payable and accrued expenses		(35)	(72)
Changes in working capital, excluding income taxes		$(427)	(476)

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Stockholders’ Equity

(Millions of U.S. Dollars)

	Note	Common stock	Additional paid-in capital	Other equity reserves	Retained Earnings	Total controlling interest	Non-controlling interest	Total stockholders’ equity
Balances at December 31, 2018		$318	10,013	(2,472)	1,622	9,481	1,572	11,053
Effects from adoption of IFRIC 23		—	—	—	6	6	—	6

Balances at January 1, 2019		318	10,013	(2,472)	1,628	9,487	1,572	11,059
Net income for the period		—	—	—	193	193	25	218
Other comprehensive loss for the period		—	—	(16)	—	(16)	(54)	(70)

Total comprehensive income (loss) for the period		—	—	(16)	193	177	(29)	148
Own shares purchased under share repurchase program	18A	—	(75)	75	—	—	—	—
Dividends	18A	—	—	—	(150)	(150)	—	(150)
Share-based compensation		—	17	1	—	18	—	18
Coupons paid on perpetual debentures	18B	—	—	(15)	—	(15)	—	(15)

Balances at June 30, 2019		$318	9,955	(2,427)	1,671	9,517	1,543	11,060

Balances at December 31, 2019		318	10,106	(2,724)	1,621	9,321	1,503	10,824
Net income (loss) for the period		—	—	—	(2)	(2)	8	6
Other comprehensive loss for the period		—	—	(447)	—	(447)	(86)	(533)

Total comprehensive loss for the period		—	—	(447)	(2)	(449)	(78)	(527)
Own shares purchased under share repurchase program	18A	—	(50)	(33)	—	(83)	—	(83)
Share-based compensation		—	9	7	—	16	—	16
Coupons paid on perpetual debentures	18B	—	—	(13)	—	(13)	—	(13)

Balances at June 30, 2020		$318	10,065	(3,210)	1,619	8,792	1,425	10,217

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

1)	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., founded in 1906, is a public stock corporation with variable capital (Sociedad Anónima Bursatil de Capital Variable or S.A.B. de C.V. for its acronym in Spanish) organized under the laws of the United Mexican States, or Mexico, holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. In addition, in order to facilitate the acquisition of financing and to run its operations in Mexico more efficiently, CEMEX, S.A.B. de C.V. carries out all businesses and operational activities of the cement, ready-mix concrete and aggregates sectors in Mexico.

The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) under the symbol “CEMEXCPO.” Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the condensed consolidated financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries.

2)	RELEVANT EVENT DURING THE PERIOD AND AS OF THE ISSUANCE DATE OF THE FINANCIAL STATEMENTS

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared a pandemic the outbreak of the novel spread of the Coronavirus SARS-CoV-2 that produces the disease called COVID-19 (the “COVID-19 Pandemic”). As a result, most governments in the countries where the Company operates took and are taking restrictive measures to contain the spread of such pandemic, which remained in effect from the first week of March and, in some operations, until the end of June 2020, with certain restrictions still in effect during the months of July and August. This situation have resulted in the following implications for the Company’s business units: (i) temporary restrictions on, or suspended access to, or shutdown, or suspension or the halt of, its manufacturing facilities, personnel shortages, production slowdowns or stoppages and disruptions in the delivery systems; (ii) disruptions or delays in the supply chains, including shortages of materials, products and services on which the Company and its businesses depend; (iii) reduced availability of land and sea transport, including labor shortages, logistics constraints and increased border controls or closures; (iv) increased cost of materials, products and services on which the Company and its businesses depend; (v) reduced investor confidence and consumer spending in the countries where the Company operates; as well as (vi) a general slowdown in economic activity, including construction, and a decrease in demand for the Company’s products and services and industry demand generally. During this period in which the Company obtained significant liquidity by contracting long-term debt in the financial markets as well as certain current debt with commercial banks, there were no significant restrictions on access to financing from the commercial banks and financial markets; however, this situation could change eventually and may result in inability to, if required, to further refinance the Company’s existing indebtedness in desired conditions, if financing is available at all.

During the six-month period ended June 30, 2020, the aforementioned implications negatively affected CEMEX’s financial situation and results of operations. During such period, consolidated revenues decreased by 8% against the same period of the previous year, caused by several factors such as the reduction in sales volumes derived from the confinement measures and suspension of operations, as well as by the devaluation of several currencies during the period against the U.S. dollar and the intensification of competitive dynamics in some countries, among others. This reduction in revenues was partially offset by a reduction in operating costs and expenses which, before depreciation and amortization, decreased by 7% during the six months ended June 30, 2020 compared to the same period of the previous year, as a result of the reduction of operations and the strict control of expenditures. During the same period in 2020, the Company’s Operating EBITDA (operating earnings before other expenses, net, plus depreciation and amortization expenses) decreased by 7% compared to the same period of the previous year. Notwithstanding that, seeking an economic recovery, the lockdown measures have been gradually lifted in most of the countries where CEMEX operates, as mentioned below, infections in several countries have increased and there is significant uncertainty that if the situation of infections worsen, the lockdown measures could return or be reinforced in the future and with those the aforementioned implications and negative effects, which could deepen the material adverse effect on CEMEX’s financial situation and results of operations. The degree to which the COVID-19 Pandemic continues to affect the Company’s financial situation and results of operations will depend on future developments, which are highly uncertain, including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken by local governments to contain the COVID-19 virus or ease its effects, and how quickly and to which extent normal economic and operating conditions will recover, within a new normality with limited activities, as long as there are no globally accessible medicines or treatments against the virus.

From the beginning of the COVID-19 Pandemic, CEMEX implemented, and has continued to implement strict hygiene guidelines in all its operations and modified its manufacturing, selling and distributions processes to implement physical distancing for employees, and reduce the possibility of contagion. CEMEX’s operations have begun to be affected to different degrees. As of the date hereof, according to and in compliance with the quarantine measures enacted and implemented by the local governments, certain CEMEX’s cement, ready-mix concrete and aggregates operating facilities in different parts of the world have been operating with reduced volumes and, in some cases, have temporarily halted operations due to the effects of the COVID-19 Pandemic.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

COVID-19 Pandemic – continued

CEMEX most important segments are, or have been, affected as follows:

•

In Mexico, CEMEX is operating in accordance with technical guidelines set by the Mexican government. CEMEX had initially, announced that the Company would temporarily halt all production and certain related activities in Mexico until April 30, 2020, in accordance with a decree (the “Mexico COVID-19 Decree”) issued by the Health Ministry in Mexico in response to COVID-19 Pandemic. However, on April 7, 2020, relying on technical guidelines to the Mexico COVID-19 Decree issued by the Health Ministry of Mexico in the Official Mexican Gazette, CEMEX announced that the Company would be permitted to resume production and related activities in Mexico to support the development of sectors designated as essential by the Mexican government during the COVID-19 Pandemic. In addition, in accordance with publications issued on May 14, 2020 in the Official Mexican Gazette regarding the reopening of social, educational and economic activities, companies dedicated to construction and mining industry activities are able to resume operations as long they comply with the applicable health and safety protocols and guidelines established by the government, as these will be considered essential activities during the current COVID-19 health emergency in Mexico. No additional official decrees have been issued requiring the construction industry in Mexico to halt all or part of its operations; however, if issued, CEMEX will analyze the possible impact that this may represent to the Company.

•

In most of CEMEX’s South America, Central America and Caribbean region, the Company’s operations have been temporarily affected. As a result of different regulations, CEMEX’s operations in Trinidad and Tobago, Barbados and Panama, had been temporarily halted in most of its operations. Furthermore, in Colombia, CEMEX temporarily halted production and related activities on March 25, 2020. However, pursuant to a subsequent nationwide decree on April 8, 2020, CEMEX partially resumed certain operations that were deemed essential to attend to the COVID-19 pandemic in Colombia from April 13 to April 27, 2020, after which time our full operations in Colombia were resumed. Moreover, on May 14, 2020, our operations in Trinidad and Tobago and Barbados received the approval from the governments, to resume all operations in those countries. Although recently the government of Trinidad and Tobago imposed new lockdown restrictions, at this time, the construction industry is not included in these recent restrictions. In compliance with the dispositions issued on September 4, 2020, by the government of Panama, CEMEX expects to resume all the operations in Panama on September 14, 2020. CEMEX has also adopted certain preventive measures with respect to its operations in Guatemala and the Dominican Republic, resulting in reduced activity and, in turn, production, in these countries.

•

In Europe, Middle East, Africa and Asia region, CEMEX’s main effects have been experienced in Spain, the Philippines and the United Arab Emirates, where its operations are running on a limited basis or have been temporarily halted. However, CEMEX’s operations in EMEAA have resumed. Other countries have experienced negative effect on the market side, with drops in demand resulting in some temporary site closures.

•	In the United States, except for a few ready-mix concrete plants in the San Francisco area that were temporarily shut down, all sites that were operational before the COVID-19 pandemic are active.

The International Monetary Fund recently published its World Economic Outlook report, which stated that as a result of the COVID-19 Pandemic and its effects on supply chains, global trade, mobility of persons, business continuity, lower demand for goods and services and oil prices, have significantly increased the risk of a deep global recession and projects the global economy to contract sharply. Even though some governments and central banks have implemented monetary and fiscal policies to curb the potential adverse effects on economies and financial markets, these measures may vary by country and may not be enough to deter material adverse economic and financial effects. In addition, given that the pandemic is still developing across the globe and many countries have yet to bring it under control, the risk of a deep global recession in the remainder of 2020 that could last beyond 2020 is non-negligible. The Company expects that the construction activity across most of the markets in which it operates will be adversely affected for a few months, once that restrictive measures would be lifted, before returning to pre-COVID-19 Pandemic levels.

The consequences resulting from the COVID-19 Pandemic have started to considerably affect the Company in certain countries. CEMEX considers that, as the effects and duration of such pandemic may extend, there could be significant adverse effects in the future mainly in connection with: (i) impairment of long-lived assets including goodwill; (ii) foreign exchange losses related to CEMEX’s obligations denominated in foreign currency; (iii) increases in estimated credit losses on trade accounts receivable; and (iv) further disruption in supply chains. Considering the global negative economic effects of the COVID-19 Pandemic that initiated early in March 2020, several regulators, including the U.S. SEC and the European Securities and Markets Authority (“ESMA”), have issued guidelines reminding companies that any such negative effects may be considered as impairment indicators which would trigger the need for interim impairment tests.

In this respect, as of June 30, 2020, in such an early stage of the pandemic, the Company concluded there were no impairment indicators. Nonetheless, during the third quarter of 2020, considering the deterioration of certain impairment indicators as well as a reduction of the expected medium and long term growth in certain markets, CEMEX initiated an impairment test of goodwill in the countries in which it operates that either holds significant balances or have been most affected by the COVID-19 Pandemic, using the best information available to CEMEX, including updated discount rates, long-term growth rates, and revised cash flow projections for those countries falling within the aforementioned criteria. In addition, the Company is performing a global analysis of its idle assets that the COVID-19 Pandemic may have affected and delayed or canceled their startup plans for the foreseeable future and that may now require an impairment analysis.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

COVID-19 Pandemic – continued

In light of the Company’s analysis of goodwill and idle assets previously mentioned and considering the developments to date, the Company’s management considers that there is both a high risk and a possibility to have a significant combined impairment charge from idle assets and goodwill. CEMEX expects to conclude this analysis during October 2020, in time for any required adjustment being recognized in the Company’s financial statements as of September 30, 2020, that will be published at the end of October 2020.

CEMEX also has identified several cost-savings and cash enhancing initiatives for year 2020. Among other things, CEMEX intends to suspend, reduce or delay certain planned (i) capital expenditures; (ii) budgeted operating expenses in line with the evolution of demand per market in which CEMEX operates, (iii) production and, where required, inventory levels in all of CEMEX’s markets in line with lower demand conditions; and (iv) corporate and global network activities that detract from the Company’s business focus on managing the crisis and their respective operations. In addition, CEMEX is suspending its share repurchase program for the remainder of the year and, as previously informed, CEMEX, S.A.B. de C.V. will not be paying dividends during 2020. The Company projects it will generate sufficient cash flows from operations in 2020 which, will enable the Company to meet its current obligations.

Moreover, CEMEX took the following temporary measures, starting May 1st, 2020 and for a 90-day period and subject to all applicable laws and regulations, CEMEX, S.A.B. de C.V.’s Chairman of the Board of Directors, Chief Executive Officer and the members of our Executive Committee have agreed to forgo 25% of their salaries; the members of the Board of Directors of CEMEX, S.A.B. de C.V. have agreed to forgo 25% of their remuneration (including with respect to the meetings that took place in April 2020). In addition, CEMEX has asked certain senior executives to voluntarily forgo 15% of their monthly salaries also during May, June and July 2020. Finally, CEMEX has asked other salaried employees to voluntarily defer 10% of their monthly salary during the same three-month period, the deferred amount will be paid in full during December 2020; and for hourly employees, where applicable, CEMEX will work to mitigate the effects on jobs derived from any operational shutdowns due to demand contraction or government measures as a consequence of the COVID-19 Pandemic and economic crisis.

3)	SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”). Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of CEMEX since the last annual consolidated financial statements as of and for the year ended December 31, 2019.

The accompanying condensed consolidated statement of financial position as of June 30, 2020, as well as the related condensed consolidated income statements, the condensed consolidated statements of comprehensive income (loss), the condensed consolidated statements of cash flows and the condensed consolidated statements of changes in stockholders’ equity for the six-month periods ended June 30, 2020 and 2019 and their related disclosures included in these notes to the condensed consolidated financial statements are unaudited.

3A)	BASIS OF PRESENTATION AND DISCLOSURE

The accounting policies that were applied to these condensed consolidated financial statements of June 30, 2020, are the same as those applied by CEMEX in its consolidated financial statements as at and for the year ended December 31, 2019, considering as subsequently described in this note.

Change in presentation currency

Beginning March 31, 2019 and for all subsequent and comparative periods thereof, CEMEX informed the MSE and the Mexican Banking and Exchange Commission that based on International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”) under International Financial Reporting Standards (“IFRS”) and with the authorization of CEMEX, S.A.B. de C.V.’s Board of Directors, considering the previous favorable opinion of its Audit Committee, CEMEX changed its presentation currency from the Mexican peso to the U.S. Dollar and described that the new presentation currency was preferable considering the following factors:

•

For a consolidated group that comprises operations with a number of functional currencies, it is a decision of each entity to select its presentation currency under IAS 21, which may be the currency that management uses when controlling and monitoring the performance and financial position of the group. In the case of CEMEX, management uses the U.S. Dollar for these purposes;

•

The Company believes that presenting its consolidated financial information using the U.S. Dollar improves and facilitates the analysis to a broad range of users (rating agencies, analysts, investors and lenders, among others) of the Company’s consolidated financial statements; and

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

Change in presentation currency - continued

•	The use of the U.S. Dollar as presentation currency also improves the comparison of the CEMEX’s consolidated financial statements with those of other global entities.

The comparative amounts before March 31, 2019 are presented as if the U.S. Dollar had always been CEMEX’s presentation currency. The change in presentation currency did not affect negatively or positively the impact of CEMEX’s transactions in its financial statements, did not constitute any form of foreign exchange hedge for balances denominated or transactions incurred in U.S. Dollars or other currencies and did not change in any form the several functional currencies used in each unit within CEMEX.

Newly issued IFRS with impact on the reported periods

IFRS 16, Leases (“IFRS 16”)

Beginning January 1, 2019, IFRS 16 superseded all existing guidance related to lease accounting including IAS 17, Leases and introduced a single lessee accounting model that requires a lessee to recognize, for all leases, assets for the “right-of-use” the underlying asset against a corresponding financial liability, representing the net present value of the estimated fixed payments under the lease contract, allowing exemptions in case of leases with a term of less than 12 months or when the underlying asset is of low value. Under this model, the lessee recognizes in the income statement depreciation of the asset for the right-of-use and interest on the lease liability. After concluding the inventory and measurement of its leases, CEMEX adopted IFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2017, representing an increase in assets for the right-of-use of $851, an increase in deferred income tax assets of $23, an increase in other financial obligations of $978 and a reduction in retained earnings of $104. The initial reduction in stockholders’ equity refers to a temporary difference between the depreciation expense of the assets for the right-of-use under the straight–line method against the amortization of the liability under the effective interest rate method both measured from the beginning of the contracts, which will be reversed during the remaining life of the contracts.

Other newly issued IFRS adopted in the reported periods

In addition, there were other new standards, interpretations and standard amendments adopted as of January 1, 2019 and 2020, as correspond, which did not result in any material impact on CEMEX results or financial position, and which are summarized as follows:

Standard	Main topic
IFRIC 23, Uncertainty over income tax treatments	Based on IFRIC 23, the income tax effects from an uncertain tax position are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information. For each position is considered individually its probability, regardless of its relation to any other broader tax settlement. The probability threshold represents a positive assertion by management that CEMEX is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the consolidated income statements. The adoption effect of IFRIC 23 credited to retained earnings as of January 1, 2019 was $6.

Amendments to IFRS 3, Business combinations	The amendments definition of a business requires that an acquisition include an input and a substantive process that together contribute significantly to the ability to create outputs. The definition of the term “outlets” is modified to focus on goods and services provided to customers, generating investment income and other income, and excludes returns in the form of lower costs and other economic benefits. The modifications are likely to result in more acquisitions being accounted for as asset acquisitions.

Amendments to IAS 1, Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	The amendments use a coherent definition of materiality throughout the International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 on non-material information.

Amendments to IFRS 9, IAS 39 and IFRS 7 - The Reform of the Reference Interest Rates	The amendments refer to the replacement of the Interbank Reference Rates (IBOR) and provide temporary relief to continue applying hedge accounting during the period of uncertainty before its replacement by an alternate quasi risk-free rate.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

Definition of terms

When reference is made to “U.S. Dollars” or “$” it means dollars of the United States of America (“United States”). The amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “Ps” or “pesos”, it means Mexican pesos. When reference is made to “€” or “euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When reference is made to “£” or “pounds”, it means British pounds sterling. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable. Previously reported convenience translations of prior years are not restated unless the transaction is still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. These translations should not be construed as representations that the amounts in dollars or pesos, as applicable, represent those dollar or peso amounts or could be converted into dollar or peso at the rate indicated.

3B)	TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to U.S. Dollars at the closing exchange rate for statement of financial position accounts and at the closing exchange rates of each month within the period for income statement accounts. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment until the disposal of the net investment in the foreign subsidiary.

The most significant closing exchange rates for statement of financial position accounts and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for income statement accounts for the main functional currencies to the U.S. dollar as of June 30, 2020 and 2019 and December 31, 2019, were as follows:

	As of June 30, 2020		As of December 31, 2019	As of June 30, 2019
Currency	Closing	Average	Closing	Average
Mexican Peso	22.99	21.90	18.92	19.26
Euro	0.8902	0.9059	0.8917	0.8857
British Pound Sterling	0.8070	0.7944	0.7550	0.7726
Colombian Peso	3,759	3,746	3,277	3,204
Philippine Peso	49.8300	50.5533	50.6350	51.9708

3C)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates.

The main items subject to estimates and assumptions include, among others, the determination of fair values and the impairment tests of long-lived assets and inventories, the valuation of expected credit losses of trade accounts receivable, the recognition of deferred income tax assets, as well as the evaluation of contingencies resulting from ongoing legal and/or tax proceedings. Significant judgment by management is required to appropriately measure these items, especially in periods of uncertainty such as that resulting from the COVID-19 Pandemic.

3D)	NEWLY ISSUED IFRS NOT YET ADOPTED

There are several amendments or new IFRS issued but not yet effective which are under analysis and the Company’s management expects to adopt in their specific effective dates considering preliminarily without any significant effect in the Company’s financial position or operating results, and which are summarized as follows:

Standard	Main topic	Effective date
Amendments to IFRS 10, Consolidated financial statements and IAS 28	Clarify the recognition of gains or losses in the Parent’s financial statements for the sale or contribution of assets between an investor and its associate or joint venture.	Has yet to be set

Amendments to IAS 1, Presentation of Financial Statements	Clarifies the requirements to be applied in classifying liabilities as current and non-current.	January 1, 2022

IFRS 17, Insurance contracts	The standard establishes the principles of recognition, valuation, presentation and disclosure of insurance contracts and replaces IFRS 4, Insurance contracts. The rule sets out a General Model, which is modified by insurance contracts with direct participation clauses, described as the Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverage using the Premium Allocation Approach.	January 1, 2023

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

4)	DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT AND LINE OF BUSINESS

4A)	DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

As of June 30, 2020, through an affiliate in the United Kingdom, CEMEX maintained a firm commitment signed on January 8, 2020 with Breedon Group plc for the sale of certain assets for an amount of £178, including £23 of debt. The assets held for sale mainly consist of 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of CEMEX’s paving solutions business in the United Kingdom. After completion of the potential divestiture, CEMEX will retain significant operations in the United Kingdom related with the production and sale of cement, ready-mix, aggregates, asphalt and paving solutions. As of June 30, 2020, the assets and liabilities associated with this segment in the United Kingdom are presented in the Statement of Financial Position within the line items of “assets and liabilities directly related to assets held for sale”, including a proportional allocation of goodwill of US$47 million. Moreover, for purposes of the Income Statements for the six-month periods ended June 30, 2020 and 2019 the operations related to this segment are presented net of tax in the single line item “Discontinued operations”. CEMEX closed this divestment on August 3, 2020 (note 20).

On March 6, 2020, CEMEX concluded the sale of its U.S. affiliate Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which CEMEX held a 75% interest, to Eagle Materials Inc. for $665. The share of proceeds to CEMEX from this transaction was $499 before transactional and other costs and expenses. The assets divested consist of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. CEMEX’s income statements for the six-month periods ended June 30, 2020 and 2019 present the operations related to this segment from January 1 to March 6, 2020 and for the six-month period ended June 30, 2019, respectively, net of income tax in the single line item “Discontinued operations.”

On June 28, 2019, after obtaining customary authorizations, CEMEX closed with several counterparties the sale of its ready-mix and aggregates business in the central region of France for an aggregate price of €31.8 ($36). CEMEX’s operations of these disposed assets in France for the period from January 1 to June 28, 2019 are reported in the Income Statement, net of income tax, in the single line item “Discontinued operations.”

On May 31, 2019, CEMEX concluded the sale of its aggregates and ready-mix business in the North and North-West regions of Germany to GP Günter Papenburg AG for €87 ($97). The assets divested in Germany consist of 4 aggregates quarries and 4 ready-mix facilities in North Germany, and 9 aggregates quarries and 14 ready-mix facilities in North-West Germany. CEMEX’s operations of these disposed assets for the period from January 1 to May 31, 2019 are reported in the Income Statement, net of income tax, in the single line item “Discontinued operations.”

On March 29, 2019, CEMEX closed the sale of its business in the Baltics and Nordics to the German building materials group Schwenk, for a price equivalent to $387. The Baltic business divested consisted of one cement production plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The business divested also included CEMEX’s 37.8% indirect interest in one cement production plant in Akmenes in Lithuania, with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic business divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. CEMEX’s operations of these disposed businesses for the period from January 1 to March 29, 2019 are reported in the Income Statement, net of income tax, in the single line item “Discontinued operations.”

On March 29, 2019, CEMEX signed a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş. to divest CEMEX’s white cement business, except for Mexico and the U.S., for a price of $180, including its Buñol cement plant in Spain and its white cement customers list. The transaction is pending for approval from regulators. CEMEX currently expects to close this transaction during the second half of 2020. As of June 30, 2020, the assets and liabilities associated with the white cement business were presented in the Statement of Financial Position within the line items of “assets and liabilities directly related to assets held for sale”, as correspond. Moreover, CEMEX’s operations of these assets in Spain for the six-month periods ended June 30, 2020 and 2019 are reported in the Income Statements, net of income tax, in the single line item “Discontinued operations.”

The following table presents condensed combined information of the Income Statements of CEMEX’s discontinued operations previously mentioned in: a) the United Kingdom for the six-month periods ended June 30, 2020 and 2019; b) the United States related to Kosmos for the period from January 1 to March 6, 2020 and the six-month period ended June 30, 2019; c) France for the period from January 1 to June 28, 2019; d) Germany for the period from January 1 to May 31, 2019; e) the Baltics and Nordics for the period from January 1 to March 29, 2019; and f) Spain for the six-month periods ended June 30, 2020 and 2019:

	2020	2019
Revenues	$135	333
Cost of sales and operating expenses	(129)	(319)
Interest expenses, and others	6	—

Result of discontinued operations	12	14

Income tax	(55)	—
Disposal result and reclassification of currency translation effects	18	123

Net result of discontinued operations	$(25)	137

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

4B)	SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

Reportable segments represent the components of CEMEX that engage in business activities from which CEMEX may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. CEMEX operates geographically and by business on a regional basis. On April 1, 2020 and for subsequent periods, according to organizational changes communicated on March 25, 2020, the geographical regions Europe and Asia, Middle East and Africa (“AMEA”) are reorganized under a single regional president and will be denominated Europe, Middle East, Africa and Asia (“EMEAA”). For the reported periods, the Company’s operations were organized in four geographical regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) Europe, Middle East, Africa and Asia, and 4) South, Central America and the Caribbean (“SCA&C”). The accounting policies applied to determine the financial information by reportable segment are consistent with those applied to the consolidated financial statements as of and for the year ended December 31, 2019.

As of June 30, 2020, considering similar regional and economic characteristics and/or materiality, certain countries have been aggregated and presented as single line items as follows: a) “Rest of EMEAA” refers mainly to CEMEX’s operations and activities in Poland, the Czech Republic, Croatia, Egypt and the United Arab Emirates; b) “Rest of SCA&C” refers mainly to CEMEX’s operations and activities in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador, excluding the acquired operations of TCL; and c) “Caribbean TCL” refers to TCL’s operations mainly in Trinidad and Tobago, Jamaica, Guyana and Barbados. The segment “Others” refers to: 1) cement trade maritime operations, 2) Neoris N.V., CEMEX’s subsidiary involved in the business of information technology solutions, 3) the Parent Company, other corporate entities and finance subsidiaries, and 4) other minor subsidiaries with different lines of business.

Selected information of the consolidated income statements by reportable segment for the six-month periods ended June 30, 2020 and 2019, excluding the share of profits of equity accounted investees by reportable segment, was as follows:

For the six-month period ended June 30, 2020	Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Financial income and other items, net
Mexico	$1,253	(66)	1,187	416	71	345	(13)	(15)	26
United States	1,971	—	1,971	361	219	142	(8)	(27)	(9)
EMEAA
United Kingdom	320	—	320	24	33	(9)	(8)	(5)	(8)
France	346	—	346	25	22	3	(1)	(5)	—
Germany	219	(17)	202	24	14	10	—	(1)	(1)
Spain	146	(7)	139	9	19	(10)	1	(1)	—
Philippines 1	190	—	190	54	23	31	—	2	(1)
Israel	345	—	345	51	13	38	—	(2)	—
Rest of EMEAA	439	(6)	433	66	36	30	(4)	(2)	(1)
SCA&C 2
Colombia	169	—	169	28	12	16	(3)	(2)	(25)
Panama	41	(3)	38	7	8	(1)	(1)	—	—
Caribbean TCL 3	115	(4)	111	29	11	18	(1)	(2)	(5)
Dominican Republic	98	(6)	92	34	4	30	—	—	7
Rest of SCA&C	239	(8)	231	60	10	50	(11)	(1)	2
Others	429	(206)	223	(100)	54	(154)	(63)	(290)	46

Continuing operations	6,320	(323)	5,997	1,088	549	539	(112)	(351)	31
Discontinued operations	135	—	135	13	5	8	56	1	—

Total	$6,455	(323)	6,132	1,101	554	547	(56)	(350)	31

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

Selected financial information by reportable segments and line of business – continued

For the six-month period ended June 30, 2019	Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Financial income and other items, net

Mexico	$1,459	(50)	1,409	500	77	423	(10)	(18)	—
United States	1,848	—	1,848	294	197	97	2	(36)	(4)
EMEAA
United Kingdom	384	—	384	62	33	29	2	(6)	(8)
France	451	—	451	47	24	23	—	(5)	—
Germany	188	(18)	170	18	14	4	52	—	(2)
Spain	168	(15)	153	9	17	(8)	(8)	(1)	1
Philippines 1	238	—	238	63	19	44	—	2	2
Israel	303	—	303	40	11	29	—	(1)	—
Rest of EMEAA	456	(4)	452	49	34	15	(2)	(4)	18
SCA&C 2
Colombia	250	—	250	39	14	25	(7)	(2)	3
Panama	98	—	98	25	9	16	(1)	—	—
Caribbean TCL 3	128	(3)	125	33	11	22	(4)	(3)	(2)
Dominican Republic	122	(9)	113	42	5	37	—	—	(1)
Rest of SCA&C	266	(11)	255	58	10	48	(2)	(2)	(7)
Others	556	(310)	246	(109)	38	(147)	(109)	(283)	(26)

Continuing operations	6,915	(420)	6,495	1,170	513	657	(87)	(359)	(26)
Discontinued operations	333	—	333	42	29	13	1	—	—

Total	$7,248	(420)	6,828	1,212	542	670	(86)	(359)	(26)

1

CEMEX’s operations in the Philippines are mainly conducted through CEMEX Holdings Philippines, Inc. (“CHP”), a Philippine company whose shares trade on the Philippines Stock Exchange. As of June 30, 2020 and 2019, there is a non-controlling interest in CHP of 24.07% and 36.49%, respectively. During August 2020, CHP decreased its non-controlling interest from 24.07% to 22.81% (note 20).

2

CEMEX Latam Holdings, S.A. (“CLH”), a company incorporated in Spain, trades its ordinary shares on the Colombian Stock Exchange. CLH is the indirect holding company of CEMEX’s operations in Colombia, Panama, Costa Rica, Guatemala, Nicaragua and El Salvador. As of June 30, 2020 and 2019, there is a non-controlling interest in CLH of 26.84% and 26.75%, respectively, excluding shares held in CLH’s treasury. On September 7, 2020, CEMEX announced that is seeking to commence a tender offer for any and all outstanding ordinary shares of CLH (note 20).

3	TCL’s shares trade on the Trinidad and Tobago Stock Exchange. As of June 30, 2020 and 2019, there is a non-controlling interest in TCL of 30.17% of its ordinary shares.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

As of June 30, 2020 and December 31, 2019 selected information of condensed consolidated statement of financial position by reportable segment was as follows:

As of June 30, 2020	Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets
Mexico	$—	3,308	3,308	1,255	2,053	56
United States	141	13,732	13,873	2,319	11,554	132
EMEAA
United Kingdom	6	1,383	1,389	1,074	315	23
France	46	935	981	504	477	11
Germany	4	404	408	334	74	10
Spain	—	1,119	1,119	173	946	8
Philippines	—	749	749	144	605	50
Israel	—	616	616	390	226	7
Rest of EMEAA	10	1,142	1,152	332	820	22
SCA&C
Colombia	—	1,100	1,100	410	690	4
Panama	—	321	321	90	231	—
Caribbean TCL	—	519	519	234	285	4
Dominican Republic	—	167	167	76	91	—
Rest of SCA&C	—	357	357	140	217	2
Others	262	3,283	3,545	12,248	(8,703)	3

Total	469	29,135	29,604	19,723	9,881	332
Assets held for sale and directly related liabilities	—	356	356	20	336	—

Total consolidated	$469	29,491	29,960	19,743	10,217	332

As of December 31, 2019	Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets
Mexico	$—	3,910	3,910	1,443	2,467	199
United States	143	13,755	13,898	2,440	11,458	398
EMEAA
United Kingdom	6	1,556	1,562	1,225	337	67
France	50	928	978	460	518	38
Germany	4	397	401	353	48	25
Spain	—	1,190	1,190	185	1,005	34
Philippines	—	689	689	141	548	84
Israel	—	611	611	429	182	33
Rest of EMEAA	11	1,168	1,179	435	744	65
SCA&C
Colombia	—	1,187	1,187	428	759	25
Panama	—	337	337	105	232	10
Caribbean TCL	—	542	542	236	306	21
Dominican Republic	—	193	193	66	127	8
Rest of SCA&C	—	381	381	164	217	18
Others	267	1,199	1,466	10,392	(8,926)	8

Total	481	28,043	28,524	18,502	10,022	1,033
Assets held for sale and directly related liabilities	—	839	839	37	802	—

Total consolidated	$481	28,882	29,363	18,539	10,824	1,033

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

Revenues by line of business and reportable segment for the six-month periods ended June 30, 2020 and 2019 were as follows:

2020	Cement	Concrete	Aggregates	Others	Eliminations	Revenues
Mexico	$902	280	73	250	(318)	1,187
United States	784	1,124	475	239	(651)	1,971
EMEAA
United Kingdom	91	125	141	105	(142)	320
France	—	279	147	4	(84)	346
Germany	97	91	30	52	(68)	202
Spain	107	38	10	11	(27)	139
Philippines	190	—	—	1	(1)	190
Israel	—	287	92	53	(87)	345
Rest of EMEAA	300	163	37	15	(82)	433
SCA&C
Colombia	123	49	14	28	(45)	169
Panama	33	8	3	3	(9)	38
Caribbean TCL	112	3	2	6	(12)	111
Dominican Republic	78	8	2	15	(11)	92
Rest of SCA&C	214	17	5	12	(17)	231
Others	—	—	—	546	(323)	223

Continuing operations	3,031	2,472	1,031	1,340	(1,877)	5,997
Discontinued operations	40	23	45	49	(22)	135

Total	$3,071	2,495	1,076	1,389	(1,899)	6,132

2019	Cement	Concrete	Aggregates	Others	Eliminations	Revenues
Mexico	$1,010	393	95	302	(391)	1,409
United States	718	1,074	455	220	(619)	1,848
EMEAA
United Kingdom	119	159	146	135	(175)	384
France	—	375	184	4	(112)	451
Germany	86	82	27	57	(82)	170
Spain	120	45	11	13	(36)	153
Philippines	238	—	—	1	(1)	238
Israel	—	252	79	50	(78)	303
Rest of EMEAA	289	182	43	17	(79)	452
SCA&C
Colombia	177	90	27	35	(79)	250
Panama	76	27	8	8	(21)	98
Caribbean TCL	125	5	2	7	(14)	125
Dominican Republic	97	13	4	16	(17)	113
Rest of SCA&C	231	25	6	12	(19)	255
Others	—	—	—	670	(424)	246

Continuing operations	3,286	2,722	1,087	1,547	(2,147)	6,495
Discontinued operations	123	82	96	43	(11)	333

Total	$3,409	2,804	1,183	1,590	(2,158)	6,828

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

5)	OPERATING EXPENSES

Consolidated operating expenses for the six-month periods ended June 30, 2020 and 2019, by function are as follows:

	2020	2019
Administrative expenses [1]	$514	553
Selling expenses	168	174
Distribution and logistics expenses	677	729

	$1,359	1,456

1

All significant Research and Development “R&D” activities are executed by several internal areas as part of their daily activities. For the six-month periods ended June 30, 2020 and 2019, total combined expenses of these departments recognized within administrative expenses were $14 and $18, respectively, for each of the six-month periods.

Depreciation and amortization for the six-month periods ended June 30, 2020 and 2019 are detailed as follows:

	2020	2019
Included in cost of sales	$454	438
Included in administrative, selling and distribution and logistics expenses	95	75

	$549	513

6)	OTHER EXPENSES, NET

Other expenses, net for the six-month periods ended June 30, 2020 and 2019, consisted of the following:

	2020	2019
Results from the sale of assets and others, net	$70	53
Incremental costs and expenses associated with the COVID-19 Pandemic [1]	17	—
Restructuring costs	16	27
Impairment losses	9	7

	$112	87

1

Refers to expenses associated with the maintenance of sanitary and containment measures that began in March 2020 as a result of the COVID-19 Pandemic, as well as incremental costs associated with certain disruptions related to such pandemic.

7)	FINANCIAL EXPENSE, FINANCIAL INCOME AND OTHER ITEMS, NET

7A)	FINANCIAL EXPENSE

Consolidated financial expense for the six-month periods ended June 30, 2020 and 2019 of $351 and $359, respectively, includes $37 in 2020 and $39 in 2019, of financial expense arising from financial liabilities related to lease agreements.

7B)	FINANCIAL INCOME AND OTHER ITEMS, NET

Financial income and other items, net for the six-month periods ended June 30, 2020 and 2019, are detailed as follows:

	2020	2019
Financial income	$9	10
Effects of amortized cost on assets and liabilities and others, net	(28)	(30)
Foreign exchange results	57	(11)
Results from financial instruments, net (note 15C)	(7)	5

	$31	(26)

8)	CASH AND CASH EQUIVALENTS

Consolidated cash and cash equivalents as of June 30, 2020 and December 31, 2019, consisted of:

	June 30, 2020	December 31, 2019
Cash and bank accounts	$2,043	547
Fixed-income securities and other cash equivalents	789	241

	$2,832	788

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

Cash and cash equivalents – continued

Based on net settlement agreements, as of June 30, 2020 and December 31, 2019 the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX for $66 and $27, respectively, which are offset against the corresponding CEMEX’s obligations with the counterparties.

9)	TRADE ACCOUNTS RECEIVABLE

Consolidated trade accounts receivable as of June 30, 2020 and December 31, 2019, consisted of:

	June 30, 2020	December 31, 2019
Trade accounts receivable	$1,661	1,637
Allowances for expected credit losses	(110)	(116)

	$1,551	1,521

As of June 30, 2020 and December 31, 2019, the balances of this caption include trade accounts receivable of $667 and $682, respectively, that were sold under securitization programs for the sale of trade accounts receivable established in Mexico, the United States, France and the United Kingdom. Under these programs, CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the trade accounts receivable sold and maintained as a liability amounted to $489 as of June 30, 2020 and $599 as of December 31, 2019. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $8 and $12 for the six-month periods ended June 30, 2020 and 2019, respectively.

10)	INVENTORIES

Consolidated balances of inventories as of June 30, 2020 and December 31, 2019 are summarized as follows:

	June 30, 2020	December 31, 2019
Finished goods	$297	320
Work-in-process	164	195
Raw materials	190	194
Materials and spare parts	259	263
Inventory in transit	19	17

	$929	989

11)	OTHER CURRENT ASSETS

As of June 30, 2020 and December 31, 2019, other current assets are mainly comprised of advance payments to vendors.

12)	EQUITY ACCOUNTED INVESTEES

As of June 30, 2020 and December 31, 2019, the investments in common shares of associates are as follows:

	Activity	Country	%	June 30, 2020	December 31, 2019
Camcem, S.A. de C.V.	Cement	Mexico	40.1	$218	229
Concrete Supply Co. LLC	Concrete	United States	40.0	77	75
Lehigh White Cement Company	Cement	United States	36.8	64	64
Société d’Exploitation de Carrières	Aggregates	France	50.0	18	17
Société Méridionale de Carrières	Aggregates	France	33.3	11	15
Other companies	—	—	—	81	81
				$469	481

Out of which:
Book value at acquisition date				$326	331
Changes in stockholders’ equity				$143	150

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

Equity accounted investees – continued

On March 29, 2019, as part of the sale of the Baltic and Nordic assets to the German building materials group Schwenk, CEMEX sold its 37.8% equity interest in Akmenes Cementas AB.

As part of the corporate reorganization approved on November 13, 2019 and the resulting intragroup mergers, by means of which, CEMEX, S.A.B. de C.V. merged and absorbed Empresas Tolteca de México, S.A. de C.V. and CEMEX, S.A.B. de C.V. merged and absorbed CEMEX México, S.A. de C.V., with effects among the participants beginning December 1, 2019, on March 11, 2020, CEMEX announced that those mergers became effective on February 26, 2020 and March 9, 2020, respectively. As a result of the mergers, which were executed in compliance with CEMEX’s debt agreements and other financial instruments, CEMEX México, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V. have ceased to guarantee CEMEX’s indebtedness to the extent that they provided guarantees. In addition, shares of CEMEX México, S.A. de C.V. that were pledged or transferred to trustees to benefit certain creditors of CEMEX are no longer part of the collateral (note 15A).

On June 8, 2020, CEMEX España and New Sunward approved the terms pursuant to which CEMEX España would absorb, by merger, New Sunward, with Cemex España being the surviving company. As of June 30, 2020, CEMEX expects to be made during the fourth quarter of 2020. New Sunward would cease to guarantee CEMEX indebtedness to the extent it has provided guarantees, and the shares of New Sunward that were pledged or transferred to trustees under security trusts to benefit certain CEMEX secured debt guaranteed by the Collateral, including CEMEX dual currency notes underlying the Perpetual Notes, would no longer be part of the Collateral.

13)	PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET

13A)	PROPERTY, MACHINERY AND EQUIPMENT, NET

As of June 30, 2020 and December 31, 2019, consolidated property, machinery and equipment, net consisted of:

	June 30, 2020	December 31, 2019
Land and mineral reserves	$4,491	4,606
Buildings	2,308	2,374
Machinery and equipment	11,182	11,519
Construction in progress	1,038	1,209
Accumulated depreciation and depletion	(9,138)	(9,143)

	$9,881	10,565

13B)	ASSETS FOR THE RIGHT-OF-USE, NET

As of June 30, 2020 and December 31, 2019, consolidated assets for the right-of-use, net were related to:

	June 30, 2020	December 31, 2019
Land and mineral reserves	$365	366
Buildings	444	471
Machinery and equipment	1,457	1,428
Accumulated depreciation	(1,041)	(980)

	$1,225	1,285

14)	GOODWILL AND INTANGIBLE ASSETS, NET

As of June 30, 2020 and December 31, 2019, consolidated goodwill and intangible assets are summarized as follows:

	June 30, 2020			December 31, 2019
	Cost	Accumulated amortization	Carrying Amount	Cost	Accumulated amortization	Carrying Amount
Intangible assets of indefinite useful life:
Goodwill	$9,451	—	9,451	$9,562	—	9,562
Intangible assets of definite useful life:
Extraction rights	1,980	(412)	1,568	1,985	(395)	1,590
Industrial property and trademarks	42	(18)	24	42	(18)	24
Customer relationships	196	(196)	—	196	(196)	—
Mining projects	47	(5)	42	48	(5)	43
Others intangible assets	1,041	(691)	350	1,014	(643)	371

	$12,757	(1,322)	11,435	$12,847	(1,257)	11,590

For the six-month periods ended June 30, 2020 and 2019, the amortization of intangible assets of definite useful life was $65 and $60, respectively and were recognized within operating costs and expenses.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

15)	FINANCIAL INSTRUMENTS

15A)	CURRENT DEBT AND NON-CURRENT DEBT

Consolidated debt by interest rates, currencies and type of instrument are summarized as follows:

	June 30, 2020			December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
Floating rate debt	$450	4,069	4,519	$59	2,997	3,056
Fixed rate debt	7	7,344	7,351	3	6,306	6,309

	$457	11,413	11,870	$62	9,303	9,365

Effective rate [1]
Floating rate	3.2%	3.7%		4.3%	4.1%
Fixed rate	4.6%	5.8%		5.2%	5.5%

	June 30, 2020				December 31, 2019
Currency	Current	Non-current	Total	Effective rate 1	Current	Non-current	Total	Effective rate 1
Dollars	$299	8,299	8,598	5.3%	$25	6,144	6,169	5.2%
Euros	73	2,443	2,516	3.0%	3	2,438	2,441	3.1%
Pounds	43	384	427	3.2%	23	433	456	3.2%
Philippine pesos	3	223	226	5.0%	3	221	224	5.2%
Other currencies	39	64	103	6.2%	8	67	75	5.6%

	$457	11,413	11,870		$62	9,303	9,365

1	Represents the weighted-average nominal interest rate of the related debt agreements determined at the end of each period.

June 30, 2020	Current	Non-current	December 31, 2019	Current	Non-current
Bank loans			Bank loans
Loans in foreign countries, 2020 to 2024	$349	290	Loans in foreign countries, 2020 to 2024	$1	290
Syndicated loans, 2021 to 2024	—	3,984	Syndicated loans, 2021 to 2022	—	2,865

	349	4,274		1	3,155

Notes payable			Notes payable
Medium-term notes, 2024 to 2029	—	7,052	Medium-term notes, 2023 to 2026	—	6,044
Other notes payable, 2021 to 2027	7	188	Other notes payable, 2020 to 2025	6	159

	7	7,240		6	6,203

Total bank loans and notes payable	356	11,514	Total bank loans and notes payable	7	9,358
Current maturities	101	(101)	Current maturities	55	(55)

	$457	11,413		$62	9,303

As of June 30, 2020 and December 31, 2019, discounts, fees and other direct costs incurred in the issuance of CEMEX’s outstanding notes payable and bank loans for $56 and $71, respectively, reduce the balance of notes payable and are amortized to financing expense over the maturity of the related debt instruments under the amortized cost method.

In order to mitigate short-term liquidity risks to the Company, in March 2020 and on April 1, 2020, CEMEX drew down $1,000 and $135, respectively, under the committed revolving facility, which consist of the full amount available under the committed revolving credit facility. In addition, during the six-month period ended June 30, 2020, CEMEX has drawn down $384 in uncommitted current credit facilities.

The maturities of consolidated non-current debt as of June 30, 2020, are as follows:

	Bank loans	Notes payable	Total 1
2021	$614	1	615
2022	2,362	—	2,362
2023	660	1	661
2024	538	1,800	2,338
2025 and thereafter	—	5,437	5,437

	$4,174	7,239	11,413

1	The amounts in the table do not include the current portion of the non-current debt.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

Relevant events and transactions during 2020

On April 23, 2020, in anticipation to the adverse effects on the Company’s business and operating performance during 2020 as a result of the COVID-19 Pandemic (note 2A), the Company formally requested its lenders under the 2017 Credit Agreement to modify the financial covenants contained therein during 2020, including the leverage and coverage ratios. On May 22, 2020, CEMEX and its lenders reached an agreement to modify the aforementioned financial covenants to levels the Company feels comfortable to comply during the COVID-19 Pandemic and the months following the expected return to normal operations. As a result of the modifications to its financial covenants, the Company agreed to a one-time fee of $14 (35 basis points (“bps”)). Moreover, CEMEX agreed to certain temporary restrictions with respect to permitted capital expenditures, share repurchase programs, acquisitions and/or the use of proceeds from asset sales and fundraising activities, as well as an increase from zero to 125 bps in the financial expense, depending on the corresponding applicable margin, CEMEX would be required to pay under the 2017 Credit Agreement.

On June 2, 2020, CEMEX announced the pricing of $1,000 of its 7.375% Senior Secured Notes due 2027 denominated in Dollars. Such Notes will bear interest semi-annually at an annual rate of 7.375% and mature on June 5, 2027. The Notes were issued at a price of 100% of face value and will be callable commencing on June 5, 2023. The closing of the offering occurred on June 5, 2020. The Notes will share in the collateral pledged for the benefit of the lenders under the Facilities Agreement and other secured obligations having the benefit of such collateral, and are guaranteed by CEMEX Concretos, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., Cemex Asia B.V., CEMEX Corp., CEMEX Finance LLC, Cemex Africa & Middle East Investments B.V., CEMEX France Gestion (S.A.S.), Cemex Research Group AG and CEMEX UK.

As mentioned before, to mitigate short-term liquidity risks to the Company described in note 2, during the six-month period ended June 30, 2020, CEMEX drew down $1,135 under the committed revolving facility. In addition, in September 2020, CEMEX repaid $700 of its $1,135 committed revolving credit tranche under the 2017 Credit Agreement (note 20). Moreover, on September 8, 2020, CEMEX issued a notice of redemptions with respect to the June 2024 Euro Notes and the April 2024 Dollar Notes. (note 20). Furthermore, on September 8, 2020, CEMEX formally launched a Consent Request and an Exchange and Discharge Offer addressed to all lenders under the 2017 Facilities Agreement to further modify the 2017 Facilities Agreement (note 20).

2017 Credit Agreement

On July 19, 2017, the Parent Company and certain subsidiaries entered into the 2017 Credit Agreement for an amount in different currencies equivalent to $4,050 at the origination date. The proceeds were used to refinance in full the $3,680 then outstanding under the former facilities agreements and other debt repayments. All tranches under the 2017 Credit Agreement have substantially the same terms, including a margin over LIBOR or EURIBOR, as applicable, of between 125 to 350 basis points, depending on the consolidated leverage ratio, and share the same guarantors and collateral package as other secured debt obligations of CEMEX.

As part of the April 2, 2019 amendment process to the 2017 Credit Agreement, among other aspects, CEMEX extended $1,060 of maturities by three years and made certain adjustments to its consolidated financial leverage ratio, as described below in the financial covenants section, in connection with the implementation of IFRS 16 and the neutralization of any potential effect from such adoption. In addition, CEMEX delayed the scheduled tightening of the consolidated financial leverage ratio limit by one year. In addition, as a result of the November 4, 2019 amendments, among other aspects, CEMEX negotiated: a) an exclusive amount of up to $500 permitted for share buy-back; b) a new allowance for disposals of non-controlling interests in subsidiaries that are no obligors under the 2017 Credit Agreement of up to $100 per calendar year; c) authorization to implement corporate reorganizations in Mexico, Europe and TCL; and d) modifications to the calculation and limits of the consolidated coverage ratio and the consolidated leverage ratio, as described in the Financial Covenants section below.

The 2017 Credit Agreement requires CEMEX to comply with financial ratios, which mainly include: a) the consolidated ratio of net debt to Operating EBITDA (the “Leverage Ratio”); and b) the consolidated ratio of Operating EBITDA to interest expense (the “Coverage Ratio”). These financial ratios are calculated using the consolidated amounts under IFRS. As mentioned in note 2A, in connection with the adverse economic effects expected from the COVID-19 Pandemic, the possibility of non-compliance with certain financial covenants and in order to avoid an event of default, on April 23, 2020 the Company formally requested its lenders under the 2017 Credit Agreement to modify the financial covenants contained therein. As a result, on May 22, 2020, CEMEX concluded with its lenders under the 2017 Credit Agreement (“2020 Credit Agreement Amendments”), a request of modifications to its Leverage Ratio and Coverage Ratio, as explained below. With these modifications, CEMEX is confident that it will be in compliance with its financial covenants under the 2017 Credit Agreement in the short-term. In addition, as a result of these modifications, CEMEX accepted to (i) limit the amount of capital expenditures and acquisitions to $1,200 and $250 per year, respectively, as well as limitations on the reinvestment of certain proceeds, including those from asset sales and free cash flow; (ii) limit to $150 the amount of loans allowed to be made to third parties; and (iii) Prohibit share buybacks when the previously reported Leverage Ratio is above 4.50:1. The limitations detailed in (i) and (ii) above will expire after reporting two consecutive Reference Periods with a Leverage Ratio of 5.25:1 or below, at which time the limitations in place prior to effecting the 2020 Credit Agreement Amendments would apply again.

In addition to the restrictions mentioned above, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX is also subject to a number of negative covenants that, among other things, restrict or limit its ability to incur additional obligations, change its line of business, enter into mergers and enter into speculative derivatives transactions.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

2017 Credit Agreement – continued

As of June 30, 2020 and 2019, CEMEX was in compliance with the applicable limitations and restrictions contained in the 2017 Credit Agreement. CEMEX cannot assure that in the future it will be able to comply with such covenants and limitations. CEMEX’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX’s business, liquidity and financial condition.

Financial Covenants

The 2020 Credit Agreement Amendments modified the Leverage and Coverage Ratio limits. CEMEX must comply with for each Reference Period. For the Coverage Ratio, the new limits are: equal or greater than 1.75 times for each Reference Period ending on June 30, 2020 through March 31, 2021; equal or greater than 2.25 times for each Reference Period ending on June 30, 2021 through September 30, 2021; equal or greater than 2.50 times for each Reference Period ending on December 31, 2021 through September 30, 2022; and equal or greater than 2.75 times for each subsequent Reference Period. The new limits for the Leverage Ratio are as follows:

Reference Period	Leverage Ratio
For the period ending on June 30, 2020	< = 6.75
For the period ending on September 30, 2020 up to and including the period ending on March 31, 2021	< = 7.00
For the period ending on June 30, 2021	< = 6.00
For the period ending on September 30, 2021 up to and including the period ending on March 31, 2022	< = 5.75
For the period ending on June 30, 2022 up to and including the period ending on September 30, 2022	< = 5.25
For the period ending on December 31, 2022 up to and including the period ending on March 31, 2023	< = 4.75
For the period ending on June 30, 2023 and each subsequent reference period	< = 4.50

Leverage Ratio: Is calculated by dividing “Funded Debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date, including an adjustment introduced after the adoption of IFRS 16. Funded Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding components of liability of convertible subordinated notes, plus lease liabilities, perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments for business acquisitions or disposals. Before the April 2, 2019 amendments, the calculation of Funded Debt did not include cash and cash equivalents and obligations under lease contracts. On September 8, 2020, CEMEX formally requested an adjustment of the consolidated leverage ratio limit (note 20).

Pro forma Operating EBITDA represents, Operating EBITDA for the last twelve months as of the calculation date, after IFRS 16 effects, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.

Coverage ratio: is calculated by dividing pro forma Operating EBITDA by the financial expense for the last twelve months as of the calculation date, both including IFRS 16 effects. Financial expense includes coupons accrued on the perpetual debentures.

For the compliance periods ended as of June 30, 2020 and 2019, under the 2017 Credit Agreement and the 2014 Credit Agreement, as applicable, the main consolidated financial ratios were as follows:

		Consolidated financial ratios
		June 30, 2020 [1]	June 30, 2019 [2]
Leverage ratio	Limit	<= 6.75	<= 4.75
	Calculation	4.57	4.00

Coverage ratio	Limit	>= 1.75	>= 2.50
	Calculation	3.69	4.11

1	Refers to the compliance limits and calculations that were effective according to the outstanding conditions on that date, after the May 22, 2020 amendments.
2	Refers to the compliance limits and calculations that were effective according to the outstanding conditions on such dates, before the May 22, 2020 amendments.

CEMEX’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

15B) OTHER FINANCIAL OBLIGATIONS

Other financial obligations in the condensed consolidated statement of financial position are detailed as follows:

	June 30, 2020			December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
I. Lease liabilities	$281	975	1,256	$262	1,044	1,306
II. Liabilities secured with accounts receivable and others	539	—	539	599	—	599
III. Convertible subordinated notes due 2020	—	—	—	520	—	520

	$820	975	1,795	$1,381	1,044	2,425

I. Lease liabilities

CEMEX has several operating and administrative assets under lease contracts (note 13B). As mentioned in note 3A, beginning January 1, 2019, CEMEX applied IFRS 16 using the full retrospective approach. CEMEX applies the recognition exemption for current leases and leases of low-value assets.

II. Liabilities secured with accounts receivable and others

As mentioned in note 9, as of June 30, 2020 and December 31, 2019, in connection with CEMEX’s sale of trade accounts receivable under securitization programs and/or factoring programs with recourse, the funded amounts of such receivables sold are recognized in “Other financial obligations” in the condensed consolidated statement of financial position. As of June 30, 2020, includes $50 in financing from supplier factoring facility.

III. Optional convertible subordinated notes due 2020

During 2015, the Parent Company issued $521 aggregate principal amount of 3.72% optional convertible subordinated notes due in March 2020 (the “2020 Convertible Notes”) as a result of exchanges or settlements of other convertible notes. The 2020 Convertible Notes, which are subordinated to all of CEMEX’s liabilities and commitments, are convertible into a fixed number of the Parent Company’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The value of the conversion option as of the issuance date which amounted to $12 was recognized in other equity reserves. As of December 31, 2019, the conversion price per ADS for the 2020 Convertible Notes was $10.73 dollars. After antidilution adjustments, the conversion rate for the 2020 Convertible Notes as of December 31, 2019 was 93.2334 ADS per each 1 thousand dollars principal amount of such notes. On March 13, 2020, CEMEX paid $521 as full settlement of the aggregate outstanding amount of the 2020 Convertible Notes which matured on March 15, 2020 with a minimal conversion of ADS.

15C) DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee and the restrictions set forth by its debt agreements and its hedging strategy, CEMEX held derivative instruments, with the objective of, as the case may be of: a) changing the risk profile or fixed the price of fuels and electric energy; b) foreign exchange hedging; c) hedge of forecasted transactions; and d) other corporate purposes. The notional amounts and fair values of CEMEX’s derivative instruments are as follows:

		June 30, 2020		December 31, 2019
(U.S. dollars millions)		Notional amount	Fair value	Notional amount	Fair value
I.	Net investment hedge	$614	76	1,154	(67)
II.	Interest rate swaps	1,000	(59)	1,000	(35)
III.	Equity forwards on third-party shares	72	5	74	1
IV.	Foreign Exchange Forward Contracts	186	8	—	—
V.	Fuels price hedging	170	(14)	96	1

		$2,042	16	2,324	(100)

The caption “Financial income and other items, net” includes gains and losses related to the recognition of changes in fair values of derivative instruments during the applicable period which, for the six-month period ended June 30, 2020 and 2019, represented a net loss of $7 and gains of $5, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

I. Net investment hedge

As of June 30, 2020 and December 31, 2019, CEMEX held Dollar/Mexican Peso foreign exchange forward contracts under a program that started in February 2017 for around $1,250 million, where Mexican Pesos are sold and bought forward dollars with tenors of up to 24 months. During the first quarter of 2020 and as a result of the scheduled maturity of transactions, as well as adjustments made, the notional and the tenor of the program have decreased. For accounting purposes under IFRS, CEMEX has designated this program as a hedge of CEMEX’s net investment in Mexican pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the six-month period ended June 30, 2020 and 2019, these contracts generated gains of $159 and losses of $66, respectively.

III. Interest rate swaps

As of June 30, 2020 and December 31, 2019, CEMEX held interest rate swaps for a notional amount of $1,000 the fair value of which represented a liability of $59 and $35, respectively, negotiated in June 2018 to fix interest payments of existing bank loans bearing floating rates. The contracts mature in June 2023. For accounting purposes under IFRS, CEMEX designated for accounting purposes these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently recognized through financial expense as interest expense on the related bank loans is accrued. For the six-month period ended June 30, 2020 and 2019, changes in fair value of these contracts generated losses of $34 and $29, respectively, recognized as part of other comprehensive income in equity.

As of June 30, 2019, CEMEX had an interest rate swap associated with an agreement entered by CEMEX for the acquisition of electric energy in Mexico, the fair value of which represented an asset of $12. Changes in the fair value of this interest rate swap generated, for the six-month period ended June 30, 2019, gains of $2 recognized within “Financial income and other items, net” in the income statement. During November 2019, CEMEX, S.A.B. de C.V. unwound and settled such interest rate swap.

III. Equity forwards on third party shares

As of June 30, 2020 and December 31, 2019, CEMEX maintained equity forward contracts with cash settlement in March 2021, over the price of 13.6 million shares of GCC in June 30, 2020 and 13.9 million shares of GCC in December 31, 2019, in connection with the sale of CEMEX’s remaining GCC shares. Changes in the fair value of these instruments and early settlement effects generated, for the six-month period ended June 30, 2020 and 2019, losses of $17 and gains of $6, respectively, recognized within “Financial income and other items, net” in the income statement.

IV. Foreign Exchange Forward Contracts

As of June 30, 2020, in connection with the firm commitment for the sale of certain assets in the United Kingdom disclosed in note 4A, the Company entered into British Pound/Euro foreign exchange forward contracts, in which British Pounds are sold and Euros are bought. As of June 30, 2020, CEMEX held British Pound/Euro foreign exchange forward contracts maturing on July 30, 2020, for a notional amount of US$186. Changes in the fair value of these instruments, for the ended June 30, 2020, generated gains of US$10, recognized within “Financial income and other items, net” in the income statement. On August 5, 2020, CEMEX settled such derivatives (note 20).

V. Fuels price hedging

As of June 30, 2020 and December 31, 2019, CEMEX maintained in several operations derivative contracts negotiated to hedge the price of certain fuels, including diesel, gas and coal, as solid fuel. By means of these contracts, for its own consumption only, CEMEX fixed the price of these fuels over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel, gas or coal consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are assigned/allocated to operating expenses as the related fuel volumes are consumed. For the six-month periods ended June 30, 2020 and 2019, changes in fair value of these contracts recognized in other comprehensive income represented losses of $14 and gains of $13, respectively.

15D) FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

The book values of cash, trade receivables, other accounts receivable, trade payables, other accounts payable and accrued expenses, as well as current debt, approximate their corresponding estimated fair values due to the revolving nature of these financial assets and liabilities in the short-term. The estimated fair value of CEMEX’s long-term debt is level 2 and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX.

The fair values determined by CEMEX for its derivative financial instruments are level 2. There is no direct measure for the risk of CEMEX or its counterparties in connection with such instruments. Therefore, the risk factors applied for CEMEX’s assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of CEMEX or of its counterparties.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

Financial assets and liabilities – continued

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX’s overall exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts of cash exchanged by the parties, and consequently, there is no direct measure of CEMEX’s exposure to the use of these derivatives. The amounts exchanged are determined based on the notional amounts and other terms included in the derivative instruments.

As of June 30, 2020 and December 31, 2019, the carrying amounts and fair values of CEMEX’s financial assets and liabilities were as follows:

	June 30, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Derivative financial instruments (note 15C)	$6	6	$2	2
Other investments and non-current accounts receivable	216	216	234	234

	$222	222	$236	236

Financial liabilities
Long-term debt (note 15A)	$11,413	11,145	$9,303	9,711
Other financial obligations (note 15B)	975	788	1,044	1,071
Derivative financial instruments (note 15C)	62	62	46	46

	$12,450	11,995	$10,393	10,828

As of June 30, 2020, CEMEX’s consolidated net monetary assets (liabilities) by currency are as follows:

June 30, 2020
Monetary assets	$5,391
Monetary liabilities	(18,906)

Net monetary assets (liabilities)	$(13,515)

Out of which:
Dollars	$(8,192)
Pesos	(449)
Euros	(3,136)
Pounds	(714)
Other currencies	(1,024)

$(13,515)

15E) RISK MANAGEMENT

Liquidity risk

Liquidity risk is the risk that CEMEX will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, in order to meet CEMEX’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect CEMEX’s results and reduce cash from operations. The Company’s management considers that CEMEX will generate sufficient cash flows from operations in the following twelve months.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

16) OTHER CURRENT LIABILITIES

As of June 30, 2020 and December 31, 2019, consolidated other current accounts payable and accrued expenses were as follows:

	June 30, 2020	December 31, 2019
Provisions 1	$564	558
Interest payable	109	88
Other accounts payable and accrued expenses	255	313
Contract liabilities with customers 2	151	225

	$1,079	1,184

1

Current provisions primarily consist of accrued employee benefits, insurance payments, accruals for legal assessments and others. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

2	As of June 30, 2020 and December 31, 2019, the caption contract liabilities with customers, includes advances from customers for $111 and $184, respectively.

17) INCOME TAXES

17A) INCOME TAXES FOR THE PERIOD

Consolidated income tax expense is recognized based on Management’s best estimate of the weighted average annual effective income tax rate expected for the full year applied to the income before income tax for the six-month periods ended June 30, 2020 and June 30, 2019, respectively, and adjusted for the tax effect of certain items recognized in full in the interim period.

	2020	2019
Current income tax expense	$66	65
Deferred income tax expense	24	50

	$90	115

17B) TAX PROCEEDINGS

CEMEX is involved in several ongoing tax proceedings which have not required the recognition of accruals since the Company does not consider probable an adverse resolution considering the evidence at its disposal. Nonetheless, the Company cannot assure to obtain favorable resolutions in each case. The most significant development as of June 30, 2020 in comparison with December 31, 2019 is as follows:

On January 8, 2020, in connection with a tax proceeding related to the year 2012 in Colombia for amounts in Colombian Pesos equivalent to $33 of income tax and $33 of penalty, CEMEX Colombia was notified of the resolution that concludes the reconsideration request in which, the Tax Authority confirmed the official settlement in all respects. CEMEX Colombia has a period of fourth months to appeal this resolution before the administrative courts. Notwithstanding this resolution, in this stage of the proceeding, CEMEX considers that an adverse resolution in this proceeding after conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding; but if adversely resolved, CEMEX believes this proceeding could have a material adverse impact on its operating results, liquidity or financial position.

On June 2, 2020, in connection with the tax proceeding in Colombia related to the year 2012, CEMEX Colombia filed its response to the complementary administrative act issued by the Colombian Tax Authority (the “Tax Authority”), in which the authority claims the payment of the credit balance that was originated in the tax declaration of the aforementioned year and that was offset by the company with taxes from subsequent years. As of June 30, 2020, CEMEX believes that an adverse resolution after conclusion of all available defense procedures is not probable. However, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding. If this proceeding is adversely resolved, CEMEX believe such adverse resolution could have a material adverse impact on CEMEX results of operations, liquidity and/or financial condition.

Additionally, on June 8, 2020, in connection with the tax proceeding in Colombia related to the year 2011, the Tax Authority issued a complementary administrative act “statement of objections” (pliego de cargos), in which the authority claims the payment of the credit balance that was originated in the tax declaration of the aforementioned year and that was offset by the company with taxes from subsequent years. As of June 30, 2020, at this stage of the proceeding and considering all possible defenses available, while CEMEX cannot assess with certainty the likelihood of an adverse result in this special proceeding, CEMEX believes a final adverse resolution to this special proceeding is not probable. However, if adversely resolved, CEMEX believes such adverse resolution could have a material adverse impact on CEMEX results of operations, liquidity and financial condition.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

18) STOCKHOLDERS’ EQUITY

18A) COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of June 30, 2020 and December 31, 2019 the breakdown of common stock and additional paid-in capital was as follows:

	June 30, 2020	December 31, 2019
Common stock	$318	318
Additional paid-in capital	10,065	10,106

	$10,383	10,424

On March 26, 2020, stockholders at the annual ordinary shareholders’ meeting approved: (i) setting the amount of $500 million or its equivalent in Mexican Pesos as the maximum amount of resources that through fiscal year 2020, and until the next ordinary general shareholders’ meeting of CEMEX, S.A.B. de C.V. is held, CEMEX, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; and (ii) the cancellation of shares of repurchased during the 2019 fiscal year and the remained in CEMEX, S.A.B. de C.V.’s treasury after the maturities of the November 2019 Mandatory Convertible Notes and the 3.72% Convertible Notes, except for the minimal conversion. On April 8, 2020, CEMEX announced that, to enhance its liquidity, CEMEX suspended the share repurchase program for the remainder of 2020 (note 2A).

On March 28, 2019, stockholders at the annual ordinary shareholders’ meeting approved: (i) a cash dividend of $150. The dividend was paid in two installments, the first installment, for half of the dividend was paid on June 17, 2019 at the rate of $0.001663 per share and the second installment for the remainder of the dividend was paid on December 17, 2019 at the rate of $0.001654 per share; (ii) the acquisition of own shares of up to $500 or its equivalent in Mexican pesos, as the maximum amount of resources that through fiscal year 2019, and until the next ordinary annual shareholder’s meeting is held, CEMEX may be used for the acquisition of its own shares or securities that represent such shares; (iii) a decrease of CEMEX’s share capital, in its variable part for the amount in pesos equivalent to $0.2826, through the cancellation of approximately 2 billion ordinary, registered and without par-value, treasury shares; (iv) a decrease of CEMEX’s share capital, in its variable part for the amount in pesos equivalent to $0.0670 by the cancellation of approximately 461 million ordinary, registered and without par-value, treasury shares; (v) the increase of CEMEX’s share capital in its variable part for the amount $22 thousands, through the issuance of 150 million ordinary shares. The subscription of shares representing the capital increase was made at a theoretical value of $0.000143 dollars per share, and if applicable plus a premium defined by the Board of Directors. In connection with the decrease of CEMEX’s share capital, in its variable part, these CPOs were cancelled by resolution of the ordinary shareholders’ meeting on March 28, 2019 for a total amount of $75. Until December 31, 2019, under the 2019 repurchase program, CEMEX has repurchased 157.7 million CEMEX CPOs, at a weighted-average price in pesos equivalent to $0.3164 dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was $50.

In connection with the 2019 share repurchase program described above, from March 10, 2020 to March 24, 2020, CEMEX, S.A.B. de C.V. repurchased 378.2 million CEMEX CPOs, at a weighted-average price of 5.01 pesos per CPO, which was equivalent to $83.2, excluding value-added tax.

18B) NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. As of June 30, 2020 and December 31, 2019 non-controlling interest in equity amounted to $1,425 and $1,503, respectively.

On March 4, 2020, pursuant to CHP’s share rights offering, CEMEX informed that, an indirect subsidiary of CEMEX, increased its interest in CHP, from 66.78% to 75.66% after giving effect to the mentioned share rights offerings.

Perpetual debentures

As of June 30, 2020 and December 31, 2019, the balances of the non-controlling interest included $443, in each period, representing the notional amounts of perpetual debentures. Interest expense on the perpetual debentures, which is accrued based on the principal amount, was included within “Other equity reserves” and represented expenses of $13 and $15 for the six-month period ended June 30, 2020 and June 30, 2019, respectively.

19) LEGAL PROCEEDINGS

19A) PROVISIONS RESULTING FROM LEGAL PROCEEDINGS

CEMEX is involved in various significant legal proceedings as well as investigations, the resolutions of which may result in the incurrence of losses and/or cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions and/or losses have been recognized in the financial statements, representing the best estimate of cash outflows. Therefore, CEMEX believes that it will not make significant expenditure or incur significant losses in excess of the amounts recorded. As of June 30, 2020, there has not been any notable change in respect to December 31, 2019 in connection with the most significant proceedings.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2020 and December 31, 2019 and for the six-month periods ended

June 30, 2020 and 2019

(Millions of U.S. Dollars)

19B) CONTINGENCIES FROM LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX cannot assure the achievement of a final favorable resolution. The most significant development as of June 30, 2020 in comparison with December 31, 2019 is as follows:

In connection with the putative securities class action complaint filed in the U.S. District Court for the Southern District of New York on March 16, 2018, as amended on August 1, 2019, on February 11, 2020, the aforementioned complaint was dismissed and has concluded as a result of the plaintiffs’ agreement of not appealing the resolution.

20) SUBSEQUENT EVENTS

In connection with the revolving credit tranche mentioned in note 15A, on September 10, 2020, CEMEX repaid $700 of its $1,135 committed revolving credit tranche under the 2017 Credit Agreement.

On September 8, 2020, in connection with the Credit Agreement described in note 15A, CEMEX formally launched a Consent Request and an Exchange and Discharge Offer addressed to all lenders under the 2017 Facilities Agreement to further modify the 2017 Facilities Agreement. The main amendments to the 2017 Facilities Agreement that CEMEX are seeking are: (i) extension on term loans and revolving credit facility; (ii) the creation of a Mexican Peso facility for an estimated aggregate amount equivalent to $300; (iii) extensions and Mexican Peso Facility would be implemented by putting in place new facilities intended to be structured as sustainability-linked loan facilities; (iv) an adjustment of the consolidated leverage ratio limit for the quarters ending on September 30, 2020, December 31, 2020 and March 31, 2021, to be reduced from 7.00:1 to 6.25:1; and (v) amendments to incorporate Loan Market Association replacement screen rate provisions in anticipation of the discontinuation of LIBOR and potentially EURIBOR.

On September 8, 2020, CEMEX issued a notice of partial redemption with respect to the June 2024 Euro Notes. The aggregate principal amount of the June 2024 Euro Notes to be partially redeemed is €215 of the €400. In addition, CEMEX issued a notice of full redemption with respect to the April 2024 Dollar Notes. The aggregate principal amount of the April 2024 Dollar Notes to be redeemed is $640. Such notes are expected to be redeemed in full on October 9, 2020 (note 15A).

On September 7, 2020, CEMEX announced that CEMEX España, an indirect subsidiary of CEMEX, is seeking authorization from the Colombian Financial Superintendency (Superintendencia Financiera De Colombia) with the intention to commence a tender offer for any and all outstanding ordinary shares of CLH (note 4B).

In connection with the Forward Exchange Contracts described in note 15C, to hedge the firm commitment for the sale of certain assets in the United Kingdom disclosed in note 4A, CEMEX settled such derivatives on August 5, 2020, and paid £150 for an exchange of €165.

On August 3, 2020, CEMEX announced the successful closing of the sale of certain assets in the United Kingdom to Breedon Group plc described in note 4A, for a total consideration of $230, which includes $30 of debt.

As of June 30, 2020, CEMEX Asian South East Corporation (“CASE”), an indirect subsidiary of CEMEX, S.A.B. de C.V., directly owned 75.93% of CHP’s outstanding common shares. During August 2020, CASE increased its interest in CHP from 75.93% to 77.19% (note 4B).